   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1999.


                                                      REGISTRATION NO. 333-85999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        NEXT LEVEL COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                           3674                          94-3342408
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)


                             6085 STATE FARM DRIVE
                         ROHNERT PARK, CALIFORNIA 94928
                                 (707) 584-6820
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JAMES T. WANDREY
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        NEXT LEVEL COMMUNICATIONS, INC.
                             6085 STATE FARM DRIVE
                         ROHNERT PARK, CALIFORNIA 94928
                                 (707) 584-6820
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

      JAY K. HACHIGIAN, ESQ.            RAYMOND W. WAGNER, ESQ.         VINCENT J. PISANO, ESQ.
     GUNDERSON DETTMER STOUGH         SIMPSON THACHER & BARTLETT         SKADDEN, ARPS, SLATE,
 VILLENEUVE FRANKLIN & HACHIGIAN,        425 LEXINGTON AVENUE             MEAGHER & FLOM LLP
                LLP                    NEW YORK, NEW YORK 10017            919 THIRD AVENUE
      155 CONSTITUTION DRIVE                (212) 455-2000             NEW YORK, NEW YORK 10022
   MENLO PARK, CALIFORNIA 94025                                             (212) 735-3000
          (650) 321-2400

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION DATED OCTOBER 29, 1999


                                8,500,000 Shares

                        [Next Level Communications Logo]

                                  Common Stock

                               ------------------

       Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "NXTV."

       General Instrument Corporation will own 83.2% of our outstanding common stock after this offering.

       The underwriters have an option to purchase a maximum of 1,275,000 additional shares to cover over-allotments of shares.

       INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
6.

                                                                        UNDERWRITING
                                                         PRICE TO       DISCOUNTS AND       PROCEEDS TO
                                                          PUBLIC         COMMISSIONS        NEXT LEVEL
                                                       ------------   -----------------   ---------------
Per Share............................................            $                 $                $
Total................................................            $                 $                $

       Merrill Lynch & Co. and Credit Suisse First Boston are acting as joint book-running managers. Delivery of the shares of common stock will be made on or
about          , 1999.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        MERRILL LYNCH & CO.                   CREDIT SUISSE FIRST BOSTON

LEHMAN BROTHERS

            WARBURG DILLON READ LLC

                                     VOLPE BROWN WHELAN & COMPANY

               The date of the prospectus is              , 1999.

EDGAR DESCRIPTION OF ARTWORK: INSIDE COVER GRAPHICS OF PROSPECTUS.

     The heading for the page reads "Our Products at Work, Delivering Voice, Data and Video over Copper Telephone Wires."

     This diagram depicts the process by which Next Level facilitates the delivery, by telephone companies, of voice from the public telephone network, data from high-speed data and internet service providers and video from entertainment video service providers to a customer's home or business through our products located at the telephone company central office, field and subscribers' home or business.

     The graphics include photographs of our products.

                                ---------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    6
FORWARD-LOOKING STATEMENTS..........   18
USE OF PROCEEDS.....................   19
DIVIDEND POLICY.....................   19
OUR RECAPITALIZATION................   20
CAPITALIZATION......................   21
DILUTION............................   22
SELECTED FINANCIAL DATA.............   23
PRO FORMA SELECTED FINANCIAL DATA...   24
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   26
BUSINESS............................   36

                                      PAGE
                                      ----
MANAGEMENT..........................   51
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS......................   62
PRINCIPAL STOCKHOLDERS..............   67
DESCRIPTION OF CAPITAL STOCK........   69
UNITED STATES TAX CONSEQUENCES TO
  NON-UNITED STATES HOLDERS.........   75
SHARES ELIGIBLE FOR FUTURE SALE.....   78
UNDERWRITING........................   80
NOTICE TO CANADIAN RESIDENTS........   84
LEGAL MATTERS.......................   85
EXPERTS.............................   85
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.......................   86
INDEX TO FINANCIAL STATEMENTS.......  F-1

                                ---------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL              , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read this prospectus summary together with the more detailed information contained in this prospectus, including the risk factors and financial statements and the notes to the financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

     We design and market high-speed, high-volume, also known as broadband, communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper telephone wire infrastructure. Service providers deploying our equipment can either offer voice, data and video services in a single product offering or offer each service separately depending on subscriber demand and the service providers' objectives. We believe that by installing our equipment, telephone companies and other communications service providers will be able to capitalize on, and compete effectively in, the market for integrated voice, data and video services.

     Telephone companies face increasing competition from cable companies that have recently announced plans to offer traditional voice services, as well as high-speed data and video services. Telephone companies, however, have been constrained in their response to this increased competition because the copper wire infrastructure used by most telephone companies has not been capable of delivering high-speed data and video services. Telephone companies seeking to provide broadband services have generally needed to adopt a complex and costly strategy of installing independent equipment from multiple vendors.

     We believe that our equipment enables telephone companies to effectively compete with cable companies in the growing data and video markets. Our equipment is engineered to provide flexibility to enable telephone companies to cost-effectively deploy multiple services to large numbers of subscribers. Our products include equipment located at a telephone company's central office, in the field and at a subscriber's home or business. Telephone companies using our equipment can generate incremental revenues from their existing subscribers and respond to competing service offerings. Additionally, our products are engineered to provide enhanced security for applications such as electronic commerce.

     Our objective is to be the leading supplier of communications equipment used by telephone companies to deliver voice, data and video services to their residential and business customers. To accomplish this objective, we intend to:

     - capitalize on our existing relationships with key regional Bell operating companies to increase our sales as they deploy voice, data and video services more broadly;

     - expand our sales into new markets by targeting other communications providers that use a copper telephone wire infrastructure, including local, independent and international telephone companies;

     - maintain and extend our technology leadership to offer new products and features that will provide competitive advantages for all of these communications service providers; and

     - continue to outsource manufacturing of our products to maintain flexibility and reduce costs.

     We commenced operations in July 1994 and recorded our first sale in September 1997. From inception through September 30, 1999, approximately 82% of our total revenues were from sales to U S WEST and Bell Atlantic. In 1999, we also began to sell our equipment to the local, independent and international telecommunications markets.

     Our principal executive offices are located at 6085 State Farm Drive, Rohnert Park, California 94928 and our telephone number is (707) 584-6820. Our world wide web address is www.nlc.com. The information on this web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered................     8,500,000 shares

Common stock to be outstanding after
this offering.......................     85,543,056 shares. This does not
                                         include 12,319,748 shares that are
                                         reserved for issuance pursuant to
                                         employee stock options that we
                                         anticipate will be outstanding when
                                         this offering is completed and
                                         8,480,102 shares that are reserved for
                                         issuance pursuant to outstanding
                                         warrants held by affiliates of Spencer
                                         Trask Investors LLC.

Use of proceeds.....................     For general corporate purposes,
                                         including working capital.

Proposed Nasdaq National Market
  symbol............................     NXTV

     Unless otherwise indicated, the information in this prospectus (excluding the historical financial statements):

     - assumes that we have completed our recapitalization as described in this prospectus under the heading "Our Recapitalization;" and

     - assumes no exercise of the underwriters' over-allotment option.

     In addition, the number of shares of common stock to be received by General Instrument in our recapitalization is partially dependent upon an assumed initial offering price of the common stock of $11.00 per share. A change in the number of shares of common stock to be received by General Instrument in our recapitalization will result in the same change in the total number of shares of common stock outstanding after this offering.

                               ------------------

     NLevel(3) is our trademark. This prospectus also contains product names, trade names and trademarks of ours as well as those of other organizations. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                             SUMMARY FINANCIAL DATA

     The following table presents summary historical, pro forma and pro forma, as adjusted financial data. The information set forth below should be read in conjunction with the "Pro Forma Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes included in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999 and the balance sheet data as of September 30, 1999 are derived from audited financial statements included in this prospectus. The statement of operations data for the nine months ended September 30, 1998 are derived from the unaudited financial statements included in this prospectus and include all adjustments (consisting of normal recurring items) that management considers necessary for a fair presentation of the financial statements.


     The unaudited pro forma statement of operations data for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to our recapitalization as if it occurred on January 1, 1998. The pro forma statement of operations data do not give effect to the non-cash compensation expense associated with employee stock options to be recorded upon completion of this offering. The compensation expense, based upon an assumed initial offering price of $11.00 per share and assuming no forfeitures, will be approximately $51.4 million, approximately $49.3 million of which will be expensed in the period in which this offering is completed. This compensation expense excludes any non-cash compensation expense which may result from the tandem stock option grant made in January 1997 to some of our employees. The tandem stock option grant permits these employees to exercise options for either shares of our or General Instrument's common stock. This non-cash compensation expense would be an additional $16.6 million, based on an assumed initial offering price of $11.00 per share, assuming it becomes more likely that all tandem stock option holders will elect to exercise Next Level options.


     The unaudited pro forma balance sheet data give effect to our recapitalization as if it occurred on September 30, 1999. The unaudited pro forma, as adjusted balance sheet data further give effect to our receipt of the estimated net proceeds from the sale of 8,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if this offering had been completed on September 30, 1999.

     The pro forma and pro forma, as adjusted financial data do not necessarily represent what the operating results or financial position would have been or project the operating results or financial position for any future period or date.

                                                    YEAR ENDED DECEMBER 31,             NINE MONTHS ENDED SEPTEMBER 30,
                                          -------------------------------------------   -------------------------------
                                                                            PRO FORMA                         PRO FORMA
                                            1996        1997       1998       1998        1998       1999       1999
                                          ---------   --------   --------   ---------   --------   --------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues..........................  $      --   $  8,311   $ 43,830   $ 43,830    $ 21,208   $ 32,430   $ 32,430
Gross profit (loss).....................         --     (2,949)       397        397        (568)     2,461      2,461
Operating expenses:
  Research and development..............     17,102     37,064     47,086     47,086      32,493     35,861     35,861
  Selling, general and administrative...     15,850     26,414     26,248     26,248      19,906     22,220     22,220
  Litigation............................    141,000         --      5,000      5,000       5,000         --         --
Operating loss..........................   (173,952)   (66,427)   (77,937)   (77,937)    (57,967)   (55,620)   (55,620)
Other income (expense), net.............         48         (2)     2,241      2,241       2,103        853        853
Interest expense........................         --         --     (6,035)       (95)     (4,418)    (5,181)      (171)
                                          ---------   --------   --------   --------    --------   --------   --------
Net loss................................  $(173,904)  $(66,429)  $(81,731)  $(75,791)   $(60,282)  $(59,948)  $(54,938)
                                          =========   ========   ========   ========    ========   ========   ========
Pro forma basic and diluted net loss
  per share.............................                                    $  (0.98)                         $  (0.71)
                                                                            ========                          ========
Shares used in pro forma basic and
  diluted net loss per share............                                      77,043                            77,043
                                                                            ========                          ========

                                                                      SEPTEMBER 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 12,499   $ 12,499     $ 96,654
Working capital.............................................    17,359     17,359      101,514
Total assets................................................    87,234     87,234      171,389
Long-term obligations, net of current portion...............    86,396        446          446
Total partners' deficit/stockholders' equity................   (40,717)    45,233      129,388

     See notes 3 and 9 of notes to the financial statements of Next Level Communications L.P. for an explanation of the determination of the number of shares used in computing pro forma per share data and for a description of the tandem stock option grant.

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

               RISKS RELATED TO FINANCIAL ASPECTS OF OUR BUSINESS

WE HAVE INCURRED NET LOSSES AND NEGATIVE CASH FLOW FOR OUR ENTIRE HISTORY, WE EXPECT TO INCUR FUTURE LOSSES AND NEGATIVE CASH FLOW AND WE MAY NEVER ACHIEVE PROFITABILITY

     We incurred net losses of $59.9 million for the nine months ended September 30, 1999, $81.7 million for the year ended December 31, 1998, $66.4 million for the year ended December 31, 1997 and $173.9 million for the year ended December 31, 1996. Our ability to achieve profitability on a continuing basis will depend on the successful design, development, testing, introduction, marketing and broad commercial distribution of our broadband equipment products.

     We expect to continue to incur significant product development, sales and marketing, and administrative expenses. In addition, we depend in part on cost reductions to improve gross profit margins because the fixed-price nature of most of our long-term customer agreements prevents us from increasing prices. As a result, we will need to generate significant revenues and improve gross profit margins to achieve and maintain profitability. We may not be successful in reducing our costs or in selling our products in sufficient volumes to realize cost benefits from our manufacturers. We cannot be certain that we can achieve sufficient revenues or gross profit margin improvements to achieve profitability.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS

     We recorded our first sale in September 1997. As a result, we have only a limited operating history upon which you may evaluate our business and prospects. You should consider our prospects in light of the heightened risks and unexpected expenses and difficulties frequently encountered by companies in an early stage of development. These risks, expenses and difficulties, which are described below, apply particularly to us because the market for equipment for delivering voice, data and video services is new and rapidly evolving. Due to our limited operating history, it will be difficult for you to evaluate whether we will successfully address these risks.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE AND THESE FLUCTUATIONS MAY MAKE OUR STOCK PRICE VOLATILE

     Our quarterly revenues and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. As a result, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Fluctuations in our quarterly revenues or operating results may cause volatility in the price of our stock. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors, which may cause the price of our stock to fall. Factors likely to cause variations in our quarterly revenues and operating results include:

     - delays or cancellations of any orders by U S WEST, which accounted for approximately 61% of our revenues for the nine months ended September 30, 1999, or by any other customer accounting for a significant portion of our revenues;

     - variations in the timing, mix and size of orders and shipments of our products throughout the quarter or year;

     - new product introductions by us or by our competitors;

     - the timing of upgrades of telephone companies' infrastructure;

     - variations in capital spending budgets of telephone companies; and

     - increased expenses, whether related to sales and marketing, product development or administration.

     The amount and timing of our operating expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activity. Because most of our operating expenses are fixed in the short term, we may not be able to quickly reduce spending if our revenues are lower than we had projected and our results of operations could be harmed.

BECAUSE OUR SALES CYCLE IS LENGTHY AND VARIABLE, THE TIMING OF OUR REVENUE IS DIFFICULT TO PREDICT AND WE MAY INCUR SALES AND MARKETING EXPENSES WITH NO GUARANTEE OF A FUTURE SALE

     Customers view the purchase of our products as a significant and strategic decision. As a result, customers typically undertake significant evaluation, testing and trial of our products before deployment. This evaluation process frequently results in a lengthy sales cycle, typically ranging from six months to more than a year. Before a customer places an order, we may incur substantial sales and marketing expenses and expend significant management efforts. In addition, product purchases are frequently subject to unexpected administrative, processing and other delays on the part of our customers. This is particularly true for customers for whom our products represent a very small percentage of their overall purchasing activities. As a result, sales forecasted from a specific customer for a particular quarter may not be realized in that quarter and this could result in lower than expected revenues.


WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT FINANCING TO FUND OUR BUSINESS AND, AS A RESULT, WE MAY NOT BE ABLE TO GROW AND COMPETE EFFECTIVELY


     In the past, we have relied on General Instrument to provide capital, but it will not provide us additional funds after this offering. We may need to raise additional funds if our estimates of revenues or capital requirements change or prove inaccurate. If we cannot raise these funds, we may not be able to grow our business. We may need additional capital if we need to respond to unforeseen technological or marketing hurdles or if we desire to take advantage of unanticipated opportunities. In addition, we expect to review potential acquisitions that would complement our existing product offerings or enhance our technical capabilities that could require potentially significant amounts of capital. Funds may not be available at the time or times needed on terms acceptable to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities, to develop new products or to otherwise respond to competitive pressures effectively.

                         RISKS RELATED TO OUR CUSTOMERS

OUR CUSTOMER BASE OF TELEPHONE COMPANIES IS EXTREMELY CONCENTRATED AND THE LOSS OF OR REDUCTION IN BUSINESS FROM EVEN ONE OF OUR CUSTOMERS COULD CAUSE OUR SALES TO FALL SIGNIFICANTLY

     A small number of customers have accounted for a large part of our revenues to date. We expect this concentration to continue in the future. If we lose one of our significant customers, our revenues could be significantly affected. U S WEST accounted for 68% of total revenues for the year ended December 31, 1998 and 61% of total revenues for the nine months ended September 30, 1999. Bell Atlantic accounted for 20% of total revenues for the year ended December 31, 1998 and 14% of total revenues for the nine months ended September 30, 1999. Our agreements with our customers are cancelable by these customers on short notice, without penalty, do not obligate the customers to purchase any products and are not exclusive. Accordingly, we may lose revenue from our significant customers at any time.

A SIGNIFICANT MARKET FOR OUR PRODUCTS MAY NOT DEVELOP IF TELEPHONE COMPANIES DO NOT SUCCESSFULLY DEPLOY BROADBAND SERVICES SUCH AS HIGH-SPEED DATA AND VIDEO

     Telephone companies have just recently begun offering high-speed data services, and most telephone companies have not offered video services at all. Unless telephone companies make the strategic decision to enter the market for providing broadband services, a significant market for our products may not develop. Sales of our products depend on the increased use and widespread adoption of broadband services and the ability of our customers to market and sell broadband services, including video services, to their customers. Certain critical issues concerning use of broadband services are unresolved and will likely affect their use. These issues include security, reliability, speed and volume, cost, government regulation and the ability to operate with existing and new equipment.

     Even if telephone companies decide to deploy broadband services, this deployment may not be successful. Our customers have delayed deployments in the past and may delay deployments in the future. Factors that could cause telephone companies not to deploy, to delay deployment of, or to fail to deploy successfully the services for which our products are designed include the following:

     - industry consolidation;

     - regulatory uncertainties and delays affecting telephone companies;

     - varying quality of telephone companies' network infrastructure and cost of infrastructure upgrades and maintenance;

     - inexperience of telephone companies in obtaining access to video programming content from third party providers;

     - inexperience of telephone companies in providing broadband services and the lack of sufficient technical expertise and personnel to install products and implement services effectively;

     - uncertain subscriber demand for broadband services; and

     - inability of telephone companies to predict return on their investment in broadband capable infrastructure and equipment.

     Unless our products are successfully deployed and marketed by telephone companies, we will not be able to achieve our business objectives and increase our revenues.

CONSOLIDATION AMONG TELEPHONE COMPANIES MAY REDUCE OUR SALES


     Consolidation in the telecommunications industry may cause delays in the purchase of our products and cause a reexamination of strategic and purchasing decisions by our customers. In addition, we may lose relationships with key personnel within a customer's organization due to budget cuts, layoffs, or other disruptions following a consolidation. For example, US WEST, which has announced a pending merger with Qwest, and Bell Atlantic, which has announced a pending merger with GTE, are our two largest customers. Any of these factors relating to consolidation could impair our ability to generate revenues.


GOVERNMENT REGULATION OF OUR CUSTOMERS AND RELATED UNCERTAINTY COULD CAUSE OUR CUSTOMERS TO DELAY THE PURCHASE OF OUR PRODUCTS

     The FCC is in the process of developing new rules that could force telephone companies, such as the regional Bell operating companies, to offer their competitors cost-based access to some elements of their networks, including facilities and equipment used to provide high-speed data and video services. These telephone companies may not wish to make expenditures for infrastructure and equipment required to provide broadband services if they will be forced to allow competitors access to this infrastructure and equipment. Although the FCC recently announced that, except in limited circumstances, it will not require incumbent carriers to offer their competitors access to the facilities and equipment used to provide high-speed data services, the full text of the FCC's decision and the new rule have not yet been released. Thus, some uncertainty still remains as to what the exact rule will be and how it will apply in any given circumstance. Accordingly, the uncertainties caused by these regulatory proceedings may cause these telephone companies to delay purchasing decisions at least until the proceedings and any related judicial appeals are completed. The outcomes of these regulatory proceedings, as well as other FCC regulation, may cause these telephone companies not to deploy services for which our products are designed or to further delay deployment. Additionally, telephone companies' deployment of broadband services may be slowed down or stopped because of the need for telephone companies to obtain permits from city, state or federal authorities to implement infrastructure for products such as ours. Any delay in deployment of products by our customers could harm our sales. For a more detailed description of these and other regulatory matters that may affect our business, see "Business -- Regulation of Customers."

OUR CUSTOMERS AND POTENTIAL CUSTOMERS WILL NOT PURCHASE OUR PRODUCTS IF THEY DO NOT HAVE THE INFRASTRUCTURE NECESSARY TO USE OUR PRODUCTS

     The copper wire infrastructures over which telephone companies may deliver voice, data and video services using our products vary in quality and reliability. As a result, some of these telephone companies may not be able to deliver a full set of voice, data and video services to their customers, despite their intention to do so, and this could harm our sales. Even after installation of our products, we remain highly dependent on telephone companies to continue to maintain their infrastructure so that our products will operate at a consistently high performance level. Infrastructure upgrades and maintenance may be costly, and telephone companies may not have the necessary financial resources. This may be particularly true for our smaller customers and potential customers such as independent telephone companies and domestic local telephone companies. If our current and potential customers' infrastructure is inadequate, we may not be able to generate anticipated revenues from them.

                         RISKS RELATED TO OUR INDUSTRY

IF COMPETING TECHNOLOGIES THAT OFFER ALTERNATIVE SOLUTIONS TO OUR PRODUCTS ACHIEVE WIDESPREAD ACCEPTANCE, THE DEMAND FOR OUR PRODUCTS MAY NOT DEVELOP

     Technologies that compete with our system include other telecommunications-related wireline technologies, cable-based technologies, fixed wireless technologies and satellite technologies. If these alternative technologies are chosen by our existing and potential customers, our business, financial condition and results of operations could be harmed. In particular, cable operators are currently deploying products that will be capable of delivering voice, high-speed data and video services over cable, including products from General Instrument, our principal stockholder. Our technology may not be able to compete effectively against these technologies on price, performance or reliability.

     Our customers or potential customers that also offer cable-based services may choose to purchase cable-based technologies. Cable service providers that offer not only data and video but also telephony over cable systems will give subscribers the alternative of purchasing all communications services from a single communications service provider, allowing the potential for more favorable pricing and a single point of contact for bill payment and customer service. If these services are implemented successfully over cable connections, they will compete directly with the services offered by telephone companies using our products. In addition, several telephone companies have commenced the marketing of video services over direct broadcast satellite while continuing to provide voice and data services over their existing copper wire infrastructure. If any of these services are accepted by consumers, the demand for our products may not develop and our ability to generate revenue will be harmed.

WE FACE INTENSE COMPETITION IN PROVIDING EQUIPMENT FOR TELECOMMUNICATIONS NETWORKS FROM LARGER AND MORE WELL-ESTABLISHED COMPANIES AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES

     Many of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical, marketing and distribution resources than we do. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we are able to, which could result in the loss of current and potential customers.

     Our significant current and potential competitors include Advanced Fibre Communications, Alcatel, Cisco Systems, Efficient Networks, Ericsson, Lucent Technologies, Nokia, Nortel Networks, RELTEC (recently acquired by GEC Marconi), Scientific Atlanta, Siemens and our largest stockholder, General Instrument (which has announced a pending merger with Motorola), as well as emerging companies that are developing new technologies. Some of these competitors have existing relationships with our current and prospective customers. In addition, we anticipate that other large companies, such as Matsushita Electric Industrial (which markets products under the Panasonic brand name), Microsoft, Network Computer, Philips, Sony, STMicroelectronics and Toshiba America, will likely introduce products that compete with our Residential Gateway product in the future. Our customer base may be attracted by the name and resources of these large, well-known companies and may prefer to purchase products from them instead of us.


CONSOLIDATION OF OUR COMPETITORS MAY CAUSE US TO LOSE CUSTOMERS AND NEGATIVELY AFFECT OUR SALES



     Consolidation in the telecommunications equipment industry may strengthen our competitors' position in our market, cause us to lose customers and hurt our sales. For example, Alcatel acquired DSC Communications, Lucent recently acquired Ascend Communications and GEC Marconi recently acquired RELTEC. Acquisitions such as these may strengthen our competitors' financial, technical and marketing resources and provide access to regional Bell operating companies and other potential customers. Consolidation may also allow some of our competitors to penetrate new markets that we have targeted, such as domestic local, independent and international telephone companies. This consolidation may affect our ability to increase revenues.


IF WE DO NOT RESPOND QUICKLY TO CHANGING CUSTOMER NEEDS AND FREQUENT NEW PRODUCT INTRODUCTIONS BY OUR COMPETITORS, OUR PRODUCTS MAY BECOME OBSOLETE

     Our position in existing markets or potential markets could be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance will depend in part upon our ability to enhance existing products and develop and introduce new products that keep pace with:

     - the increasing use of the Internet;

     - the growth in remote access by telecommuters;

     - the increasingly diverse distribution sources for high quality digital video; and

     - other industry and technological trends.

     We expect that our product development efforts will continue to require substantial investments. We may not have sufficient resources to make the necessary investments. If we fail to timely and cost-effectively develop new products that respond to new technologies and customer needs, the demand for our products may fall and we could lose revenues.

              RISKS ASSOCIATED WITH OTHER ASPECTS OF OUR BUSINESS

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND THE LOSS OF THEIR SERVICES COULD DISRUPT OUR OPERATIONS AND OUR CUSTOMER RELATIONSHIPS


     None of our executive officers or key employees are bound by an employment agreement. Many of these employees have a significant amount of options to purchase our common stock. Many of these options are currently vested and are exercisable upon consummation of this offering and some of our key employees may leave us once they have exercised their options. In addition, our engineering and product development teams are critical in developing our products and have developed important relationships with our regional Bell operating company customers and their technical staffs. The loss of any of these key personnel could harm our operations and customer relationships.


COMPETITION FOR QUALIFIED PERSONNEL IN THE TELECOMMUNICATIONS EQUIPMENT INDUSTRY IS INTENSE, AND IF WE ARE NOT SUCCESSFUL IN ATTRACTING AND RETAINING THESE PERSONNEL, OUR ABILITY TO GROW OUR BUSINESS MAY BE HARMED

     Competition for qualified personnel in the telecommunications equipment industry, specifically in the Rohnert Park, California area, is intense, and we may not be successful in attracting and retaining such personnel. Failure to attract qualified personnel could harm the growth of our business.

     We are actively searching for research and development engineers and sales and marketing personnel who are in short supply. Competitors and others have in the past and may in the future attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may receive such notices in the future as we seek to hire qualified personnel and such notices may result in material litigation and related disruption to our operations.

OUR OPERATIONS AND CUSTOMER RELATIONSHIPS MAY BECOME STRAINED DUE TO RAPID EXPANSION


     We have expanded our operations rapidly since inception. We intend to continue to expand in the foreseeable future to pursue existing and potential market opportunities both inside and outside the United States. This rapid growth places a significant demand on management and operational resources. Our management, personnel, systems, procedures, controls and customer service may be inadequate to support our future operations. To manage expansion effectively, we must implement and improve our operational systems, procedures, controls and customer service on a timely basis. We expect significant strain on our order and fulfillment process and our quality control systems if significant expansion of business activity occurs. If we are unable to properly manage this growth, our operating results, reputation and customer relationships could be harmed. As a result, our stock price could fall.


OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY AFFECT OUR ABILITY TO COMPETE AND WE COULD LOSE CUSTOMERS

     We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our intellectual property. There is no guarantee that these safeguards will protect our intellectual property and other valuable confidential information. If our methods of protecting our intellectual property in the United States or abroad are not adequate, our competitors may copy our technology or independently develop similar technologies and we could lose customers. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products which could harm our business.

THIRD-PARTY CLAIMS REGARDING INTELLECTUAL PROPERTY MATTERS COULD CAUSE US TO STOP SELLING OUR PRODUCTS, LICENSE ADDITIONAL TECHNOLOGY OR PAY MONETARY DAMAGES

     From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in our market grows and the functionality of products overlaps, and our products may currently infringe on one or more United States or international patents. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required:

     - to pay substantial damages, including paying treble damages if we are held to have willfully infringed;

     - to halt the manufacture, use and sale of infringing products;

     - to expend significant resources to develop non-infringing technology; and/or

     - to obtain licenses to the infringing technology.

     Licenses may not be available from any third party that asserts intellectual property claims against us, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. In addition, we indemnify our customers for patent infringement claims and we may be required to obtain licenses on their behalf which could subject us to significant additional costs.

WE DEPEND ON THIRD-PARTY MANUFACTURERS AND ANY DISRUPTION IN THEIR MANUFACTURE OF OUR PRODUCTS WOULD HARM OUR OPERATING RESULTS

     We contract for the manufacture of all of our products and have limited in-house manufacturing capabilities. We rely primarily on two large contract manufacturers: SCI Systems and CMC Industries. The efficient operation of our business will depend, in large part, on our ability to have these and other companies manufacture our products timely, cost-effectively and in sufficient volumes while maintaining consistent quality. As our business grows, these manufacturers may not have the capacity to keep up with the increased demand. Any manufacturing disruption could impair our ability to fulfill orders and could cause us to lose customers.

WE HAVE NO LONG-TERM CONTRACTS WITH OUR MANUFACTURERS AND WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS ON TIME IF ANY OF THESE MANUFACTURERS STOP MAKING OUR PRODUCTS


     We have no long-term contracts or arrangements with any of our contract manufacturers that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers, which could take in excess of three months. For example, Flextronics International, previously designated to be the sole manufacturer of our ETHERset product, discontinued its relationship with us due to lack of order volume. It is possible that a source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and on a timely basis. If we cannot find alternative sources for the manufacture of our products, we will not be able to meet existing demand. As a result, we may lose existing customers and our ability to gain new customers may be significantly constrained.


OUR INABILITY TO PRODUCE SUFFICIENT QUANTITIES OF OUR PRODUCTS BECAUSE OF OUR DEPENDENCE ON COMPONENTS FROM KEY SOLE SUPPLIERS COULD RESULT IN DELAYS IN THE DELIVERY OF OUR PRODUCTS AND COULD HARM OUR REVENUES

     Some parts, components and equipment used in our products are obtained from sole sources of supply. If we or our sole source suppliers fail to obtain components in sufficient quantities when required, delivery of our products could be delayed resulting in decreased revenues. Additional sole-sourced components may be incorporated into our equipment in the future. We do not have any long term supply contracts to ensure sources of supply. In addition, our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price, which could harm our operating results.

THE OCCURRENCE OF ANY DEFECTS, ERRORS, OR FAILURES IN OUR PRODUCTS COULD RESULT IN DELAYS IN INSTALLATION, PRODUCT RETURNS AND OTHER LOSSES TO US OR TO OUR CUSTOMERS OR END-USERS

     Our products are complex and may contain undetected defects, errors or failures. These problems have occurred in our products in the past and additional errors may occur in our products in the future and could result in the loss of or delay in market acceptance of our products. In addition, we have limited experience with commercial deployment and we expect additional defects, errors and failures as our business expands from trials to commercial deployment at certain customers. We will have limited experience with the problems that could arise with any new products that we introduce. Further, our customer agreements generally include a longer warranty for defects than our manufacturing agreements. These defects could result in a loss of sales and additional costs as well as damage to our reputation and the loss of our customers.

WE DO NOT HAVE SIGNIFICANT EXPERIENCE IN INTERNATIONAL MARKETS AND MAY HAVE UNEXPECTED COSTS AND DIFFICULTIES IN DEVELOPING INTERNATIONAL REVENUES


     We plan to extend the marketing and sales of our products internationally. International operations are generally subject to inherent risks and challenges that could harm our operating results, including:

     - unexpected changes in telecommunications regulatory requirements;

     - limited number of telephone companies operating internationally;

     - expenses associated with developing and customizing our products for foreign countries;

     - tariffs, quotas and other import restrictions on telecommunications equipment;

     - longer sales cycles for our products; and

     - compliance with international standards that differ from domestic standards.

     To the extent that we generate international sales in the future, any negative effects on our international business could harm our business, operating results and financial condition as a whole. In particular, fluctuating exchange rates may contribute to fluctuations in our results of operations.


PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD HARM OUR PRODUCTS OR OUR REPUTATION OR CAUSE OUR CUSTOMERS TO DECREASE SPENDING ON OUR PRODUCTS



     Computer systems, software packages and microprocessor-dependent equipment may cease to function or generate erroneous data when the year 2000 arrives. If systems material to our business are not year 2000 compliant or if third parties fail to make their systems year 2000 compliant in a timely manner, the year 2000 issue could affect our operations. The potential areas of exposure include systems and equipment operated by third parties with which we transact business and computers, software, telephone systems and other equipment used internally. Our year 2000 compliance program may not fully address all potential year 2000 problems. Additionally, our customers' purchasing and deployment plans could be affected by year 2000 issues. Some customers may wait to purchase or deploy our products, if at all, which may reduce our future revenues. For a discussion of our year 2000 preparedness program, see "Management Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."


                         RISKS RELATED TO THIS OFFERING


GENERAL INSTRUMENT WILL EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND OUR STOCKHOLDER VOTES AND, FOR ITS OWN REASONS, COULD PREVENT TRANSACTIONS WHICH OUR OTHER STOCKHOLDERS MAY VIEW AS FAVORABLE


     Upon completion of this offering, General Instrument will beneficially own approximately 83.2% of the outstanding shares of our common stock. Although General Instrument will enter into a voting trust agreement to limit its voting power to 49% of the voting power of all outstanding common stock and to limit the number of its designees to the board of directors to one less than a majority, General Instrument will be able to exercise significant influence over all matters relating to our business and affairs, including approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us and could prevent you from receiving a premium for your shares. In addition, General Instrument intends to terminate the voting trust agreement immediately upon the completion of its pending merger with Motorola.



AFTER THE COMPLETION OF GENERAL INSTRUMENT'S PENDING MERGER WITH MOTOROLA, MOTOROLA WOULD THEN CONTROL US AND COULD PREVENT CHANGES THAT MAY BE FAVORABLE TO US AND TO OUR OTHER STOCKHOLDERS AND IMPLEMENT CHANGES THAT MAY BE ADVERSE TO US AND TO OUR OTHER STOCKHOLDERS, AND THIS COULD CAUSE OUR STOCK PRICE TO FALL



     On September 14, 1999, General Instrument entered into an agreement and plan of merger with Motorola, Inc. Immediately upon the completion of this pending merger, General Instrument intends to terminate the voting trust agreement and appoint additional individuals to our board of directors sufficient to exercise control. Accordingly, upon completion of this pending merger, Motorola will be able to exercise voting power over a majority of our shares and will have the ability to control our board of directors and all matters relating to our business and affairs. We do not know whether Motorola's plans for our business and affairs will be different than our existing plans and whether any changes that may be implemented under Motorola's control will be beneficial or detrimental to our other stockholders.



OUR PRINCIPAL STOCKHOLDER MAY HAVE INTERESTS WHICH CONFLICT WITH THE BEST INTERESTS OF US AND OUR OTHER STOCKHOLDERS AND MAY CAUSE US TO FORGO OPPORTUNITIES OR TAKE ACTIONS WHICH DISPROPORTIONATELY BENEFIT OUR PRINCIPAL STOCKHOLDER



     It is possible that General Instrument or Motorola could be in a position involving a conflict of interest with us. In addition, individuals who are officers or directors of both us and our principal stockholder may have fiduciary duties to both companies. For example, a conflict may arise if our principal stockholder were to engage in activities or pursue corporate opportunities that may overlap with our business. These conflicts could harm our business and, as a result, could cause our stock price to fall. Our certificate of incorporation contains provisions intended to protect our principal stockholder and these individuals in these situations. These provisions would limit your legal remedies. For a description of these provisions, see "Description of Capital Stock -- Other Certificate of Incorporation and By-law Provisions -- Corporate Opportunities."


     By becoming a stockholder of Next Level, investors will be considered to have consented to the provisions of our certificate of incorporation, except to the extent any of the provisions are inconsistent with Delaware law.

OVER 77 MILLION, OR APPROXIMATELY 90% OF OUR TOTAL OUTSTANDING SHARES, ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY

     After this offering, we will have outstanding 85,543,056 shares of common stock. After this offering, General Instrument will own approximately 83.2% of our outstanding common stock and Spencer Trask will own approximately 6.9% of our outstanding common stock and its affiliates will hold warrants to purchase an additional 9.9% of our outstanding common stock. If General Instrument, Spencer Trask or any of our other stockholders sell substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering, the market price of the common stock could fall. In addition, any distribution of shares of our common stock by General Instrument to its stockholders could also have an adverse effect on the market price.

     All shares sold in this offering may be resold in the public market immediately. All of the remaining shares will be owned by General Instrument and Spencer Trask and its affiliates. Under federal securities laws, these shares, unless registered under the Securities Act, generally may be resold in the public market only following a one-year holding period that will begin to run upon the completion of our recapitalization and subject to volume and manner of sale limitations. General Instrument and Spencer Trask and its affiliates will be entitled to registration rights pursuant to which they may require that we register their shares under the Securities Act. In addition, each of General Instrument and Spencer Trask and its affiliates has entered into a lockup agreement with the underwriters pursuant to which they have agreed generally not to transfer or dispose of shares of common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. However, these lockups may be waived by Credit Suisse First Boston Corporation.

     In addition, upon the completion of this offering, we anticipate that there will be outstanding options to purchase 12,319,748 shares of our common stock. The holders of options to purchase 3,309,213 shares of our common stock have entered into 365-day lockup agreements with the underwriters, and the holders of the remaining options have entered into 180-day lockup agreements. Following completion of this offering, we intend to file with the SEC a registration statement covering the shares issuable upon the exercise of our outstanding employee options. Accordingly, subject to vesting provisions and, in the case of our affiliates, volume and manner of sale restrictions, the shares of common stock issuable upon the exercise of our outstanding employee options will be eligible for sale into the public market at various times after the expiration of the applicable lockup period. The lockups may be waived by Credit Suisse First Boston Corporation. For a more detailed description, see "Shares Eligible for Future Sale."

ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY THAT A STOCKHOLDER MAY CONSIDER FAVORABLE

     Several provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three year terms;

     - prohibiting cumulative voting in the election of directors;

     - restricting business combinations with interested stockholders;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent;

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

     - requiring super-majority voting to effect amendments to our certificate of incorporation and bylaws.

Some of these provisions will not currently apply to General Instrument and its affiliates. For a more detailed description of these provisions, see "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

                                USE OF PROCEEDS

     We estimate that through this offering we will receive net proceeds of $84.2 million ($97.2 million if the underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The primary purposes of this offering are to increase our equity capital, to create a public market for our common stock and to facilitate future access to public markets. As of the date of this prospectus, we have no specific plans to use the net proceeds from this offering other than as set forth below.


     We expect to use the net proceeds of this offering for general corporate purposes, including working capital and using a currently estimated $55 million to fund our continued research and development efforts. From time to time we will evaluate our opportunities to acquire businesses, products and technologies that complement our business. We may use a portion of the net proceeds from this offering for these acquisitions. Currently, however, we do not have any understandings, commitments or agreements with respect to these acquisitions. Pending our use of the proceeds, we will most likely invest the net proceeds in short-term, interest-bearing, investment-grade obligations.


                                DIVIDEND POLICY

     We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of the board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as our board of directors deems relevant.

                              OUR RECAPITALIZATION

     Immediately prior to the completion of this offering, the following interdependent recapitalization transactions will occur:

     - the Next Level Communications L.P. $75.0 million note and accrued interest thereon payable to General Instrument will be contributed by General Instrument to Next Level Communications, Inc., a newly formed Delaware corporation and the issuer of the common stock being offered in this offering, in exchange for a number of shares of common stock equal to the aggregate amount owed under the note divided by the initial offering price (which would be 7,813,636 shares based upon $86.0 million owed as of September 30, 1999 and an assumed initial offering price of $11.00 per share); and

     - Next Level Communications L.P. and Next Level Communications, a wholly owned subsidiary of General Instrument and the limited partner of Next Level Communications L.P., each will be merged into Next Level Communications, Inc. As part of these mergers:

        - Spencer Trask, the general partner of the partnership, will receive 5,863,329 shares of common stock for its 9.6% general partnership interest;


        - General Instrument will receive a number of shares of common stock, for Next Level Communications' 90.4% limited partnership and other interests under the partnership agreement, equal to 55,366,091 plus a number equal to $88.0 million divided by the initial offering price (which would be 8,000,000 shares based upon an assumed initial offering price of $11.00 per share)(the $88 million is the value receivable by us from affiliates of Spencer Trask with respect to their warrants as described below);


        - options granted to employees of the partnership to purchase shares of Next Level Communications will become options to purchase a total of 6,964,904 shares of common stock on a one for one basis; and

        - the option currently held by affiliates of Spencer Trask to purchase shares of the partnership's successor under the partnership agreement will become warrants to purchase from us 8,480,102 shares of common stock at an exercise price of $10.38 per share.

     As a result of these transactions and upon completion of this offering, General Instrument will own 71,179,727 shares of common stock, constituting 66.9% of our outstanding common stock on a fully diluted basis. Spencer Trask and its affiliates will own, including shares issuable upon exercise of outstanding warrants, 14,343,431 shares of common stock in the aggregate, constituting 13.5% of our outstanding common stock on a fully diluted basis. All of the shares of common stock to be received by General Instrument pursuant to our recapitalization will be held in a voting trust which will limit General Instrument's voting power to 49% of our total voting power or a lower percentage as General Instrument may later elect. Immediately upon the completion of its pending merger with Motorola, General Instrument intends to terminate the voting trust. For additional information about the voting trust, see "Certain Relationships and Related Transactions -- Voting Trust Agreement."

                                 CAPITALIZATION

     The following table sets forth as of September 30, 1999:

     - the actual capitalization of Next Level Communications L.P.;

     - our pro forma capitalization assuming the completion of our recapitalization on September 30, 1999; and

     - our pro forma capitalization as adjusted to reflect the receipt of the estimated net proceeds from the sale of 8,500,000 shares of common stock in this offering at an assumed offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses:

                                                                   SEPTEMBER 30, 1999
                                                           ----------------------------------
                                                                                   PRO FORMA
                                                            ACTUAL    PRO FORMA   AS ADJUSTED
                                                           --------   ---------   -----------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, net of current portion............  $ 86,396    $   446     $    446
Partners' deficit/stockholders' equity:
  Common stock, $.01 par value per share; 200,000,000
     shares authorized, pro forma and pro forma, as
     adjusted and 77,043,056 shares issued and
     outstanding, pro forma and 85,543,056 shares issued
     and outstanding pro forma, as adjusted(1)...........        --        770          855
  Additional paid-in capital(2)..........................        --     44,463      177,786
  Partners' deficit......................................   (40,717)        --           --
  Accumulated deficit(2).................................        --         --      (49,253)
                                                           --------    -------     --------
          Total partners' deficit/stockholders' equity...   (40,717)    45,233      129,388
                                                           --------    -------     --------
          Total capitalization...........................  $ 45,679    $45,679     $129,834
                                                           ========    =======     ========

-------------------------
(1) The information in the table above excludes:

    - options outstanding to purchase a total of 6,964,904 shares of common stock at a weighted average exercise price of $1.24 per share under our Amended and Restated 1997 Long-Term Incentive Plan,

    - options to purchase 5,354,844 shares of common stock at an exercise price of $11.00 per share that we anticipate will be outstanding under our 1999 Stock Plan upon completion of this offering, and

    - warrants held by affiliates of Spencer Trask to purchase 8,480,102 shares of common stock at an exercise price of $10.38 per share.


(2) The pro forma, as adjusted amount reflects the non-cash compensation expense associated with employee stock options to be recorded upon completion of this offering. The non-cash compensation expense related to these options, assuming no forfeitures, will be approximately $51.4 million, approximately $49.3 million of which will be expensed in the period in which this offering is completed. These charges are based upon an assumed initial offering price of $11.00 per share. These charges exclude any non-cash compensation expense which may result from the tandem stock option grant made in January 1997 to some of our employees. The tandem stock option grant permits these employees to exercise options for shares of either our or General Instrument's common stock. This non-cash compensation expense would be an additional $16.6 million, based on an assumed initial offering price of $11.00 per share, assuming it becomes more likely that all tandem stock option holders will elect to exercise Next Level options. See note 9 of notes to the financial statements of Next Level Communications L.P. for a description of the tandem stock option grant.

                                    DILUTION

     The pro forma net tangible book value of our common stock as of September 30, 1999, assuming the completion of our recapitalization on that date, was $39.9 million, or $0.52 per share. Pro forma net tangible book value per share represents the amount of our pro forma stockholders' equity, less pro forma intangible assets, divided by the number of shares of common stock outstanding after giving pro forma effect to the recapitalization on September 30, 1999.

     Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 8,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and the receipt of the estimated net proceeds from this sale, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value as of September 30, 1999 would have been $124.0 million, or $1.45 per share. This represents an immediate increase in net tangible book value of $0.93 per share to existing stockholders and an immediate dilution in net tangible book value of $9.55 per share to purchasers of common stock in this offering. Investors participating in this offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial public offering price per share.............            $11.00
Pro forma net tangible book value per share as of September
30, 1999 prior to this offering.............................  $ 0.52
  Increase per share attributable to new investors..........    0.93
                                                              ------
Pro forma net tangible book value per share, as adjusted for
  this offering.............................................              1.45
                                                                        ------
Pro forma net tangible book value dilution per share to new
  investors.................................................            $ 9.55
                                                                        ======

     The following table sets forth as of September 30, 1999, the difference between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the weighted average price per share paid:

                                   SHARES PURCHASED        TOTAL CONSIDERATION
                                 ---------------------    ----------------------    AVERAGE PRICE
                                   NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                                 -----------   -------    ------------   -------    -------------
Existing stockholders..........   77,043,056     90.1%    $520,630,000     84.8%       $ 6.76
New stockholders...............    8,500,000      9.9       93,500,000     15.2         11.00
                                 -----------    -----     ------------    -----
          Total................   85,543,056    100.0%    $614,130,000    100.0%
                                 ===========    =====     ============    =====

     In addition, the information in the table above excludes:

     - options outstanding to purchase a total of 6,964,904 shares of common stock at a weighted average exercise price of $1.24 per share under our Amended and Restated 1997 Long-Term Incentive Plan,

     - options to purchase 5,354,844 shares of common stock at an exercise price of $11.00 per share that we anticipate will be outstanding under our 1999 Stock Plan upon completion of this offering, and

     - warrants held by affiliates of Spencer Trask to purchase 8,480,102 shares of common stock at an exercise price of $10.38 per share.

     To the extent outstanding options or the warrant are exercised, there will be further dilution to new investors. For a more complete description, see "Certain Relationships and Related Transactions" and notes 3 and 9 of notes to the financial statements of Next Level Communications L.P.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes included in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999, and the balance sheet data as of December 31, 1997 and 1998 and as of September 30, 1999, are derived from financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included in this prospectus. The statement of operations data for the nine months ended September 30, 1998 are derived from unaudited financial statements included in this prospectus and include all adjustments (consisting of normal recurring items) that management considers necessary for a fair presentation of the financial statements. The statement of operations data for the periods from our inception on June 22, 1994 to December 31, 1994, from January 1, 1995 to August 31, 1995 and from September 1, 1995 to December 31, 1995 and the balance sheet data as of December 31, 1994, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus.

     The statement of operations data and balance sheet data for the periods subsequent to August 31, 1995 reflect adjustments resulting from the application of the purchase method of accounting in connection with our acquisition by General Instrument in 1995. The financial information prior to August 31, 1995 is that of a predecessor company prior to its acquisition by General Instrument and may not be comparable to the financial information for periods which began subsequent to August 31, 1995. The results for the nine months ended September 30, 1999 are not necessarily indicative of the operating results to be expected in the future.

                                PERIOD FROM      PERIOD FROM      PERIOD FROM
                               JUNE 22, 1994     JANUARY 1,      SEPTEMBER 1,
                                (INCEPTION)         1995            1995 TO          YEAR ENDED DECEMBER 31,
                              TO DECEMBER 31,   TO AUGUST 31,    DECEMBER 31,    -------------------------------
                                   1994             1995             1995          1996        1997       1998
                              ---------------   -------------    -------------   ---------   --------   --------
                                       (PREDECESSOR)                             (IN THOUSANDS)
                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Equipment.................       $  --           $    --         $      --     $      --   $  6,045   $ 39,243
  Software..................          --                --                --            --      2,266      4,587
                                   -----           -------         ---------     ---------   --------   --------
Total revenues..............          --                --                --            --      8,311     43,830
                                   -----           -------         ---------     ---------   --------   --------
Cost of revenues:
  Equipment.................          --                --                --            --     10,954     43,172
  Software..................          --                --                --            --        306        261
                                   -----           -------         ---------     ---------   --------   --------
Total cost of revenues......          --                --                --            --     11,260     43,433
                                   -----           -------         ---------     ---------   --------   --------
Gross profit (loss).........          --                --                --            --     (2,949)       397
                                   -----           -------         ---------     ---------   --------   --------
Operating expenses:
  Research and
    development.............         505             4,937           142,249        17,102     37,064     47,086
  Selling, general and
    administrative..........         126             1,646             1,016        15,850     26,414     26,248
  Litigation................          --                --                --       141,000         --      5,000
                                   -----           -------         ---------     ---------   --------   --------
Total operating expenses....         631             6,583           143,265       173,952     63,478     78,334
                                   -----           -------         ---------     ---------   --------   --------
Operating loss..............        (631)           (6,583)         (143,265)     (173,952)   (66,427)   (77,937)
                                   -----           -------         ---------     ---------   --------   --------
Other income (expense),
  net.......................          --                --                --            48         (2)     2,241
Interest expense............          --                --                --            --         --     (6,035)
                                   -----           -------         ---------     ---------   --------   --------
Net loss....................       $(631)          $(6,583)        $(143,265)    $(173,904)  $(66,429)  $(81,731)
                                   =====           =======         =========     =========   ========   ========


                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,
                              ------------------------
                                1998          1999
                              ---------   ------------
                                   (IN THOUSANDS)

STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Equipment.................  $  17,732     $ 29,848
  Software..................      3,476        2,582
                              ---------     --------
Total revenues..............     21,208       32,430
                              ---------     --------
Cost of revenues:
  Equipment.................     21,555       29,741
  Software..................        221          228
                              ---------     --------
Total cost of revenues......     21,776       29,969
                              ---------     --------
Gross profit (loss).........       (568)       2,461
                              ---------     --------
Operating expenses:
  Research and
    development.............     32,493       35,861
  Selling, general and
    administrative..........     19,906       22,220
  Litigation................      5,000           --
                              ---------     --------
Total operating expenses....     57,399       58,081
                              ---------     --------
Operating loss..............    (57,967)     (55,620)
                              ---------     --------
Other income (expense),
  net.......................      2,103          853
Interest expense............     (4,418)      (5,181)
                              ---------     --------
Net loss....................  $ (60,282)    $(59,948)
                              =========     ========

                                                                                  DECEMBER 31,
                               DECEMBER 31,                      -----------------------------------------------
                                   1994                              1995          1996        1997       1998
                              ---------------                    -------------   ---------   --------   --------
                               (PREDECESSOR)                                     (IN THOUSANDS)
                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...       $ 362                           $     599     $      --   $    377   $ 28,983
Working capital (deficit)...       4,175                              (1,897)     (143,001)   (29,571)    38,564
Total assets................       4,410                               3,824        17,393     52,689     97,771
Long term obligations, net
  of current portion........          --                                  --            --         --     81,275
Total partners'
  deficit/stockholder's
  equity (deficit)..........       4,410                              (2,566)     (172,029)    (3,702)   (14,769)


                                          SEPTEMBER 30,
                                              1999
                                          -------------
                                   (IN THOUSANDS)

BALANCE SHEET DATA:
Cash and cash equivalents...                $ 12,499
Working capital (deficit)...                  17,359
Total assets................                  87,234
Long term obligations, net
  of current portion........                  86,396
Total partners'
  deficit/stockholder's
  equity (deficit)..........                 (40,717)

                       PRO FORMA SELECTED FINANCIAL DATA


     The following unaudited pro forma statement of operations data for the year ended December 31, 1998 and the nine months ended September 30, 1999, were prepared to give effect to our recapitalization as if it occurred on January 1, 1998. The unaudited pro forma balance sheet data give effect to our recapitalization as if it occurred on September 30, 1999. The unaudited pro forma, as adjusted balance sheet data further give effect to our receipt of the estimated net proceeds from the sale of 8,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us as if this offering had been completed on September 30, 1999. The following pro forma and pro forma, as adjusted information does not purport to represent what the operating results or financial position would have been or to project the operating results or financial position for any future period or date. The pro forma statement of operations data does not give effect to the non-cash compensation expense associated with employee stock options to be recorded upon completion of this offering. The non-cash compensation expense related to these option grants, assuming no forfeitures, will be approximately $51.4 million, approximately $49.3 million of which will be expensed in the period in which this offering is completed. These charges are based upon an assumed initial offering price of $11.00 per share. These charges exclude any non-cash compensation expense which may result from the tandem stock option grant made in January 1997 to some of our employees. This non-cash compensation expense would be an additional $16.6 million, based on an assumed initial public offering price of $11.00 per share, assuming it becomes more likely that all tandem stock option holders will elect to exercise Next Level options. The pro forma selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included in this prospectus.


                                                                           PRO FORMA
                                                          --------------------------------------------
                                                             YEAR ENDED          NINE MONTHS ENDED
                                                          DECEMBER 31, 1998      SEPTEMBER 30, 1999
                                                          -----------------   ------------------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues..........................................      $ 43,830                $ 32,430
Total cost of revenues..................................        43,433                  29,969
                                                              --------                --------
  Gross profit..........................................           397                   2,461
Operating expenses:
  Research and development..............................        47,086                  35,861
  Selling, general and administrative...................        26,248                  22,220
  Litigation............................................         5,000                      --
                                                              --------                --------
Total operating expenses................................        78,334                  58,081
                                                              --------                --------
Operating loss..........................................       (77,937)                (55,620)
Other income, net.......................................         2,241                     853
Interest expense........................................           (95)                   (171)
                                                              --------                --------
Net loss................................................      $(75,791)               $(54,938)
                                                              ========                ========
Pro forma basic and diluted net loss per share..........      $  (0.98)               $  (0.71)
                                                              ========                ========
Shares used in pro forma basic and diluted net loss per
  share.................................................        77,043                  77,043
                                                              ========                ========

                                                                SEPTEMBER 30, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                              PRO FORMA   AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $12,499     $ 96,654
Working capital.............................................    17,359      101,514
Total assets................................................    87,234      171,389
Long-term obligations, net of current portion...............       446          446
Total stockholders' equity..................................    45,233      129,388

     See notes 3 and 9 of notes to the financial statements of Next Level Communications L.P. for an explanation of the determination of the number of shares used in computing pro forma per share data and for a description of the tandem stock option grant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis along with selected financial data, financial statements and the respective notes thereto included elsewhere in this prospectus.

OVERVIEW

     We design and market broadband communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper wire telephone infrastructure. We commenced operations in July 1994 and recorded our first sale in September 1997. To date, we have sold our products primarily to regional Bell operating companies through our direct sales force. Since January 1998, we have operated through Next Level Communications L.P., which was formed as the result of the transfer of all of the net assets, management and workforce of a wholly owned subsidiary of General Instrument. Immediately prior to the completion of this offering, the business and assets of this partnership will be merged into Next Level Communications, Inc. as part of our recapitalization.


     From inception through September 1997, our operating activities related primarily to establishing a research and development organization, testing prototype designs, designing circuits, commencing the staffing of marketing, sales and field service and technical support organizations and establishing manufacturing relationships. Since then, we have expanded our sales and marketing and customer support activities. These activities include commencing trials with our customers, expanding our customer base, developing customer relationships, marketing our brand, hiring field service and customer support personnel, developing new products and technologies and enhancing existing products.


     Our revenue is primarily generated from sales of our equipment. A small number of customers have accounted for a large part of our revenues to date, and we expect this concentration to continue in the future. U S WEST accounted for 68% of total revenues for the year ended December 31, 1998 and 61% of total revenues for the nine months ended September 30, 1999. Bell Atlantic accounted for 20% of total revenues for the year ended December 31, 1998 and 14% of total revenues for the nine months ended September 30, 1999. Our agreements with our largest customers are cancelable by these customers on short notice and without penalty, and do not obligate the customers to purchase any products. In addition, our significant customer agreements generally contain fixed-price provisions. As a result, our ability to generate a profit on these contracts depends upon our ability to produce and market our products at costs lower than these fixed prices.

     The timing of our revenue is difficult to predict because of the length and variability of the sales cycle for our products. Customers view the purchase of our products as a significant and strategic decision. As a result, customers typically undertake significant evaluation, testing and trial of our products before deploying them. This evaluation process frequently results in a lengthy sales cycle, typically ranging from six months to more than a year. While our customers are evaluating our products and before they place an order, if at all, we may incur substantial sales and marketing expenses and expend significant management efforts.

     Revenues. Our revenues consist primarily of sales of equipment and sales of data communications software. We recognize equipment revenue upon shipment of our products. Software revenue consists of sales to original equipment manufacturers that supply communications software and hardware to distributors. Software license revenue is recognized when a noncancelable license agreement has been signed, delivery has occurred, the fees are fixed and determinable and collection is probable. The portion of revenues from new software license agreements which relate to our obligation to provide customer support are deferred and recognized ratably over the maintenance period.

     Cost of revenues. Cost of equipment revenue includes direct material and labor, depreciation and amortization expense on property and equipment, warranty expenses, license fees and manufacturing and service overhead. Cost of software revenue primarily includes the cost of the media the software is shipped on (usually CDs) and documentation costs.

     Research and development. Research and development expense consists principally of salaries and related personnel expenses, consultant fees, prototype component expenses and development contracts related to the design, development, testing and enhancement of our products. All research and development costs are expensed as incurred.

     Selling, general and administrative. Selling, general and administrative expense consists primarily of salaries and related expenses for personnel engaged in direct marketing and field service support functions, executive, accounting and administrative personnel, recruiting expenses, professional fees and other general corporate expenses.


     Stock compensation expense. Substantially all of our employees have been granted contingently exercisable stock options that will become options to purchase our common stock upon our recapitalization. These options are exercisable only in the event of our initial public offering or in a change of control event such as a merger or acquisition. As a result, non-cash compensation expense will be recognized upon the completion of this offering based on the difference between the exercise price of these options and the initial public offering price of our common stock. The non-cash compensation expense related to these option grants, assuming no forfeitures, will be approximately $51.4 million, approximately $49.3 million of which will be expensed in the period in which this offering is completed. These charges are based upon an assumed initial offering price of $11.00 per share. These charges exclude any non-cash compensation expense which may result from the tandem stock option grant made in January 1997 to some of our employees. The tandem stock option grant permits these employees to exercise options for shares of either our or General Instrument's common stock. This non-cash compensation expense would be an additional $16.6 million based on an assumed initial offering price of $11.00 per share, assuming it becomes more likely that all tandem stock option holders will elect to exercise our options.


     Litigation. The litigation expense incurred in 1996 was attributable to a judgment in connection with litigation involving DSC Communications and was paid in 1997. The litigation expense incurred in 1998 was attributable to the cost of the settlement of the litigation with BroadBand Technologies. For a more detailed description of these litigation matters, see "Business -- Litigation."

     Acquisition. In September 1997, General Instrument acquired all of the outstanding capital stock of Telenetworks for $7.0 million in cash, and subsequently contributed the business to the Next Level partnership. Approximately $6.9 million of the purchase price was allocated to goodwill. As a result, we amortized approximately $1.0 million of goodwill during 1998 and will continue to amortize the goodwill at a rate of approximately $1.0 million per year for each of the next six years. In conjunction with the granting of restricted common stock of General Instrument to Telenetworks employees, which restrictions lapsed over a nine month period that ended May 31, 1998, we recorded compensation expense of $3.9 million in 1998 and $3.1 million in 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited statement of operations data for our seven most recent quarters ended September 30, 1999. This unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting of normal recurring items) that management considers necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the audited and unaudited financial statements and related notes included in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results to be expected in the future.

                                                                    THREE MONTHS ENDED
                       -------------------------------------------------------------------------------------------------------------
                         MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,      SEPTEMBER 30,
                           1998            1998            1998            1998            1999            1999            1999
                       -------------   -------------   -------------   -------------   -------------   -------------   -------------
                                                                      (IN THOUSANDS)
Revenues:
Equipment............    $  1,682        $  2,372        $ 13,678        $ 21,511        $  7,947        $  8,482        $ 13,419
  Software...........       1,057           1,496             923           1,111             830             931             821
                         --------        --------        --------        --------        --------        --------        --------
Total revenues.......       2,739           3,868          14,601          22,622           8,777           9,413          14,240
Cost of revenues:
  Equipment..........       2,395           4,107          15,053          21,617           8,331           8,651          12,759
  Software...........         122              54              45              40              74              84              70
                         --------        --------        --------        --------        --------        --------        --------
Total cost of
  revenues...........       2,517           4,161          15,098          21,657           8,405           8,735          12,829
                         --------        --------        --------        --------        --------        --------        --------
Gross profit
  (loss).............         222            (293)           (497)            965             372             678           1,411
Operating expenses:
  Research and
    development......      10,033          10,385          12,075          14,593          11,253          11,798          12,810
  Selling, general
    and
    administrative...       7,021           8,379           4,506           6,342           6,791           7,593           7,836
  Litigation.........       5,000              --              --              --              --              --              --
                         --------        --------        --------        --------        --------        --------        --------
Total operating
  expenses...........      22,054          18,764          16,581          20,935          18,044          19,391          20,646
                         --------        --------        --------        --------        --------        --------        --------
Operating loss.......     (21,832)        (19,057)        (17,078)        (19,970)        (17,672)        (18,713)        (19,235)
Other income, net....         867             710             526             138             108             464             281
Interest expense.....      (1,300)         (1,509)         (1,609)         (1,617)         (1,693)         (1,691)         (1,797)
                         --------        --------        --------        --------        --------        --------        --------
Net loss.............    $(22,265)       $(19,856)       $(18,161)       $(21,449)       $(19,257)       $(19,940)       $(20,751)
                         ========        ========        ========        ========        ========        ========        ========

     The significant increase in equipment revenue from the second quarter of 1998 through the fourth quarter of 1998 was primarily attributable to the purchases of our products by U S WEST in connection with its introduction of video service in Phoenix, Arizona. U S WEST, however, did not deploy its video service as rapidly as it had planned. As a result, in the first three quarters of 1999, U S WEST slowed its purchases of our products for video applications while it used its existing inventory, which accounted for the significant decrease in our equipment revenue. The reduction in sales of our products for video applications in the second and third quarters of 1999 was partially offset by an increase in the sale of our products for voice applications to U S WEST and new customers.

     The gross margins on our equipment revenue have been negative in six of our last seven quarters primarily due to our relatively high fixed costs associated with the manufacturing and testing of our products. At relatively low historical volumes, we have not been able to cover our fixed costs and, as a result, our unit costs are high. We expect to achieve margin improvements in future quarters, based on higher sales volumes, cost reductions and increased demand for higher margin products.

     The increase in research and development expense in the fourth quarter of 1998 reflects the higher level of spending in the second half of 1998 due to increased product development costs in connection with increased demand for our products. In addition, there were higher engineering costs incurred in connection with the U S WEST deployment. We view research and development as critical to attaining our goals and thus we expect research and development expense to increase as we continue to enhance existing products and begin new product initiatives.

     Selling, general and administrative expense in the first two quarters of 1998 included the amortization of the compensation expense incurred in connection with the acquisition of Telenetworks and legal fees incurred in connection with the settlement of the BroadBand Technologies litigation. Beginning in the fourth quarter of 1998, we expanded our customer focus to local and independent telephone companies and thus we have been adding personnel in our sales and marketing group. As a result, selling, general and administrative expense has continued to increase and we expect this trend to continue.

     The litigation expense incurred in the first quarter of 1998 reflects the cost of the settlement of the litigation with BroadBand Technologies.

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     Revenues. Total revenues increased to $32.4 million for the nine months ended September 30, 1999 from $21.2 million for the nine months ended September 30, 1998. This increase was primarily due to an increase in equipment sales.

     Equipment revenue increased to $29.8 million for the nine months ended September 30, 1999, from $17.7 million for the nine months ended September 30, 1998. Sales to two regional Bell operating companies, U S WEST and Bell Atlantic, comprise substantially all of the equipment revenue to date. U S WEST accounted for $19.9 million and Bell Atlantic accounted for $4.7 million of equipment revenue for the nine months ended September 30, 1999. Sales of equipment to the local and independent telephone markets were $4.8 million for the nine months ended September 30, 1999, with most of those sales occurring in the third quarter. The growth in equipment revenue in future periods will depend upon whether and how quickly our existing customers roll out broadband services in their coverage areas and whether and how quickly we obtain new customers.

     Data communications software revenue decreased to $2.6 million for the nine months ended September 30, 1999 from $3.5 million for the nine months ended September 30, 1998 due primarily to a shift in demand from 1999 into 1998. We expect demand for our software to remain relatively flat in the near term because the market for these products is mature, and we are not making any significant investment in new products for that market. As a result, we expect our level of software revenue to remain relatively stable.

     Cost of Revenues. Total cost of revenues increased to $30.0 million for the nine months ended September 30, 1999 from $21.8 million for the nine months ended September 30, 1998. The increase in the cost of revenues was attributable to an increase in

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

equipment volume and consisted primarily of materials and costs associated with increasing production at our contract manufacturers.

     For the nine months ended September 30, 1999, our gross profit (loss) on equipment was $0.1 million and for the nine months ended September 30, 1998, our gross profit (loss) on equipment was $(3.8 million). The improvement in gross profit (loss) was primarily the result of higher unit volumes, leading to greater efficiencies, including lower fixed costs per unit. We plan to achieve gross margin improvements as we increase sales of our higher margin products, increase volume, and continue implementing cost reductions. Our software gross margins in each period were comparable.

     Research and development. Research and development expenses increased to $35.9 million for the nine months ended September 30, 1999 from $32.5 million for the nine months ended September, 1998. The increase was primarily due to an increase in research and development personnel. We believe that continued investment in research and development is critical to attaining our strategic product development and cost reduction objectives and, as a result, expect these expenses to increase in absolute dollars.

     Selling, general and administrative. Selling, general and administrative expenses increased to $22.2 million for the nine months ended September 30, 1999 from $19.9 million for the nine months ended September 30, 1998. Approximately $3.9 million of compensation expense relating to the Telenetworks acquisition is included in the amount for 1998. There was no Telenetworks compensation expense during the nine months ended September 30, 1999. This decrease in compensation expense was offset by a substantial increase in selling, general and administrative expenses in the 1999 period due to the increase in scale of our operations including additional personnel in the sales and marketing organizations, promotional expenses and other administrative expenses. We expect selling, general and administrative expenses to increase as we continue to add personnel and incur additional costs as we increase the scale of our operations.

     Litigation. Litigation expenses of $5.0 million for the nine months ended September 30, 1998 related to the settlement cost of litigation with BroadBand Technologies. For a detailed discussion of this litigation matter, see "Business -- Litigation."

     Other income (expense), net. Other income (expense) consists primarily of interest income. The decrease in interest income to $0.9 million for the nine months ended September 30, 1999 from $2.1 million for the nine months ended September 30, 1998 was due to a reduced level of cash and cash equivalents during the 1999 period.

     Interest expense. Interest expense increased to $5.2 million for the nine months ended September 30, 1999, from $4.4 million for the nine months ended September 30, 1998. The interest expense in these periods is primarily attributable to interest on a $75.0 million note and accrued interest thereon payable to General Instrument that General Instrument will contribute to us in exchange for shares of our common stock immediately prior to completion of this offering as part of our recapitalization.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Revenues. Total revenues increased to $43.8 million in 1998 from $8.3 million in 1997. We recorded our first sale in September 1997 and, therefore, the operating results for 1997 reflect only four months of revenues. We did not ship product in 1996 and, accordingly, did not recognize any revenues in 1996.

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

     Total revenues for the year ended December 31, 1998 included $39.2 million of equipment sales, compared to $6.0 million of equipment sales for the year ended December 31, 1997. U S WEST accounted for $29.9 million and Bell Atlantic accounted for $8.6 million of equipment revenue for the year ended December 31, 1998. U S WEST accounted for $1.4 million and NYNEX (now part of Bell Atlantic) accounted for $4.6 million of equipment revenue for the year ended December 31, 1997. We expect to continue to derive substantially all of our revenues from sales of equipment to the regional Bell operating companies and local and independent telephone companies for the foreseeable future.

     In 1998 and 1997, software revenue consisted of sales to original equipment manufacturers that supply communications software and hardware to distributors. For the year ended December 31, 1998, software revenue was $4.6 million and for the year ended December 31, 1997, software revenue was $2.3 million. Software revenue for 1997 was comprised of four months of revenue from Telenetworks.

     Cost of Revenues. Total cost of revenues increased to $43.4 million for the year ended December 31, 1998 from $11.3 million for the year ended December 31, 1997 and related substantially to cost of equipment. The increase in cost of revenues in 1998 and 1997 was primarily the result of materials cost and costs associated with increasing production at our contract manufacturers as a result of increased equipment sales volume.

     Research and development. Research and development expenses increased to $47.1 million for the year ended December 31, 1998, from $37.1 million for the year ended December 31, 1997 and $17.1 million for the year ended December 31, 1996. The increase in 1998 was primarily the result of increased personnel, increased component purchases and spending on third-party testing, development of the Residential Gateway product, and the completion of our products for voice applications. The increase in 1997 was primarily due to increased personnel in research and development, the corresponding procurement of components and test fixtures, increased system testing and the commencement of development of video products.

     Selling, general and administrative. Selling, general and administrative expenses were $26.2 million for the year ended December 31, 1998, compared to $26.4 million for the year ended December 31, 1997 and $15.9 million for the year ended December 31, 1996. The decrease in 1998 reflects the reduction in legal expenses associated with the DSC Communications litigation that was partially offset by costs associated with the increased selling efforts resulting from the commencement of the commercial sales of our products in September 1997, as well as expansion into new markets. These costs include recruiting, travel, tradeshows, print advertising, public relations and other promotional expenses. The increase in 1997 was primarily due to higher costs associated with increased personnel in the sales and marketing organizations as well as higher legal expenses due to the litigation with DSC Communications.

     Litigation. Litigation expense of $5.0 million for the year ended December 31, 1998 related to the settlement cost of litigation with BroadBand Technologies. In 1996, a final judgment was entered in favor of DSC Communications and DSC Technologies, and an expense for the expected final award of $141.0 million was recorded in 1996. The $141.0 million judgment was paid in 1997. For a detailed discussion of these litigation matters, see
"Business -- Litigation."

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

     Other income, net. Other income of $2.2 million for the year ended December 31, 1998 was due to interest income on cash and cash equivalents. Other income, net was not significant in 1997 or 1996.

     Interest expense. Interest expense was $6.0 million in 1998 due almost entirely to interest on the $75.0 million note and accrued interest thereon payable to General Instrument. There was no interest expense in 1997 or 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash contributions and borrowings from General Instrument. General Instrument will not provide us additional funds after this offering.

     Net cash used in operating activities was $44.4 million for the nine months ended September 30, 1999 and $63.0 million for the nine months ended September 30, 1998. In each case, the use of cash in operating activities was primarily due to our net losses, partially offset by an increase of $12.7 million in deferred revenues in the 1999 period. Net cash used in operating activities of $66.6 million in 1998 was primarily due to a net loss of $81.7 million, partially offset by non-cash depreciation charges. Net cash used in operating activities of $208.5 million in 1997 was due to a net loss of $66.4 million, payments of litigation expenses of $141.0 million and an increase in inventories. Net cash used in operating activities of $33.0 million in 1996 was primarily due to a net loss of $173.9 million offset by $141.0 million of accrued litigation expenses.

     Net cash used in investing activities of $6.1 million for the nine months ended September 30, 1999, $6.9 million for the nine months ended September 30, 1998, $9.3 million for the year ended December 31, 1998, $9.8 million for the year ended December 31, 1997 and $9.3 million for the year ended December 31, 1996 was primarily attributable to capital expenditures to support our engineering and testing activities. As we increase the scope of our operations, we expect that our capital expenditures will increase.

     Net cash provided by financing activities of $34.0 million in the nine months ended September 30, 1999 and $89.0 million in the nine months ended September 30, 1998 consisted of capital contributions from the partners and a $75.0 million loan from General Instrument in the 1998 period. Net cash provided by financing activities of $104.6 million for the year ended December 31, 1998 consisted of a $75.0 million loan from General Instrument, a $19.6 million capital contribution from General Instrument and a $10.0 million capital contribution from the general partner. Net cash provided by financing activities of $218.7 million for the year ended December 31, 1997 consisted of contributions from General Instrument. Net cash provided by financing activities of $41.7 million for the year ended December 31, 1996 was due to borrowings from General Instrument.


     At September 30, 1999, we had $12.5 million of cash and cash equivalents and $17.4 million of working capital. However, we anticipate that we will increase our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We may establish sales offices and lease additional space, which will require us to commit to additional lease obligations, purchase equipment and install leasehold improvements.


     We have commitments with suppliers to purchase a total of approximately $24.0 million of components through 2002.

     In January 1998, we borrowed $75.0 million from General Instrument pursuant to an 8% note due in 2005. Deferred interest payments bear interest at 10%. At September 30, 1999, we owed General Instrument $86.0 million under the note, including accrued interest of $11.0 million. This note, including accrued interest thereon, will be contributed to us by General Instrument in exchange for approximately 7,813,636 shares of common stock immediately prior to the completion of this offering as part of our recapitalization. This number of shares is based upon the amount owed as of September 30, 1999 and an assumed initial offering price of $11.00 per share. As a result of the recapitalization, we do not expect to currently have material debt service requirements.



     We expect to experience significant growth in our operating expenses for the foreseeable future. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may use cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. Our long term operating and capital lease obligations are generally less than $3.0 million per year and are described in notes 11 and 12 to the financial statements of Next Level Communications L.P. Other than capital lease commitments, we have no material commitments for capital expenditures. As we increase the scope of our operations, we expect that our capital expenditures will increase. We believe that our cash on hand and the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, it may still be necessary to obtain additional equity or debt financing either during or after the next 12 months if we are not able to generate sufficient cash from operating activities to meet our capital expenditure and working capital needs. In the event additional financing is required, we may not be able to raise it on acceptable terms, or at all.


YEAR 2000

     The year 2000 issue has arisen as a result of computer programs being written using two digits rather that four to define the applicable year. Some information technology systems and their associated software, and other equipment that uses programmable logic chips to control aspects of their operation, commonly referred to as embedded chip equipment, may recognize "00" as a year other than the year 2000. Some information technology systems and embedded chip equipment used by us and by third parties who do business with us contain two-digit programming to define a year. The year 2000 issue could result, for us and for others, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. We believe our products are year 2000 compliant.

     Readiness for Year 2000

     We are addressing year 2000 issues relating to:

     - embedded chip equipment sold by us;

     - information technology systems and embedded chip equipment used by us;

     - third parties who do business with us that may not be prepared for the year 2000; and

     - contingency planning.

     We use a variety of information technology systems, internally developed and third-party provided software and embedded chip equipment in our products. For these

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

information technology systems, software and embedded chip equipment, we have divided our year 2000 efforts into four phases:

     (1) identification and inventorying of information technology systems and embedded chip equipment with potential year 2000 problems;

     (2) evaluation of scope of year 2000 issues for, and assigning priorities to, each item based on its importance to our operations;

     (3) remediation of year 2000 issues in accordance with assigned priorities, by correction, upgrade, replacement or retirement; and

     (4) testing for and validation of year 2000 compliance on an application and enterprise wide basis.

     We have categorized as "mission critical" those information technology systems and embedded chip equipment whose failure would cause cessation of operations or significant detrimental financial impact on us. Phase (1) and (2) are complete across all "mission critical" business functions and locations. All mission critical information technology systems and embedded chip equipment are currently in phase (3) or (4) and we expect these phases to be completed by November 1999. We will conduct a comprehensive program of integration testing of internal systems to ensure that all systems still work together properly and without year 2000 problems.

     Our operations are also dependent on the year 2000 readiness of third parties, including our contract manufacturers, that we do business with. In particular, we are in the process of configuring our information technology systems to interact with commercial electronic transaction processing systems of our customers. In addition, we are dependent on third-party suppliers of infrastructure elements such as telecommunications services, electric power, water and banking facilities.

     We have identified and initiated formal communications with key third parties, including our contract manufacturers, to determine the extent to which we will be vulnerable to such parties' failure to resolve their own year 2000 issues. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from these vendors that their systems are year 2000 compliant. As a follow-up, we plan to determine whether our customers and suppliers are taking appropriate steps to achieve year 2000 readiness and ensure continued functioning in accordance with our business needs. We are assessing our risks with respect to failure by third parities to be year 2000 compliant and intend to seek to mitigate those risks. We are also developing contingency plans, discussed below, to address issues related to third parties we determine are not making sufficient progress toward becoming year 2000 compliant.

     Costs

     Due to the lack of older systems subject to remediation, we expect that our overall cost of achieving year 2000 compliance will not be material. The total cost through September 30, 1999 of our year 2000 activities was approximately $100,000 and the cost of our remaining year 2000 activities is estimated to be approximately $64,000. Our estimate of the cost of achieving year 2000 compliance and the date by which year 2000 compliance will be achieved are based on our best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from these estimates. Specific facts that might cause such material differences include the availability and cost of personnel trained in year 2000 remediation work, the ability to locate and correct all relevant computer codes, the success achieved by our customers and suppliers in reaching year 2000 readiness, the timely availability of necessary replacement items and similar uncertainties.

     Some commentators have predicted significant litigation regarding year 2000 compliance issues, and we are aware of these lawsuits against other vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it. If we are subject to claims by our customers asserting liability, including liability for breach of warranties related to the failure of our products to function properly, the cost of this litigation and any settlement or judgment costs could be material.

     Contingency Plans

     We presently believe that the most likely worst-case year 2000 scenarios would relate to the possible failure in one or more geographic regions of third-party systems over which we have no control and for which we have no ready substitute, such as, but not limited to, power and telecommunications services. We have in place a business resumption plan that addresses recovery from various kinds of disasters, including recovery from significant interruptions to data flows and distribution capabilities. We are using that plan as a starting point for developing specific year 2000 contingency plans, which will emphasize locating alternate sources of supply, methods of distribution and ways of processing information.

     We anticipate this contingency planning will prepare our business for disruptions but will not protect us fully from commercial impact. We are currently initiating the following efforts:

     - Prioritizing all hardware, software and services across the enterprise.

     - Developing contingency plans for top priority items.

There can be no assurance that we will be able to complete our contingency planning before January 1, 2000.

RECENTLY ISSUED ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Statement of Financial Accounting Standards No. 133, as amended by Statement of Financial Accounting Standards No. 137, will be effective for our fiscal year ending December 31, 2001. Management is currently evaluating what impact, if any, Statement of Financial Accounting Standards No. 133 may have on our financial statements.

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

                                    BUSINESS

OVERVIEW

     We design and market broadband communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper telephone wire infrastructure. Service providers who deploy our equipment can either offer voice, data and video services in a single product offering or offer each service separately depending on subscriber demand and the service provider's objectives. We believe that by installing our equipment, telephone companies and other emerging communications service providers will be able to capitalize on, and compete effectively in, the emerging market for integrated voice, data and video services. Our products consist of equipment located at the telephone company's central office, in the field and at the subscriber's home or business.

     We commenced operations in July 1994 and recorded our first sale in September 1997. From inception through September 30, 1999, approximately 82% of our revenues were from sales to U S WEST and Bell Atlantic. We incurred a net loss of $59.9 million for the nine months ended September 30, 1999 and $81.7 million for the year ended December 31, 1998.

INDUSTRY BACKGROUND

Increasing Demand for Voice, Data and Video Services

     In recent years, the volume of voice, data and video traffic across communications networks has grown dramatically due to:

     - the increasing use of the Internet as an essential communications and transaction medium;

     - the growth in remote access by telecommuters; and

     - the increasingly diverse distribution sources for high quality digital video.


According to International Data Corporation, the number of Internet users worldwide reached approximately 142 million in 1998 and is forecasted to grow to approximately 502 million by the end of 2003, while the number of homes worldwide with remote access connections is expected to increase from 81 million in 1999 to 157 million in 2003. In addition, in a June 1999 report, Paul Kagan Associates estimates that the number of U.S. cable television subscribers is expected to increase from 67 million in 1999 to 71 million in 2003, while the number of digital set-top box units is expected to increase from 5 million in 1999 to 29 million in 2003. The growth in traffic and increasing demand for high-speed data and video services has forced communications companies to find ways to deliver these services more cost effectively.


Increased Competition for Communications Services

     The increasing demand for voice, data and video services combined with deregulation of the communications industry has created new opportunities and challenges for communications service providers. As service providers seek to capitalize on these opportunities to deliver a broader set of services, local connections to residential and business subscribers have become an increasingly valuable asset. The two most prevalent types of local connections in North America are copper wire and cable. Service providers that use copper wire are facing increasing competitive pressures from providers using cable. Recently, certain service providers have announced plans to provide voice, data and video services over cable. For example, AT&T recently acquired TCI and entered into an agreement to acquire Media One. AT&T then announced plans to accelerate the upgrade of TCI's cable systems to offer packaged services. AT&T plans to provide not only data and video but also voice over its own cable systems and over other cable systems through partnerships with other cable service providers. These packaged services will give residential and business subscribers the ability to purchase all communications services from a single provider. This could provide more favorable pricing and a single point of contact for bill payment and customer service. If these cable providers can successfully package and market these services, they will compete directly with the services offered by telephone companies.

     Although telephone companies have the opportunity to sell packaged broadband services to their large number of voice customers, they have been constrained by limitations in their existing networks. In particular, the connection between the subscriber and the telephone company's central office, referred to as the "last mile," is the slowest portion of the communications infrastructure and often acts as a bottleneck in the delivery of high-speed data and video traffic. As overall demand for services continues to rise, these limitations are becoming increasingly apparent and are resulting in lost revenue for service providers and inadequate network service for their customers.

Evolution of the "Last Mile"


     Historically, the telephone company infrastructure consisted primarily of twisted pairs of copper wires that spanned the distance from their customers' homes or businesses to a central office where they connected to a voice switch. This infrastructure was originally designed to transmit analog voice traffic. Over the last several years, telephone companies have installed equipment in some locations between the telephone company's central office and clusters of end-users in an effort to make their networks more cost efficient. This equipment has enabled telephone companies to convert their analog traffic into more efficient digital data streams and extend higher capacity fiber optic cable further into their networks. Although these systems have often resulted in more cost efficient voice communications, they are generally not designed to deliver data and video services to individuals and businesses.



     To take advantage of their existing copper wire infrastructure and respond to the increased demand for data services, some telephone companies have recently begun to create data networks separate from their voice networks by connecting additional equipment to their central office equipment. To date, most of this equipment has been deployed to provide Internet access to individuals and businesses. Although this equipment typically provides higher speed than the earlier systems, it is generally not designed to provide high quality video services. Thus, telephone companies seeking to offer a variety of services to their customers often must do so from multiple and distinct networks. This is because each individual system is typically unable to offer voice, data and video services in a single package.


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     Traditional telephone companies are seeking solutions that enable them to continue to compete in their existing market for voice services as well as in the emerging data and video markets because of:

     - the increasing demand for high-speed data and video services;

     - the greater competition among service providers; and

     - the limitations of existing copper wire networks.

To match their capital expenditures to subscriber demand for services, many telephone companies are seeking flexible solutions with which they can add new services over time. Despite the desire by many telephone companies to simplify and reduce costs, companies seeking to deploy multiple services have generally needed to deploy separate networks from multiple vendors. This strategy is costly and increases the complexity of installation, operation and maintenance.

OUR SOLUTION

     We design and market broadband communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper telephone wire infrastructure. Our equipment is designed to provide the following key competitive advantages and benefits:

     Flexible, Integrated Products. Our products are designed with the flexibility to allow our customers to deliver voice, data and video services in a single packaged offering or to offer them individually. This flexibility allows telephone companies to immediately serve the varying needs of their diverse end-user base, including residential, corporate and telecommuter customers. As a result, telephone companies can generate significant incremental revenue from their existing networks by using our system. By offering the flexibility inherent in an integrated system, our products enable telephone companies to effectively time their network equipment expenditures and rapidly introduce new services as demand warrants.

     Cost Effective Product Deployment. Our product design reduces the cost and complexity often associated with deploying multiple services to end-users. Because telephone companies often use separate equipment for each communications service, they require multiple equipment purchases, installations, training procedures, maintenance procedures and network management packages. In contrast, our products deliver all services from a single system. By integrating many traditionally separate functions, our products allow telephone companies to incrementally add services by simply installing new modules into our existing equipment, rather than purchasing entirely new infrastructure equipment. Additionally, our products installed in the house or office deliver video and data services from a single networked set-top box, thus eliminating the need for set-top boxes or modems for different services or separately located TVs and PCs. We believe our products provide cost savings, reduce trouble calls and ease installation compared to other equipment that often consists of separate systems, each of which corresponds to one service and which may not operate effectively together.

     Complete Solution For Delivery of Voice, Data and Video. By supplying equipment for the telephone company central office, the field and the subscriber's home or office, we offer a single integrated system for the delivery of voice, data and video services. With our products, telephone companies initially deploying voice service can subsequently activate data and/or video service with a simple addition and installation of equipment at the subscriber's home or office. We believe the flexibility found in our products cannot currently be accomplished by attempting to integrate multiple systems from multiple vendors.

     Reliable and Compatible Technology. Because our products provide multiple services, including voice, they are engineered to comply with rigorous industry standards for reliability and safety. Our products are also designed to operate with existing telephone company switches and billing systems, thereby minimizing the cost of using our products.

     Security. We believe that our products produce greater security compared to cable systems that are based on shared network design in which data is broadcast to all users simultaneously. Security has always been important to individuals and businesses in voice transmission and is becoming increasingly important as e-commerce applications and video-on-demand services become more prevalent.

OUR STRATEGY

     Our objective is to be the leading supplier of products that enable telephone companies and other emerging communication service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper telephone wire infrastructure. Key elements of this strategy include the following:

     Increase Penetration of Existing Customer Base. As the needs of our customers evolve, we intend to:

     - use our success achieved with key customers to increase sales;

     - extend our product offerings; and

     - maintain a high level of customer support.

     To date, telephone companies have deployed our products to offer a subset of services in a limited number of locations. We believe there is a significant opportunity to increase our sales as customers expand to more locations within their regions and/or as they offer more services at each location. In addition, we believe our existing agreements with some of our customers provide us with a competitive advantage as a preferred vendor if and when these customers develop their next generation of broadband networks. We intend to leverage this advantage to be the supplier of complete communications solutions to our customers. For example, we recently expanded our relationship with U S WEST. In the past, our relationship with U S WEST was confined to providing equipment to offer voice, data and video services solely in the Phoenix, Arizona service area. We recently entered into a new agreement with U S WEST to provide our products for voice applications in six of the 14 states in U S WEST's territory.

     Expand Customer Base to Other Communications Providers. We believe our products' price and performance advantages offer communications service providers using copper telephone wires a cost-effective solution to upgrade their networks to offer voice, data and video services. Consequently, we have recently aggressively expanded our product marketing beyond regional Bell operating companies to other communications providers using copper wire infrastructure, including local and independent telephone companies. These companies have often been quick to embrace and adopt new technologies. Although

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

many international telephone markets are still in the early stages of deploying high-speed data and video services, we intend to market our products to targeted international telephone companies. Accordingly, we are expanding our sales force to capitalize on these new opportunities.

     Provide Competitive Advantages to our Customers. Our system offers flexibility to allow delivery of voice, data, and video traffic either in a packaged or separate product offerings in any combination chosen by a service provider. By supporting incremental deployment of services, rather than upfront network buildouts, we believe our system provides telephone companies a more effective means of managing system development and expansion by enabling these companies to better match their capital expenditures to subscriber demand for services. Additionally, our products offer a complete solution including our set-top box, the Residential Gateway, at the subscriber's home or business. Our set top box provides telephone companies and their customers with an integrated solution that is more cost effective than deploying the separate modems or set-tops often otherwise necessary to provide multiple services. As demand for high-speed data and video services increases, we intend to continue focusing on providing our customers products which allow them to cost-effectively deliver multiple services.

     Maintain and Extend Technology Leadership. We believe that we are currently a technology leader in engineering integrated voice, data and video solutions. We intend to maintain and extend our technology leadership through continued research and development of integrated systems for voice, data and video transmission over a variety of fiber, copper, satellite and various mixes of these and other networks. Accordingly, we plan several new products and enhancements, including integration of our customer premises equipment with Direct Broadcast Satellite and other types of networks to deliver increased cost savings, additional functionality and more flexible delivery capability to the telephone companies and their customers.

     Outsource Manufacturing. Our manufacturing strategy focuses on the use of one or more contract manufacturers for the assembling, testing, packaging, warehousing and shipping of products. Currently, we use two large contract manufacturers: SCI Systems and CMC Industries. Using contract manufacturers allows us to:

     - achieve economies of scale in purchasing;

     - respond rapidly to large customer orders;

     - reduce costly investment in manufacturing capital; and

     - reduce inventory warehousing.

PRODUCTS

     Our products include equipment located at a telephone company's central office, in the field and at a subscriber's home or business. Key elements of our solution, which are described below, are the Broadband Digital Terminal, Universal Service Access Multiplexer, Broadband Network Unit, Residential Gateway, ETHERset, N(3) NIC, N(3) View-1 Element Management System and N(3) View-2 Service Manager. An application of our products is demonstrated in the following diagram:

[This disgram depicts an application of our products from a WAN, to a telephone company central office, to the field and to a customer's home or business.]

  BNU...............................  Broadband Network Unit
  ETHERset..........................  High speed data product
  RES. GTWY.........................  Residential Gateway
  USAM..............................  Universal Service Access Multiplexer
  WAN...............................  Wide Area Network

     Broadband Digital Terminal. The Broadband Digital Terminal is the central element of our product suite, providing centralized access to both broadband and narrowband networks and related voice, data and video services. The Broadband Digital Terminal is typically located in a telephone company's central office, or at a remote cabinet, building basement or hut where it connects with central office equipment including voice and data switches and billing systems. On the subscriber side, the Broadband Digital Terminal provides high-speed connections to remote Universal Service Access Multiplexers or Broadband Network Units that can support up to a maximum of 2,048 data or video subscribers, up to a maximum of 6,144 telephone subscribers or combinations thereof. The Broadband Digital Terminal has the capacity for broadband applications such as video-on-demand and high definition television. Also, because the Broadband Digital Terminal supports different remote terminals, changes to network layouts or transmission media (copper or fiber) do not require different Broadband Digital Terminals.

     Universal Service Access Multiplexer. The Universal Service Access Multiplexer is designed to use existing copper wire to connect to a customer's home or office and can be connected with fiber optic cable to the Broadband Digital Terminal. Each Universal

Service Access Multiplexer can support up to 32 video and/or data subscribers or up to 96 voice subscribers. By using modular components, a single Universal Service Access Multiplexer enables multiple voice, data and video services. The Universal Service Access Multiplexer can be deployed in the telephone company's central office or remotely. Because the Universal Service Access Multiplexer is flexible in terms of where it can be located in the network, as well as the services it can support, its use can reduce both the costs and the complexity of deploying new high-speed data and video services.

     Broadband Network Unit. The Broadband Network Unit is used with installations where fiber optic cable is deployed up to a location relatively close to the customer's home or office. The Broadband Network Unit supports voice, data and video services, and can be mounted on a telephone pole, a pedestal or a wall. The Broadband Network Unit provides voice, high-speed data and video service for clusters of up to 24 video and/or data and up to 36 voice subscribers. Our Broadband Network Unit is particularly suited to situations where a new network is being built, or where existing copper wire is being upgraded by the installation of fiber optic cable as the transmission medium for residences or larger apartment buildings or offices. The advanced design and environmentally secure housing of the Broadband Network Unit results in low in-field trouble calls.

     Residential Gateway. Our Residential Gateway product is a single set-top box that delivers integrated data and video services. One Residential Gateway enables multiple televisions and personal computers to be served from the same access line into the customer's home or office. Traditionally, the high cost of customer home or office equipment for broadband services has been a limiting factor in the deployment of broadband services to multiple televisions or personal computers. Historically, a customer would have to obtain multiple modems or set-top boxes to support services to multiple televisions or personal computers. In contrast, our Residential Gateway simultaneously provides three independent high quality video streams that can be distributed throughout a home or office using standard coaxial cable. The primary video stream is also available in common video and stereo surround sound formats. The Residential Gateway also supports enhanced telephone services, such as an indicator on the television that a message is waiting on the customer's answering machine or service as well as on-screen caller ID. The data port in our Residential Gateway supports high-speed connectivity to the Internet or remote work-at-home access.

     ETHERset. Our ETHERset is a data-only, desktop device that provides a powerful, low-cost solution for delivering high-speed Internet or data services to subscribers in residences, small businesses, branch offices and the like. Individual or multiple personal computers can be connected to a single ETHERset.

     N(3) NIC. The N(3) NIC is a card, designed to fit into a personal computer, that provides the same functionality as our ETHERset.

     Element Management Systems. Our products can be managed remotely by our N(3) View-1 Element Management System and our N(3) View-2 Service Manager. The View-1 Element Management System enables service providers to manage our equipment and their other systems and products. The View-2 Service Manager enables service providers to manage delivery of voice, data and video services to their customers.

CUSTOMERS

     We market and sell our products through our direct sales force to service providers that seek to deliver the next generation of broadband services. From inception through September 30, 1999, approximately 82% of our sales were to U S WEST and Bell Atlantic. We recently initiated customer relationships in the local, independent and international telephone company markets. As of September 30, 1999, we had 12 customers who have purchased at least $100,000 of our products. The following describes our relationship with some of these customers.

     U S WEST: In August 1997, we entered into an agreement with U S WEST through which U S WEST may purchase, without obligation to do so, up to 450,000 Residential Gateways and associated central office and field equipment, in eight of the 14 states in which U S WEST currently operates over a five year period. We recorded our first sale to U S WEST in September 1997 for deployment of video and data service to U S WEST's customers in Phoenix, Arizona. In October 1998, U S WEST selected our product to provide voice applications in six of the 14 states that U S WEST serves. Sales to U S WEST represented 68% of our revenues in fiscal 1998 and 61% in the nine months ended September 30, 1999.

     Bell Atlantic: In October 1996, we entered into an agreement with NYNEX (now part of Bell Atlantic) through which Bell Atlantic may purchase, without obligation to do so, equipment for up to 5,000,000 lines, consisting of Broadband Network Units and associated equipment, throughout its service area over a fifteen-year period. The primary application for these products is rehabilitation of Bell Atlantic's existing network equipment from copper to fiber. We recorded our first sale to Bell Atlantic in September 1997 for deployment in the Boston area. Bell Atlantic is currently using our system to serve customers in the New York City and Boston areas. Sales to Bell Atlantic represented 20% of our revenues in fiscal 1998 and 14% in the nine months ended September 30, 1999.

     GTE: In April 1998, we entered into an agreement with GTE through which GTE may purchase, without obligation to do so, our Residential Gateways and associated central office and field equipment. Through a development agreement, GTE has commenced a trial deployment of our products for video applications to customers in the Clearwater, Florida area.

     Hutchinson Telephone: In February 1999, we received our first order from an independent telephone company, Hutchinson Telephone, for deployment of our equipment. Hutchinson has announced that it intends to deploy our Universal Services Access Multiplexers and Broadband Digital Terminals for voice, high-speed data and other services.

     Paul Bunyan Rural Telephone: In April 1999, Paul Bunyan Rural Telephone, an independent telephone company based in Bemidji, Minnesota, began deploying our equipment for voice applications in its service area.

     Chibardun Telephone: In April 1999, Chibardun Telephone, an independent telephone company based in Dallas, Wisconsin, began deploying our equipment for voice and data applications in its service area.

     Northstar Telephone: In June 1999, Northstar Telephone, a local telephone company based in Big Lake, Minnesota, began deploying our equipment for voice, data and video applications in its service area.

TECHNOLOGY

     We believe the following key technologies have been instrumental in our ability to provide what we believe is the world's only integrated, complete solution for the delivery of integrated voice, data and video services over the existing telephone copper wires.


     Advanced Application Specific Circuits Architecture. Applications Specific Circuits are custom-designed silicon circuits that are optimized for a specific task or set of tasks. These circuits are critical because they are performance-optimized to minimize gate counts, packaging size, power dissipation and cost. In addition, one of these circuits may be the only way to provide a new or novel function that is not available in an off-the-shelf circuit. Our engineers have substantial experience in the design of these circuits and have developed a portfolio of over 15 of these circuits, which enables flexible delivery of voice, data and video from a single system. We will continue to pursue additional service and system level Application Specific Circuits as a mechanism for protecting our intellectual property and to achieve ongoing cost reductions.



     System Design and Integration Expertise. We employ a team of experienced system design and integration engineers in our research and development group. These individuals provide research, design and development resources and ensure that our products are able to be integrated by our customers. System integration by our customers is required on our-specific access products, equipment at the customers home or business, and management systems, as well as the integration of our products into our customers' networks. System integration expertise is critical to the successful deployment of new advanced full service telecommunications systems and services by our customers.



     Wavelength Division Multiplexing Technology. Our system uses a technology known as wavelength division multiplexing. This technology allows multiple optical signals to be carried on the same optical fiber. In particular, this technology is used to communicate two-way voice, data and video over a single optical fiber. This enables our customers to save fiber costs and increase bandwidth.


     Software and Protocol Stacks. Most of the system software in our products has been developed internally using modern design principles and processes. Where appropriate, various third-party software packages have been integrated into the access system. Some examples include the real time operating system, various protocol stack software packages.

     Standards-based Architecture. We support multiple industry standards to minimize interoperability issues and leverage industry hardware and software capabilities, and improve time to market. On the customer side of the network, we are working with industry standards for asynchronous digital subscriber line and very high speed digital subscriber line standards to support various equipment at the customer's home or business.

RESEARCH AND DEVELOPMENT

     As of September 30, 1999, we had 215 full time employees and 15 full time contractors engaged in research and development. We believe that our future success depends on our ability:

     - to adapt to the rapidly changing telecommunications environment;

     - to maintain our expertise in core technologies; and

     - to continue meeting and anticipating the evolving needs of telephone companies.

     We continually review and evaluate technological changes affecting the telecommunications market and invest substantially in applications-based research and development. We are committed to an ongoing program of new product development that combines internal development efforts with strategic relationships and licensing or marketing arrangements relating to new products and technologies from outside sources.

     We have focused our research and development expenditures for the past several years on creating a complete solution for the delivery of voice, data and video services using the existing infrastructure of telephone companies. We have also concentrated on developing the associated customer premises equipment, including our Residential Gateway, and on developing our N(3) View-1 Element Management Systems. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999, research and development expenses were $17.1 million, $37.1 million, $47.1 million and $35.9 million. We believe that our extensive experience in designing and implementing high-quality network components has enabled us to develop integrated systems solutions. We seek to constantly improve our existing products, including developing additional home and office products and higher speed interfaces for our products.

SALES AND MARKETING

     We primarily market and sell our products through a direct sales force located in North America that consisted of 34 people as of September 30, 1999. To date, sales activities have been focused primarily on the regional Bell operating companies and GTE. More recently, we have focused on emerging opportunities within the local, independent and international telephone markets. We are currently expanding our sales organization to focus on these emerging customer opportunities. As of September 30, 1999, 12 sales people were focused solely on sales to local telephone companies. Because of the potential importance of our products to our customers' networks, we focus our selling efforts at many levels within each customer's organization.

     We have a variety of marketing programs and initiatives to support the sale and distribution of our products. As of September 30, 1999, we had 18 full time employees engaged in marketing activities focusing on reaching technical experts within telephone companies and creating product awareness and credibility for our systems among telephone companies. A key factor to building brand awareness for our products is promoting the success of our customers deploying our products. We seek to educate telephone companies regarding the benefits of deploying broadband-ready equipment across a diverse subscriber base. We also build our brand name through continued publicity and referral efforts in both media and industry-centered activities, including editorial presence in various trade magazines, press releases, public speaking opportunities, national and regional trade show participation, advertising, Internet-based communication and promotion, media sponsorships and participation in industry standards activities.

MANUFACTURING

     We seek to deliver our products on time and defect-free by capitalizing on the experience and expertise of strategic contract manufacturers. Based on their quality assurance and strengths in the volume manufacture of our products, we have established our primary contract manufacturing relationships with SCI Systems and CMC Industries. SCI Systems is responsible for manufacturing a majority of our circuit board plug-in assemblies. CMC Industries, which was recently acquired by ACT Manufacturing, is responsible for manufacturing our Residential Gateway product. Using contract manufacturers allows us to reduce the costly investment in manufacturing capital, achieve economies of scale in purchasing selected components and reduce inventory warehousing.

     We maintain only a limited in-house manufacturing capability for final assembly, testing and integration of our products. Our internal manufacturing expertise is focused on product design for testability, design for manufacturability and the transfer of products from development to manufacturing. Each contract manufacturer typically assembles an account team of personnel representing all the essential functions to deliver products from prototype through volume production. This team works with our design, test, and manufacturing engineers, and our quality, materials, logistics and program management teams. All of our major contract manufacturers are certified under international quality standards. Although our contract manufacturers manage material procurement for the majority of the components that are incorporated in our products, we continue to manage the evaluation and selection of certain key components.


     Our engineering team designs circuits and tests these designs using computer simulations. When the fundamental design is stable, our outsourced manufacturers make the circuits for testing. Upon completion of these tests, vendors such as Oki Semiconductor, Broadcom, STMicroelectronics, VLSI (Philips) and Motorola manufacture the circuit in volume. Warranty and repair support is performed off-site by our contract manufacturers and by us at our Rohnert Park, California facility.


CUSTOMER SERVICE AND SUPPORT

     We believe that successful long-term relations with our customers require a service organization committed to customer satisfaction. As of September 30, 1999, we had 16 technical support employees at our headquarters or in the field. We also offer a five-day training course for all new customers prior to receiving and installing a system. To date, revenues from customer service and support have been immaterial.

     We provide direct support by telephone or at a customer's office or other location at any time. To monitor service activities, we maintain a customer call tracking system. We also maintain a dial-up analog modem connection or an Internet-based management interface to our equipment to assist with diagnostics.

COMPETITION

     The market for providing equipment for local telecommunications networks is extremely competitive. The principal competitive factors in this market include, or are likely to include:

     -  product performance and price;

     -  features and reliability;

     -  technical support and service;

     -  relationships with phone companies and systems integrators;

     -  compliance with industry standards;

     -  compatibility with the products of other suppliers;

     -  sales and distribution capabilities;

     -  strength of brand name;

     -  long-term cost of ownership to communications providers; and

     -  general industry and economic conditions.


Many of our current and potential competitors have longer operating histories and greater name recognition and resources than we do. These competitors may undertake more extensive marketing campaigns than we do. In addition, these competitors may adopt more aggressive pricing policies than we do. Also, these competitors may devote substantially more resources to developing new products than we do. Many of our competitors have recently been acquired and now have even greater resources to compete with us.


     Our significant current and potential competitors include Advanced Fibre Communications, Alcatel, Cisco Systems, Efficient Networks, Ericsson, Lucent Technologies, Nokia, Nortel Networks, RELTEC Corporation (recently acquired by GEC Marconi), Scientific Atlanta, Siemens and our largest stockholder, General Instrument. Some of these competitors have existing relationships with our current and prospective customers which could give them a competitive advantage over us as a preferred provider. In addition, we anticipate that other large companies, such as Matsushita Electric Industrial (which markets products under the Panasonic brand name), Microsoft, Network Computer, Philips, Sony Corp., STMicroelectronics and Toshiba America, will likely introduce products that compete with our Residential Gateway product in the future.

     In addition, we are likely to face increasing competition from alternative technologies. In particular, cable operators are currently deploying products that deliver voice, high-speed data and video services over cable. Cable service providers that offer these packaged services will give subscribers the alternative of purchasing all communications services from a single service provider. If these services are implemented successfully, they will compete directly with the services offered by telephone companies using our products.

     Consolidation in the telecommunications equipment industry may strengthen our competitors' position in our market. Consolidation of our competitors has occurred and we expect it to continue to occur in the foreseeable future. For example, Alcatel acquired DSC Communications, Lucent recently acquired Ascend Communications and GEC Marconi has recently acquired RELTEC Corporation. Acquisitions such as these further strengthen our competitors' financial, technical and marketing resources and provide access to regional Bell operating company customers. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. This consolidation may allow some of our competitors to penetrate new markets that we have targeted, such as the domestic local, independent and international telephone markets. If our competitors are successful in these markets, our business, operating results and financial condition will be harmed.

INTELLECTUAL PROPERTY

     We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our intellectual property. These measures afford only limited protection. As of September 30, 1999, we had 11 issued U.S. patents and 23 pending U.S. patent applications and 96 pending international patent applications.

REGULATION OF CUSTOMERS

     Although our products are not now directly subject to significant regulation by the FCC or any other federal or state communications regulatory agency, our customers and their networks, into which our products are incorporated, are subject to government regulation. Accordingly, the effects of regulation on our customers may, in turn, harm our business, operating results and financial condition. FCC regulatory policies affecting either the willingness or the ability of cable operators or telephone companies to offer certain services, or the terms on which these companies offer the services and conduct their businesses, may impede sales of our products.

     Several FCC regulatory policies may affect the degree to which or way in which incumbent local exchange carriers, which we refer to as incumbent carriers, principally the regional Bell operating companies, can or choose to make integrated voice, data and video offerings available. For example, the Telecommunications Act of 1996 requires incumbent carriers to offer their competitors cost-based access to certain parts of their networks to enable these competitors to provide telecommunications services. In response to a decision by the Supreme Court overturning the FCC's rule identifying the specific network elements that incumbent carriers must offer to their competitors, the FCC recently announced that, except in limited circumstances, it will not require incumbent carriers to offer their competitors access to the facilities and equipment used to provide high-speed data services. The full text of the FCC's decision has not yet been released, and thus we cannot analyze completely how this decision effects us. Also, judicial appeals of this recent FCC decision may follow. The 1996 Telecommunications Act also requires incumbent carriers to offer for resale, at wholesale rates, any telecommunications services that incumbent carriers offer to customers. The FCC has determined that high-speed data services are "telecommunications services," and thus incumbent carriers must offer high-speed data services for resale by competitors.

     The uncertainties caused by pending regulatory proceedings or appeals could cause potential customers to delay purchasing decisions. In addition, the outcomes of the various regulatory proceedings may cause potential customers to not deploy all of the services for which our products are designed or to delay the widespread introduction of one or more of these services. Certain members of Congress have also expressed an interest in reducing the regulation of incumbent carriers' provision of video and high-speed data services, but again there is no way to predict whether this legislation will be adopted.

     The FCC also has proposed allowing incumbent carriers to offer high-speed data and video services through a structurally separate subsidiary that is not subject to the unbundling and resale requirements. Our equipment is designed to allow carriers to provide video, high-speed data, and digital voice on an integrated basis. If incumbent carriers choose to offer video or data services through a separate affiliate, incumbent carriers may prefer vendors whose equipment does not provide for integration of service offerings. A separate affiliate may choose to purchase less sophisticated equipment because it might not be able to utilize fully our equipment's integrated features. The FCC's announcement that, except in limited circumstances, it will not require incumbent carriers to unbundle equipment used for high-speed data services likely means that the FCC is abandoning this separate affiliate proposal. We will not know for certain until the full text of the FCC's decision is released. In a separate proceeding, the FCC recently released an order requiring two large incumbent carriers, SBC and Ameritech, to provide high-speed data services through a separate subsidiary as a condition to the FCC's approval of their merger. Under the terms of the order, this condition terminates when the two incumbent carriers satisfy certain requirements, but no sooner than 42 months after the merger's closing.

     The FCC's rules prohibit incumbent carriers from providing voice or data services along with customer premises equipment, such as our Residential Gateway, as a package offering at a single price. The FCC also currently prohibits certain carriers, including incumbent carriers, from offering enhanced services. This would include, for example, Internet access services bundled with local exchange voice services. These bundling restrictions may limit the ability of incumbent carriers using our equipment to attract customers. The FCC is considering amending or repealing these bundling restrictions, but there can be no assurance that rule changes will take place.

     Distribution of our Residential Gateway could be adversely affected by the FCC's "navigation devices" rules. Those rules require video program distributors, including those who use our system to deliver video, to allow set-top boxes and other navigation devices owned by customers or manufactured by third parties to be connected to the video program distributor's system. The rules require video program distributors to disclose technical details of their interfaces so as to permit third-parties to manufacture the navigation devices and retail customers to connect them. We believe these rules are not readily applicable to our system because our Residential Gateway is in many ways different from a cable set-top box, and currently there is little likelihood of an independent market for our Residential Gateway separate from our entire system. However, if these rules could be applied to our Residential Gateway or other parts of our system, our customers might be required to disclose proprietary technical information including patented data about our technology, to allow competing vendors to access the system.

LITIGATION

     In April 1995, DSC Communications and DSC Technologies filed an action against us and our founders, who are former DSC employees, in the United States District Court for the Eastern District of Texas alleging breach of contract, usurpation of corporation opportunity and misappropriation of trade secrets. The complaint alleged that certain telecommunications technology known as switched digital video was misappropriated by the defendants. Following a March 1996 trial on the merits, the jury found against the defendants on all three theories and the court awarded DSC $136.7 million in damages based on future lost profits. Following several post-trial proceedings and an appeal of a federal district court's denial of injunctive relief, on February 28, 1997, the United States Court of Appeals for the Fifth Circuit ruled that DSC was not entitled to permanent injunctive relief, since the lost profits damage award was based on the assumption that we developed a competing switched digital video system. Subsequently, we satisfied the judgment of the Texas litigation, including interest, by paying DSC $141.0 million in November 1997.

     In March 1998, DSC filed an action against Next Level Communications L.P., Spencer Trask Investors LLC, General Instrument and Spencer Trask & Co., Inc., the parent of the general partner, in the Superior Court of the State of Delaware in and for New Castle County. In that action, DSC alleged that in connection with the formation of Next Level Communications L.P. and the transfer to it of the switched digital video technology, Next Level Communications L.P. and Spencer Trask Investors LLC misappropriated DSC's trade secrets; that General Instrument improperly disclosed trade secrets when it conveyed this technology to the partnership; and that Spencer Trask & Co. conspired to misappropriate

DSC's trade secrets. The trade secrets at issue were the same switched digital video technology trade secrets at issue in the Texas litigation. DSC sought actual damages for the defendants' purported unjust enrichment, disgorgement of consideration, exemplary damages and attorney's fees, all in unspecified amounts. In April 1998, the defendants filed an action in the United States District Court for the Eastern District of Texas, requesting that the federal court preliminarily and permanently enjoin DSC from prosecuting the Delaware action because by pursuing the action, DSC effectively was trying to circumvent and relitigate the Texas action, in which we had paid $141.0 million. In May 1998, the Texas court granted a preliminary injunction preventing DSC from proceeding with the Delaware action. That injunction order was appealed to the United States Court of Appeals for the Fifth Circuit. In June 1999, the Fifth Circuit affirmed the grant of the preliminary injunction. On July 15, 1999, the Texas federal court granted the Delaware defendants' motion for summary judgment and issued its final judgment, permanently enjoining DSC from prosecuting and continuing the Delaware action.

     In May 1998, actions by BroadBand Technologies, Inc. against General Instrument and by Next Level Communications against BroadBand Technologies, pending in the United States District Court for the Eastern District of North Carolina, were dismissed with prejudice. The action brought by BroadBand related to fiber optic communications systems for delivering television signals and a patent held by BroadBand. The action brought by Next Level Communications involved contentions that BroadBand infringed two patents held by Next Level Communications relating to video compression and signal processing and that BroadBand had violated antitrust laws. These dismissals were entered pursuant to a settlement agreement under which, among other things, Next Level Communications L.P. paid BroadBand Technologies $5.0 million, which was expensed in 1998, and BroadBand Technologies and Next Level Communications L.P. have entered into a perpetual cross-license of patents applied for or issued currently or through May 2003.

EMPLOYEES

     As of September 30, 1999, we had a total of 359 full-time employees and 27 full-time contractors. Of the total number of employees, 215 were in research and development, 18 in marketing, 25 in operations, 50 in sales and sales support and 51 in administration. Of the total number of contractors, 15 were in research and development, one in marketing, one in operations, seven in administration and three in sales and sales support. Our employees are not represented by any collective bargaining agreement with respect to their employment, and we have never experienced an organized work stoppage. Our future success is heavily dependent upon our ability to hire and retain qualified technical, marketing and management personnel. The competition for personnel is intense, particularly for engineering personnel.

FACILITIES

     We lease approximately 205,000 square feet of administrative, research and development, engineering and prototype/test facilities in Rohnert Park, California. We also lease two sales offices, in Braintree, Massachusetts and Denver, Colorado. In addition, we lease an office for our technology department in Parsippany, New Jersey. We believe our current facilities will be sufficient to handle our operations for at least the next 18 months.

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

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     Our officers and directors, and their ages as of September 30, 1999, are as follows:

             NAME                AGE                    POSITION(S)
             ----                ---                    -----------
Peter W. Keeler................  44    Chairman of the Board, Chief Executive Officer
                                       and President
Thomas R. Eames................  46    Chief Technical Officer
Charles H. Seebock.............  52    Senior Vice President and Chief Operating
                                       Officer
James T. Wandrey...............  44    Senior Vice President, Chief Financial
                                       Officer, Treasurer and Secretary
A. Pat Pachynski...............  60    Senior Vice President, Marketing
Frank P. Tuhy..................  55    Senior Vice President, Technology
T. Murat Uraz..................  44    Senior Vice President and Chief Engineering
                                       Officer
Hans L. Van Welzen.............  56    Senior Vice President, Sales
William A. Weeks...............  36    Senior Vice President and Chief Strategic
                                       Officer
Richard C. Smith...............  55    Director

     We currently anticipate that the following persons will be elected as additional directors prior to the effectiveness of this offering:

             NAME                AGE
             ----                ---
Lynn Forester..................  45
Paul S. Latchford..............  45
John McCartney.................  47

     Peter Keeler co-founded Next Level and has served as our Chief Executive Officer from July 1994 to the present and served as our co-President from July 1994 to June 1999. Mr. Keeler was appointed as Chairman of the Board and one of our directors in August 1999. From 1988 until May 1994, Mr. Keeler served as Vice President of Business Development for Optilink/DSC, a telecommunications equipment company. Prior to that, Mr. Keeler held various marketing and international business positions for the 3M Company. Mr. Keeler holds a BS degree in Electrical Engineering from Wentworth College of Technology and an MBA from Northeastern University.

     Thomas Eames co-founded Next Level and has served as our Chief Technical Officer since June 1999 while also serving as our co-President from July 1994 to June 1999. Prior to that, Mr. Eames was a founder of Optilink Corporation, which was later acquired by DSC Corporation where he served as Senior Director in Engineering from 1987 to May 1994. Prior to that Mr. Eames was employed by Harris Corporation in a variety of technical positions. Mr. Eames holds a BS degree in Computer Science from Sonoma State University.

     Charles Seebock has served as our Senior Vice President and Chief Operating Officer since June 1999. From June 1998 to June 1999, Mr. Seebock served as our Vice President and Chief Operating Officer. From January 1996 to June 1998, Mr. Seebock served as our

Vice President, Administration and Chief Financial Officer. From January 1989 to November 1995, Mr. Seebock was the Vice President Finance/MIS of the airbag business of Morton International. Mr. Seebock holds a BS degree in Business Management and Accounting from Elmhurst College.

     James Wandrey has served as our Senior Vice President, Chief Financial Officer and Treasurer since June 1999 and as our Secretary since October 1999. From March 1999 to June 1999, Mr. Wandrey served as our Vice President, Chief Financial Officer and Treasurer. Mr. Wandrey was Vice President and Corporate Controller of Avid Technology from April 1997 to December 1998. From January 1995 to April 1997, Mr. Wandrey served as Senior Director and Corporate Controller of Alcatel Network Systems. Prior to that, Mr. Wandrey spent 11 years with the Hewlett Packard Company. Mr. Wandrey holds a BS degree in Accounting from Boston College and an MBA from the University of Chicago.

     Pat Pachynski has served as our Senior Vice President of Marketing since June 1999. From August 1997 to June 1999, Mr. Pachynski served as our Vice President of Marketing. From May 1997 to August 1997, Mr. Pachynski was our Senior Programs Manager. Prior to that, Mr. Pachynski was a consultant to the telecommunications industry from September 1995 to April 1997. From 1989 to 1994, Mr. Pachynski was Vice President of Marketing for Raynet Corporation. Prior to that Mr. Pachynski held a variety of technical and management positions with GTE Lenkurt and Rockwell International. Mr. Pachynski holds a BS degree in Electrical Engineering from Stanford University and a General Management Certificate from Santa Clara University.

     Frank Tuhy has served as our Senior Vice President of Technology since June 1999. From December 1996 to June 1999, Mr. Tuhy served as our Vice President of Technology-East. From January 1984 to November 1996, Mr. Tuhy was Director of Access Systems Analysis and Criteria at Bell Communications Research (Bellcore). Mr. Tuhy holds a BS degree in Electrical Engineering from Rutgers University and an MS degree in Electrical Engineering from Massachusetts Institute of Technology.

     Murat Uraz has served as our Senior Vice President and Chief Engineering Officer since June 1999. From January 1995 to June 1999, Mr. Uraz held many positions in our Engineering Department, including Vice President of Engineering. Prior to that, from 1993 to January 1995, Mr. Uraz was a Broadband Engineering Project Manager at Raynet Corporation. Mr. Uraz holds a BS degree in Electrical Engineering from Technical Institute of Istanbul, Turkey and an MS degree in Electrical Engineering from Polytechnic Institute of New York.

     Hans Van Welzen has served as our Senior Vice President of Sales since April 1999. Mr. Van Welzen was Senior Vice President of Sales for Siemens Information and Communications Networks from October 1998 to March 1999. From December 1993 to September 1998, Mr. Van Welzen was Vice President of Northeast sales for Siemens Telecom Networks. From 1989 to 1992, Mr. Van Welzen was Vice President of Operations for Siemens. Prior to that, Mr. Van Welzen spent 22 years with Nortel where he held a wide variety of Sales, Engineering, Operations and Marketing positions. Mr. Van Welzen holds a BA in Science from the University of Waterloo in Canada.

     William Weeks has served as our Senior Vice President and Chief Strategic Officer since June 1999. From April 1996 to June 1999, Mr. Weeks served as our Vice President, Technology-West. From February 1995 to April 1996, Mr. Weeks served as our Senior Director of Technology. Mr. Weeks was Director of Broadband Access Technology at U S

WEST Advanced Technologies from 1992 to February 1995. Prior to that, Mr. Weeks held various positions with Ameritech Corp, AT&T Bell Laboratories and United Telecommunications. Mr. Weeks holds a BS degree in Electrical Engineering Technology from the Missouri Institute of Technology, an MS in Telecommunications Engineering from the University of Missouri and an MS degree in Computer Science from North Central College.

     Richard Smith has been one of our directors since August 1999 and was a director of the limited partner of Next Level Communications L.P. since November 1996. Since April 1998, Mr. Smith has been Executive Vice President of General Instrument. Mr. Smith was Vice President, Business Development of General Instrument from July 1997 to April 1998. In addition, Mr. Smith was the Treasurer of General Instrument and its predecessors from September 1991 until May 1999. Mr. Smith held various positions with General Instrument and its predecessors since April 1983. Mr. Smith holds a BS in Finance from Boston College and a JD from Georgetown University Law Center.

     Lynn Forester is currently anticipated to become one of our directors prior to the effectiveness of this offering. Since February 1995, Ms. Forester has been a director of General Instrument and its predecessors. Ms. Forester has been President and Chief Executive Officer of FirstMark Holdings, Inc. since 1984 and since June 1998 has served as Co-Chief Executive Officer of FirstMark Communications International, LLC, a telecommunications company. From 1989 to December 1994, Ms. Forester was Chairman and Chief Executive Officer of TPI Communications International, Inc., a radio common carrier and paging company. Ms. Forester is Vice Chairman of the Corporate Commission on Educational Technology. Ms. Forester holds a BA in government from Pomona College and a JD from Columbia Law School.


     Paul Latchford is currently anticipated to become one of our directors prior to the effectiveness of this offering and has served as the President of the Spencer Trask Media and Communications Group since June 1999. From February 1997 to June 1999, Mr. Latchford has served as Principal Vice President of Global Business Development for Bechtel Group, Inc. Prior to that, Mr. Latchford was Vice President of Business Development and Operations for Bell Atlantic International for the Asia Pacific Region from February 1995 to February 1997 and Executive Director of Business Development from March 1994 to February 1995. Mr. Latchford holds a BA in public administration and government from Georgetown University.


     John McCartney is currently anticipated to become one of our directors prior to the effectiveness of this offering. Since October 1998, Mr. McCartney has served as vice chairman of Datatec, Ltd. From June 1997 to March 1998, Mr. McCartney was president of the client access business unit of 3Com Corporation, which merged with U.S. Robotics Corporation in 1997. Mr. McCartney served on the board of directors of U.S. Robotics Corporation from 1985 through 1997. Mr. McCartney also served in various executive capacities at U.S. Robotics Corporation, including as president and chief operating officer. Mr. McCartney serves on the board of directors of Datatec, A.M. Castle Corp., Quotesmith.com and Altec Lansing Technologies. Mr. McCartney holds a BA in philosophy from Davidson College and an MBA from the Wharton School, University of Pennsylvania.

BOARD OF DIRECTORS

     We currently have authorized five directors. In accordance with the terms of our certificate of incorporation, the board of directors will be divided into three classes, whose terms will expire at different times. The Class I director, initially anticipated to be Mr. McCartney, will stand for re-election at the first annual meeting of stockholders following this offering. The Class II directors, initially anticipated to be Ms. Forester and Mr. Latchford, will stand for re-election at the second annual meeting of stockholders following this offering, and the Class III directors, initially anticipated to be Messrs. Keeler and Smith, will stand for re-election at the third annual meeting of stockholders following this offering. Immediately upon the completion of General Instrument's pending merger with Motorola, we have agreed to cause the appointment of additional individuals nominated by General Instrument to our board of directors. As a result, Motorola would control our board of directors.

BOARD COMMITTEES

     We currently anticipate that prior to the effectiveness of the offering, our board of directors will have a compensation committee and an audit committee. We anticipate that the compensation committee will consist of Ms. Forester, Mr. McCartney and Mr. Smith. The compensation committee makes recommendations regarding our stock option plans and all matters concerning executive compensation, except that a subcommittee anticipated to consist of Ms. Forester and Mr. McCartney will make recommendations as to matters subject to
Section 162(m) of the Internal Revenue Code. We anticipate that the audit committee will consist of Messrs. Latchford and McCartney. The audit committee approves our independent auditors, reviews the results and scope of annual audits and other accounting related services, and evaluates our internal controls.

DIRECTOR COMPENSATION

     We pay our non-employee directors who are not employees of General Instrument or its affiliates a retainer of $20,000 per year. In addition, we pay them fees of $1,500 for each meeting of the board of directors or a board committee that they attend. Non-employee directors also receive stock option grants, as described under "Employee Stock Plans -- 1999 Equity Incentive Plan." We anticipate that each of Ms. Forester, Mr. Latchford and Mr. McCartney will be granted an option to purchase 20,000 shares prior to the closing of this offering under our 1999 Stock Plan.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth compensation information for fiscal year 1998 paid by Next Level for services by our Chief Executive Officer and our four other highest-paid executive officers whose total salary and bonus for fiscal year 1998 exceeded $100,000 and whom we collectively refer to as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                         LONG-TERM
                                                       COMPENSATION
                                                          AWARDS
                             ANNUAL COMPENSATION   ---------------------      ALL OTHER
                             -------------------   SECURITIES UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION   SALARY     BONUS            OPTIONS                (1)
---------------------------  --------   --------   ---------------------   ---------------
Peter W. Keeler...........   $250,000   $125,000               --              $5,000
Chairman of the Board,
  Chief Executive Officer
     and
  President
Thomas R. Eames...........    250,000    125,000               --               5,000
  Chief Technical Officer
T. Murat Uraz.............    148,993     79,698           33,334               4,368
  Senior Vice President,
  Chief Engineering Officer
Charles H. Seebock........    166,910     50,074            8,334               5,000
  Senior Vice President,
  Chief Operating Officer
William A. Weeks..........    146,300     43,890            8,334               4,268
  Senior Vice President,
  Chief Strategic Officer

-------------------------
(1) Represents our matching 401(k) contribution.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the stock option grants made to each of the named executive officers in fiscal year 1998. No stock appreciation rights were granted to these individuals during that year.

     Each of the option grants shown in the table was made under the Amended and Restated 1997 Long-Term Incentive Plan. One-third of these options vests on each of the first three anniversaries of the date of grant. The options vest in full if we are subject to a change in control. Absent a change in control, none of our options is exercisable before the completion of this offering. Once this offering has been completed, our options will be exercisable in accordance with their respective vesting schedules. These options may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

                                                                                    POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                   VALUE AT ASSUMED
                                    ---------------------------------------------       ANNUAL RATES
                       NUMBER OF                                                          OF STOCK
                       SECURITIES     % OF TOTAL                                     PRICE APPRECIATION
                       UNDERLYING   OPTIONS GRANTED      EXERCISE                      FOR OPTION TERM
                        OPTIONS     TO EMPLOYEES IN       PRICE        EXPIRATION   ---------------------
        NAME            GRANTED          1998          (PER SHARE)        DATE         5%          10%
        ----           ----------   ---------------   --------------   ----------   ---------   ---------
Peter W. Keeler......        --            --                --              --           --          --
Thomas R. Eames......        --            --                --              --           --          --
T. Murat Uraz........    33,334          18.6%            $6.18          9/1/08     $391,341    $745,015
Charles H. Seebock...     8,334           4.7%             6.18          9/1/08       97,841     186,265
William A. Weeks.....     8,334           4.7%             6.18          9/1/08       97,841     186,265

     In fiscal year 1998, we granted options to employees to purchase an aggregate of 179,080 shares. The exercise price was equal to the fair market value of our common stock as valued by the board of directors of the limited partner of Next Level Communications L.P. on the date of grant. In determining the fair market value of our common stock, the board of directors considered factors such as our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with high-technology companies. The exercise price may be paid in cash, check, shares of our common stock, through a cashless exercise procedure involving same-day sale of the purchased shares or any combination of these methods.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the estimated value on the date of this offering (based on an assumed initial public offering price of $11.00 per share) appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and the shares sold on the last day of its term at the appreciated price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information concerning the shares acquired and the value realized upon the exercise of stock options during fiscal year 1998 and the year-end number and value of unexercised options with respect to each of the named executive officers. No stock appreciation rights were exercised by the named executive officers in fiscal year 1998 or were outstanding at the end of that year.

     Some of our options were granted in tandem with options to purchase shares of the common stock of General Instrument. If all or a portion of one of our options are exercised, all or a portion of the General Instrument options are canceled, and if all or a portion of the General Instrument options are exercised, all or a portion of our options are canceled. The number of unexercised options set forth in the table does not include options to purchase shares of General Instrument common stock.

                                                                                            VALUE OF
                                                              NUMBER OF                    UNEXERCISED
                                                        SECURITIES UNDERLYING             IN-THE-MONEY
                                                         UNEXERCISED OPTIONS                 OPTIONS
                          SHARES                        AT FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)
                       ACQUIRED ON       VALUE       ---------------------------   ---------------------------
        NAME           EXERCISE(#)    REALIZED($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           ------------   ------------   -----------   -------------   -----------   -------------
Peter W. Keeler......      --             --             --          1,750,000         --         $15,435,000
Thomas R. Eames......      --             --             --          1,559,214         --          13,752,267
T. Murat Uraz........      --             --             --            176,667         --           1,341,508
Charles H. Seebock...      --             --             --            116,667         --             955,258
William A. Weeks.....      --             --             --            105,000         --             855,505

     The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options and the fair market value for our common stock of $9.66 per share as of December 31, 1998. The fair market value of our common stock was determined by the board of directors of the limited partner of Next Level Communications L.P. based on a number of factors, such as our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with high-technology companies. The initial public offering price is higher than the estimated fair market value at fiscal year-end, and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

EMPLOYEE STOCK PLANS

  1999 STOCK PLAN

     Our board of directors adopted our 1999 Stock Plan effective October 1, 1999. Our stockholder also approved this plan. We have reserved 6,000,000 shares of our common stock for grants under the 1999 Stock Plan. If options or shares awarded under the 1999 Stock Plan are forfeited, then those options or shares will become available for new awards. Before this offering is completed, we expect to grant options covering 5,354,844 shares of our common stock under the 1999 Stock Plan. These options will have an exercise price equal to $11.00 per share, and they will become exercisable with respect to 25% of the shares after 12 months of service and the remaining 75% of the shares in equal monthly installments over the next 36 months of service. We will make no awards under the 1999 Stock Plan after this offering.

     Our board of directors administers the 1999 Stock Plan. The board has complete discretion to make all decisions relating to the interpretation and operation of our 1999

Stock Plan. Participants in the plan may include employees, consultants and members of the board of directors who are not employees. The board may grant options to purchase shares of our common stock, or it may grant restricted shares of our common stock. Options may be incentive stock options, which may qualify for favorable tax treatment and which have a minimum exercise price equal to 100% of the fair market value of the underlying stock on the date of grant. Options may also be nonstatutory stock options, which cannot qualify for favorable tax treatment and which have a minimum exercise price equal to 85% of the fair market value of the underlying stock on the date of grant. Options expire not later than 10 years after the date of grant, and they expire earlier if the optionee's service ends earlier.

     Our board of directors may amend or terminate the 1999 Stock Plan at any time. If our board amends the plan, stockholder approval must be obtained only to the extent required by applicable law.

  1999 EQUITY INCENTIVE PLAN

     Our board of directors adopted our 1999 Equity Incentive Plan on October 10, 1999. Our stockholder also approved this plan. We have reserved 4,000,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan. In addition, any shares reserved under the 1999 Stock Plan for options not granted at the time of this offering will become available for grants under the 1999 Equity Incentive Plan. In general, if options or shares awarded under the 1999 Stock Plan or the 1999 Equity Incentive Plan are forfeited, then those options or shares will again become available for awards under the 1999 Equity Incentive Plan. We have not yet granted any options under the 1999 Equity Incentive Plan, and none will be granted until after this offering.

     The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of our 1999 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

     The following groups of individuals are eligible to participate in the 1999 Equity Incentive Plan:

     - employees;

     - members of our board of directors, other than board members who are our employees or board members who are employees of General Instrument or its affiliates; and

     - consultants.

     The 1999 Equity Incentive Plan provides for the following types of awards:

     - options to purchase shares of our common stock;

     - stock appreciation rights;

     - restricted shares of our common stock; and

     - stock units (sometimes called phantom shares).

     Options may be incentive stock options or nonstatutory stock options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for this favorable tax treatment. The exercise price for all options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

     - cash;

     - shares of common stock that the optionee already owns;

     - an immediate sale of the option shares through a broker designated by us; or

     - a loan from a broker designated by us, secured by the option shares.

     Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options will vest over the four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier.

     The 1999 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 2,000,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 3,000,000 shares in the first year of employment.

     Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for:

     - cash;

     - a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - services already provided to us; and

     - in the case of treasury shares only, services to be provided to us in the future.

     Restricted shares and stock units vest at the time or times determined by the compensation committee.

     Our compensation committee may determine that an option or other award under the 1999 Equity Incentive Plan will become fully or partially vested if we are subject to a change in control or if a participant's employment is terminated after a change in control. A change in control includes the following, except that in no case does a change in control include the sale of our stock by General Instrument or General Instrument's pending merger with Motorola or any other change in control of General Instrument:

     - a merger after which our own stockholders own 50% or less of the surviving corporation or our parent company;

     - a sale of all or substantially all of our assets;

     - a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

     - an acquisition of 50% or more of our outstanding stock by any person or group, other than General Instrument or a person related to us, such as a holding company owned by our stockholders.

     The non-employee members of our board of directors, with the exception of non-employee directors who are employees of General Instrument or its affiliates, will be eligible for automatic option grants under the 1999 Equity Incentive Plan. Each non-employee director who first joins our board after the completion of this offering will receive an initial option for 20,000 shares of our common stock. That grant will occur when the director takes office. The initial option will vest over the four-year period following the date of grant.

     At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director, with the exception of non-employee directors who are employees of General Instrument or its affiliates, who will continue to be a director after that meeting will automatically be granted an annual option for 5,000 shares of our common stock. However, a new non-employee director who is receiving the 20,000-share initial option will not receive the 5,000-share annual option in the same year. The annual options will vest one year after the date of grant. If a change in control occurs, or if a non-employee director leaves our board because of retirement after age 65, total disability or death, then the non-employee director's options granted under the 1999 Equity Incentive Plan will become fully vested.

     The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board (if earlier).

     Our board may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

     1999 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted our 1999 Employee Stock Purchase Plan on October 10, 1999. Our stockholder also approved this plan. Our 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 1,000,000 shares of our common stock for issuance under the plan. On November 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically be increased by 1,000,000 shares, 1% of the shares then outstanding or the number determined by our board of directors, whichever is lowest. The plan will be administered by the compensation committee of our board of directors.

     All of our employees are eligible to participate. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on May 1 and November 1 of each year. However, the first offering period will start on the effective date of this offering and end on October 31, 2001.

     Our 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 20% of the employee's cash compensation. Purchases of our common stock will occur on April 30 and October 31 of each year. Each participant may purchase up to

1,500 shares on any purchase date. But the value of the shares purchased in any calendar year (measured as of the beginning of the offering period) may not exceed $25,000.

     The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of:

     - the fair market value per share of common stock on the date immediately before the first day of the applicable offering period; or

     - the fair market value per share of common stock on the purchase date;

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - the price per share to the public in this offering; or

     - the fair market value per share of common stock on the purchase date.

     Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control occurs, our 1999 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Currently, Next Level Communications, a subsidiary of General Instrument, is the limited partner and Spencer Trask is the general partner of Next Level Communications L.P., with the General Instrument subsidiary holding a 90.4% limited partnership interest and Spencer Trask holding a 9.6% general partnership interest. General Instrument also holds a $75.0 million principal amount promissory note of Next Level Communications L.P., which, together with accrued interest thereon, is convertible into shares of common stock of the successor corporation to the partnership. Affiliates of Spencer Trask also have an option to acquire additional shares of that successor corporation.

     Immediately prior to the completion of this offering, General Instrument will contribute the $75 million note and accrued interest thereon to us, and Next Level Communications L.P. and the General Instrument subsidiary will be merged into us. As a result, General Instrument will receive an estimated 71,179,727 shares of common stock and Spencer Trask will receive 5,863,329 shares of common stock. After giving effect to this offering, these shares will represent approximately 90.1% of the outstanding common stock. Also pursuant to this merger, the option held by Spencer Trask affiliates will become warrants to acquire from us 8,480,102 shares of common stock at an exercise price of $10.38 per share. The warrants become exercisable upon completion of this offering and expire on January 13, 2003. In lieu of paying the exercise price in cash, the holders may elect to receive, upon the exercise of a warrant, the number of shares subject to the warrant multiplied by a fraction, the numerator of which is the market price per share less the exercise price and the denominator of which is the market price per share.

     Prior to this offering, General Instrument will enter into a voting trust agreement, which is described below, to limit its voting power to 49% of the voting power of all outstanding common stock and to limit the number of its designees to the board of directors to one less than a majority. Notwithstanding the voting trust agreement, as a result of its 49% voting power and board representation, General Instrument will be able to exercise significant influence over the business and affairs of Next Level, including dividend policy, borrowings and access to capital, acquisition or disposition of assets, mergers and other business combinations and change of control transactions.


     On September 14, 1999, General Instrument entered into an agreement and plan of merger with Motorola. Immediately upon the completion of this pending merger, General Instrument intends to terminate the voting trust agreement and appoint a number of additional individuals to our board of directors sufficient to exercise control of us. Accordingly, upon the completion of this pending merger, Motorola will be able to exercise a majority of our total voting power and will have the ability to control our board of directors and all matters relating to our business and affairs. We do not know whether Motorola's plans for our business and affairs will be different than our existing plans and whether any changes that may be implemented under Motorola's control will be beneficial or detrimental to our other stockholders.


     General Instrument and Spencer Trask have advised us that they currently intend to hold all of their shares. However, they are not subject to any contractual obligation to retain any of their shares, except that they have agreed not to sell or otherwise dispose of any shares for 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. As a result, we cannot assure you as to how long General Instrument or Spencer Trask will maintain their beneficial ownership of common stock after this offering.

     It is possible that General Instrument or Motorola could be in a position involving a conflict of interest with us. In addition, individuals who are officers or directors of both our principal stockholder and us may have fiduciary duties to both our principal stockholder and us. For example, a conflict may arise if our principal stockholder were to engage in activities or pursue corporate opportunities that may overlap with our business. Our certificate of incorporation contains provisions intended to protect our principal stockholder and these individuals in these situations. See "Description of Capital Stock -- Other Certificate of Incorporation and By-law Provisions -- Corporate Opportunities."

     General Instrument leases one of the buildings at our Rohnert Park offices from a Delaware realty trust set up specifically to permit the purchase and lease of the facility. To purchase the land and construct the facility, this trust obtained loans from several lenders which are guaranteed by General Instrument. We intend to sublease the facility from General Instrument immediately prior to the completion of this offering and will remain a sublessee. General Instrument will remain lessee of the facility and guarantor of the loans. We have the right to purchase the property by refinancing the outstanding indebtedness. If we do so, General Instrument would be released from the obligations under the loans. Under the terms of our proposed sublease with General Instrument, until December 31, 1999, we will pay directly to the trust all monthly payments owed by General Instrument on the facility. If we have not refinanced the loans by that date, we will pay to General Instrument a fair market rent of not less than the amount payable by General Instrument under its lease. In addition, we also have the option to purchase the building from General Instrument following December 31, 1999 at fair market value.

     As a condition of our contract with Bell Atlantic, we are required to maintain up to a $75 million performance bond or irrevocable letter of credit. This obligation, currently $25 million, is guaranteed by General Instrument. We are negotiating to replace this guarantee with a facility of our own.

     Set forth below are descriptions of agreements which will be entered into between us and our principal stockholders in connection with this offering.

CORPORATE AND INTERCOMPANY AGREEMENT

     Before this offering is completed, we will enter into a corporate and intercompany agreement with General Instrument under which we will grant to General Instrument and its affiliates a continuing option to purchase additional shares of common stock or shares of non-voting capital stock. If we issue any additional equity securities after this offering, General Instrument and its affiliates may exercise this option to purchase:

     - shares of common stock to the extent necessary for them to maintain their then-existing percentage of the total voting power; and

     - shares of nonvoting capital stock to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding.

The purchase price of the shares of common stock will be the market price of the common stock. The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The stock option expires if General Instrument and its affiliates beneficially own less than 30% of the outstanding common stock.

     Under this agreement, we have agreed to obtain a release of General Instrument from its Bell Atlantic guaranty as promptly as practicable and in any event not later than December 31, 1999.

     This agreement will also provide that, for as long as General Instrument and its affiliates beneficially own a majority of the outstanding common stock, we may not take any action which may be reasonably anticipated to result in a violation by them of:

     - any law or regulation, including the Internal Revenue Code or the Employee Retirement Income Security Act;

     - their certificates of incorporation or by-laws;

     - any credit agreement or other material instrument binding upon them or any of their assets; or

     - any judgment, order or decree of any governmental authority having jurisdiction over them or any of their assets.

This agreement will also provide that the parties will provide reasonable cooperation with respect to their tax filings and any tax audits. Under this agreement, we will also indemnify General Instrument and its affiliates against any lawsuits or other claims arising out of any of our or our predecessors' activities or omissions before and after this offering.

     This agreement will also provide that, immediately upon the termination of the voting trust agreement, we and our board of directors will take all actions necessary to appoint on the date of termination any number of additional directors nominated by General Instrument.

     This agreement will also provide that we will enter into a similar agreement for the benefit of any Majority Transferee, as defined under "Description of Capital Stock."

CROSS LICENSE AGREEMENT

     Before this offering is completed, we will enter into a cross license agreement with General Instrument. Under this agreement, General Instrument will grant to us a nonexclusive, perpetual, royalty free, worldwide license under all patent applications and patents owned by General Instrument and filed prior to this offering and any future patents issued from these General Instrument patents and patent applications, to make our NLevel(3) product or related switched digital video network equipment and software. This grant will not include patent claims covering the implementations, methods or devices primarily used or to be used by General Instrument. Also under this agreement, we will grant to General Instrument and its affiliates, including Motorola upon completion of General Instrument's pending merger with Motorola, a nonexclusive, perpetual, royalty free, worldwide license under all patent applications and patents owned by us and filed prior to this offering and any future patents issued from these patents and patent applications to make digital cable subscriber terminals, satellite and wireless subscriber terminals, cable modems, HFC telephony and related headend, uplink, transmission or other network equipment and software. This grant will not include patent claims covering the implementations, methods or devices primarily used or to be used by us. We and General Instrument will each also license to the other the right to use confidential, technical and other information in each other's possession as of the completion of this offering. These licenses do not include the right to sublicense to any third parties. This agreement will permit General Instrument and us to transfer their or our licenses pursuant to a sale of their or our respective entire business, a sale of an entire business unit that benefits from the license or to any of General Instrument's or our respective affiliates.

REGISTRATION RIGHTS AGREEMENT

     Before this offering is completed, we will enter into a registration rights agreement with General Instrument and Spencer Trask. Under this agreement, we will grant to these stockholders and their affiliates the right to request that we use our best efforts to register their shares of common stock under federal and state securities laws so that they may sell or dispose of their shares in accordance with these laws. So long as General Instrument and its affiliates own 30% of our outstanding common stock, they will not be limited in the number of times they may make that request. After their ownership declines below that level, they will be able to cause us to effect up to four registrations of their shares. Spencer Trask and its affiliates will be able to cause us to effect up to three registrations of their shares. Under customary "piggy-back" registration rights, General Instrument, Spencer Trask and their affiliates will also be entitled to include their shares in all registrations of common stock we make, either for a sale by us or any of our stockholders, subject to customary exceptions. We will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument, Spencer Trask and their affiliates against liabilities under securities laws. General Instrument, Spencer Trask and their affiliates may generally assign these registration rights to transferees of their shares. This agreement will also provide that we will enter into a similar agreement for the benefit of any Majority Transferee.

VOTING TRUST AGREEMENT

     Before this offering is completed, we and General Instrument will enter into a voting trust agreement, which General Instrument intends to terminate immediately upon the completion of its pending merger with Motorola. Chase Mellon Shareholder Services LLC will also be a party to this agreement in its capacity as voting trustee. All of the shares of common stock to be received by General Instrument pursuant to the recapitalization will be held in the voting trust created by this agreement. General Instrument may, but is not obligated to, deposit in the voting trust additional shares from time to time. Through this agreement, General Instrument intends to limit the voting power of the shares held in the voting trust to 49% of the total voting power represented by all outstanding shares of our common stock or a lower percentage as General Instrument may elect from time to time by giving notice to the voting trustee and us. We refer to this percentage as the "threshold percentage."

     With respect to the voting trust shares representing up to the threshold percentage of the total voting power of all outstanding shares of common stock, the voting trustee will:

     - vote or consent in writing in favor of any individuals designated by General Instrument for election as director so long as the number of individuals designated by General Instrument and elected to our board of directors would not exceed one less than a majority;

     - vote "for" or "against" or abstain from voting on any other matter validly presented at a stockholder meeting or consent in writing as directed by General Instrument; and

     - cause to be present at any stockholder meeting for purposes of determining a quorum a number of those voting trust shares as directed by General Instrument, which will not be less than the number of shares directed by General Instrument to be voted at that meeting.

     With respect to all other voting trust shares, the voting trustee will:

     - vote or consent in writing in favor of any individual for election as director in the same proportion as all shares of common stock other than the voting trust shares are voted or consented to in writing in favor of that individual;

     - vote "for" or "against" or abstain from voting on any other matter validly presented at a stockholder meeting or consent in writing in the same proportion as all shares of common stock other than the voting trust shares are voted "for" or "against" or abstain from voting or consented to in writing on that matter; and

     - cause to be present at any stockholder meeting for purposes of determining a quorum a number of those voting trust shares which is in proportion to the number of shares of common stock other than voting trust shares which are present at that meeting in relation to the number of outstanding shares of common stock other than the voting trust shares.

     Except as described above, the voting trustee will not exercise any right or power with respect to the voting trust shares but will instead act solely as directed by General Instrument. For example, General Instrument may:

     - direct the voting trustee to tender voting trust shares in connection with any tender, exchange or other offer and to distribute the consideration received for those shares free of the voting trust;

     - sell, assign or otherwise transfer voting trust shares to any person and cause certificates for those shares to be delivered, free of the voting trust except in the case of a transfer to its subsidiary, to it or to its order for that purpose;

     - distribute voting trust shares to its stockholders in a tax-free spin-off or otherwise and cause certificates for those shares to be delivered free of the voting trust to it for that purpose; or

     - dissent from any corporate action or perfect any dissenters' rights.

     The voting trustee will deliver to General Instrument all dividends, other than dividends in additional shares of common stock, paid on the voting trust shares.

     This agreement and the voting trust will terminate on the tenth anniversary of the closing date and will be irrevocable, except that this agreement and the voting trust may be terminated by General Instrument if:

     - the voting power represented by the voting trust shares is not more than the threshold percentage of the total voting power of all outstanding shares of common stock;

     - it beneficially owns 85% or more of all outstanding shares of common stock;

     - any person acquires more than 75% of the outstanding shares of common stock other than the voting trust shares; or

     - any person acquires more than 50% of the outstanding shares of common stock of General Instrument, including pursuant to its pending merger with Motorola.

     Notwithstanding the foregoing, General Instrument may assign this agreement to any transferee of voting trust shares, in which case the voting trust will continue to remain in effect.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of September 30, 1999, giving effect to our recapitalization, and as adjusted to reflect the sale of the shares of common stock in this offering, certain information with respect to the beneficial ownership of common stock as to:

     - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of the named executive officers;

     - each of our current and anticipated directors; and

     - all of our current and anticipated directors and executive officers as a group.

     Except as otherwise indicated, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the table is based on 77,043,056 shares of common stock outstanding as of September 30, 1999 and 85,543,056 shares of common stock outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of September 30, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding the options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

     Unless otherwise indicated below, each person or entity named below has an address in care of our principal executive offices.

                                                                  PERCENTAGE OF SHARES
                                                                   BENEFICIALLY OWNED
                                        NUMBER OF SHARES    --------------------------------
      NAME OF BENEFICIAL OWNER         BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
      ------------------------         ------------------   ---------------   --------------
General Instrument Corporation.......      71,179,727            92.4%             83.2%
  101 Tournament Drive
  Horsham, PA 19044
Spencer Trask Investors LLC(1).......      14,343,431            16.8              15.3
  535 Madison Avenue, 18th Floor
  New York, NY 10022
Peter W. Keeler(2)...................       1,526,875             1.9               1.8
Richard C. Smith(3)..................      71,179,727            92.4              83.2
Lynn Forester(4).....................      71,179,727            92.4              83.2
Paul S. Latchford....................              --               *                 *
John McCartney.......................              --               *                 *
Thomas R. Eames(5)...................       1,336,088             1.7               1.5
Charles H. Seebock(6)................          97,223               *                 *
T. Murat Uraz........................         128,889               *                 *
William A. Weeks(7)..................          90,890               *                 *
  All directors and officers as a
     group
  (13 persons)(8)....................      74,359,692            92.7%             83.8%

-------------------------
 *  Less than 1%.


(1) Includes 8,480,102 shares of common stock subject to warrants held by affiliates. Such warrant becomes exercisable upon closing of this offering. Spencer Trask Investors LLC is beneficially owned by entities controlled by, or affiliated with, Kevin Kimberlin and Spencer Segura.


(2) Includes 1,526,875 options exercisable within 60 days.

(3) All 71,179,727 shares are held by General Instrument. Mr. Smith disclaims beneficial ownership of such shares.

(4) All 71,179,727 shares are held by General Instrument. Ms. Forester disclaims beneficial ownership of such shares.

(5) Includes 1,336,088 options exercisable within 60 days. Such options become exercisable upon the closing of this offering.

(6) Includes 97,223 options exercisable within 60 days. Such options become exercisable upon the closing of this offering.

(7) Includes 90,890 options exercisable within 60 days. Such options become exercisable upon the closing of this offering. Also includes 7,389 options held by Brenda Weeks, Mr. Weeks' wife. Mr. Weeks disclaims beneficial ownership of such options.

(8) Includes 11,660,067 options exercisable within 60 days. Such options become exercisable upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

     We have summarized below the material terms of our capital stock. We encourage you to read our certificate of incorporation and by-laws, which we have filed as exhibits to the registration statement of which this prospectus is a part.

AUTHORIZED SHARES

     Our authorized capital stock will consist of:

        - 200,000,000 shares of common stock;

        - 70,000,000 shares of Class B non-voting common stock; and

        - 10,000,000 shares of preferred stock.

     Of the 200,000,000 authorized shares of common stock, on the closing date,

        - 8,500,000 shares will be offered in this offering;

        - 71,179,727 shares will be beneficially owned by General Instrument and held in the voting trust in connection with our recapitalization;

        - 5,863,329 shares will be issued to Spencer Trask in our recapitalization;

        - 8,480,102 shares will be reserved for issuance pursuant to outstanding warrants held by affiliates of Spencer Trask; and

        - 17,964,904 shares will be reserved for issuance pursuant to our employee benefit plans, of which options to purchase 12,319,748 shares will be outstanding upon completion of this offering.

     No shares of Class B non-voting common stock will be issued or outstanding at any time following the completion of this offering. No shares of preferred stock will be outstanding immediately following the completion of the offering.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Election of directors will be decided by a plurality of the votes cast. Generally, all other matters to be voted on by stockholders must be approved by the holders of a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.


     Holders of common stock are entitled to dividends, when, as and if, declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. If we liquidate, dissolve or wind-up, after payment in full of the amounts required to be paid to holders of any preferred stock, holders of common stock are entitled to share ratably in any assets available for distribution. Shares of common stock are not subject to redemption. Holders do not have preemptive rights to purchase additional shares of common stock, although General Instrument and its affiliates have a right to purchase additional shares under our corporate and intercompany agreement to the extent necessary to maintain their ownership percentage upon future equity issuances by us,. See "Certain

Relationships and Related Transactions -- Corporate and Intercompany Agreement." Upon consummation of this offering, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.


PREFERRED STOCK

     The preferred stock is issuable from time to time in one or more series and with the designations and preferences for each series as will be stated in the resolutions providing for the designation and issue of each series adopted by our board of directors. Our board of directors is authorized by our certificate of incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon pertaining to each series of preferred stock. Our board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could have anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control or the removal of existing management.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS THAT MAY HAVE AN ANTITAKEOVER EFFECT

     The provisions of our certificate of incorporation and by-laws summarized below may have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for its shares.

     Board of Directors

     Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. One class will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2000, another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001 and another will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002. Each director will hold office until his or her successor is duly elected and qualified. Commencing with the 2000 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term expiring at the third succeeding annual meeting of stockholders after their election, with each director to hold office until this person's successor is duly elected and qualified.

     Upon completion of this offering, we expect our board of directors to consist of five members. Our certificate of incorporation provides that the number of directors will be fixed from time to time exclusively by resolution adopted by the affirmative vote of a majority of the entire board of directors, but will consist of not more than twelve nor less than three directors. In addition, our certificate of incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director, unless the vacancy was caused by the action of stockholders in which event the vacancy will be filled by the stockholders and not the directors.

     Under our certificate of incorporation, directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the then outstanding shares of common stock. However, after the first date that General Instrument or a "Majority Transferee," together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of common stock, directors may not be removed without cause. "Majority Transferee" is any transferee or group of related transferees of General Instrument which is unaffiliated with General Instrument of more than a majority of the outstanding shares of common stock in a single transaction or a group of related transactions.

     Our by-laws provide that General Instrument or the Majority Transferee, as applicable, together with their respective affiliates, shall have the right to designate at least one member of any committee of our board of directors so long as it owns beneficially at least 10% of the outstanding shares of common stock.

     Special Meetings of Stockholders; Actions by Written Consent of
Stockholders

     Under our certificate of incorporation, special meetings of stockholders may be called by certain specified officers or by any officer at the request in writing of a majority of the board of directors. In addition, but only prior to the first date that General Instrument or the Majority Transferee, together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of common stock, special meetings may also be called by the holders of shares representing a majority of the total voting power of all outstanding shares of common stock. In addition, our certificate of incorporation will provide that any action required or permitted to be taken by stockholders may be effected by written consent without a meeting only prior to that date.

     Business Combinations with Interested Stockholders

     We will not be subject to the business combination provisions of Section 203 of the Delaware General Corporation Law, but our certificate of incorporation will contain provisions substantially similar to Section 203. In general, these provisions will prohibit us from engaging in various business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

     - the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, is approved by our board of directors prior to the date the interested stockholder obtained this status,

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our common stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

        - persons who are directors and also officers; and

        - employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to this date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of our outstanding common stock which is not owned by the interested stockholder.

     Under our certificate of incorporation, a business combination is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns or, within three years, did own, 15% or more of our common stock. General Instrument and its affiliates, including Motorola upon the completion of General Instrument's pending merger with Motorola, and the Majority Transferee and its affiliates will be exempt from these provisions.

     Advance Notice Procedures

     Our by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, a written notice of intent to nominate a director or raise matters at the meetings will have to be received by us not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders. This notice must contain information concerning the person to be nominated or the matters to be brought before the meeting and information concerning the stockholder submitting the proposal. So long as General Instrument or the Majority Transferee, together with their respective affiliates, owns beneficially at least 10% of the outstanding shares of common stock, General Instrument or the Majority Transferee, as applicable, will be exempt from these advance notice procedures.

     Amendment

     Our certificate of incorporation also provides that, after the first date that General Instrument or the Majority Transferee, together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of common stock, the affirmative vote of the holders of at least 80% of the outstanding shares of common stock is required to amend the provisions of our certificate of incorporation described above under "-- Board of Directors," "-- Special Meetings of Stockholders; Actions by Written Consent of Stockholders" or "-- Business Combinations with Interested Stockholders." Under our certificate of incorporation and by-laws, our by-laws may only be amended:

     - at any time by the affirmative vote of directors constituting not less than a majority of the entire board of directors;

     - prior to the first date that General Instrument or the Majority Transferee, together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of common stock, by the affirmative vote of the holders of a majority of the outstanding shares of common stock; or

     - after that date, by the affirmative vote of the holders of at least 80% of the outstanding shares of common stock.

OTHER CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Corporate Opportunities

     Our certificate of incorporation provides that General Instrument will have no duty to refrain from engaging in the same or similar activities or lines of business as us, and neither General Instrument nor any of its officers or directors, except as provided below, will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any of these activities. If General Instrument acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both General Instrument and us, General Instrument will have no duty to communicate or offer this corporate opportunity to us. In addition, General Instrument will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder solely by reason of the fact that General Instrument pursues or acquires this corporate opportunity for itself, directs this corporate opportunity to another person, or does not communicate information regarding this corporate opportunity to us.

     If a director or officer of us who is also a director or officer of General Instrument acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and General Instrument, this individual will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to this corporate opportunity if he or she acts in a manner consistent with the following policy:

     - The corporate opportunity will belong to us if this opportunity is expressly offered to the person in writing solely in his or her capacity as our director or officer.

     - Otherwise, this opportunity will belong to General Instrument.

     These provisions will expire on the date that General Instrument and its affiliates cease to own beneficially at least 20% of the outstanding shares of common stock and no person who is a director or officer of us is also a director or officer of General Instrument.

     In addition to any vote of the stockholders required by our certificate of incorporation, until the time that General Instrument and its affiliates cease to own beneficially at least 20% of the outstanding shares of common stock, the affirmative vote of the holders of more than 80% of the outstanding shares of common stock will be required to alter, amend or repeal, or adopt any provision inconsistent with, the corporate opportunity provisions described above. Accordingly, so long as General Instrument and its affiliates beneficially own at least 20% of the outstanding shares of common stock, it can prevent any such alteration, amendment, repeal or adoption.

     Upon the completion of General Instrument's pending merger with Motorola, Motorola will also be entitled to the protections of the foregoing provisions to the same extent as General Instrument.

     Any person purchasing or otherwise acquiring common stock will be deemed to have notice of, and to have consented to, the foregoing provisions of our certificate of incorporation.

     Limitations on Directors' Liability

     Our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

     - for any transaction from which the director derived an improper personal benefit.

     The effect of these provisions will be to eliminate our rights and our stockholders' rights, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services LLC.

                         UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following discussion is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock to Non-United States holders. This discussion does not deal with all aspects of United States income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States holders in light of their personal circumstances. Furthermore, this discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Department regulations, published positions of the Internal Revenue Service and court decisions now in effect, all of which are subject to change. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

     As used in this section, a "United States holder" means a beneficial owner of stock that is:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     - a trust that:

        - is subject to the supervision of a court within the United States and the control of one or more United States persons; or

        - has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     A "Non-United States holder" is a holder that is not a United States holder.

DIVIDENDS

     Generally, any dividend paid to a Non-United States holder will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, that are attributable to a United States permanent establishment are not subject to the withholding tax but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates.

     Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. Any effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

     Until January 1, 2001, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of the United States treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under United States treasury regulations, if you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends paid after December 31, 2000, you will be required to satisfy applicable certification and other requirements.

     If you are eligible for a reduced treaty rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     If you are a Non-United States holder, you will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

     - the gain is effectively connected with a trade or business in the United States and, where a tax treaty provides, the gain is attributable to a United States permanent establishment;

     - if you are an individual and hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

     We believe that we are not, and do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes. If we were to become a United States real property holding corporation, so long as our common stock continues to be regularly traded on an established securities market, you would be subject to federal income tax on any gain from the sale or other disposition of the stock only if you actually or constructively owned, during the five-year period preceding the disposition, more than 5% of our common stock.

     Special rules may apply to certain Non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to these dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to you at an address outside the United States, unless the payer has knowledge that you are a United States person. Under the final regulations effective

December 31, 2000, however, you will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a Non-U.S. Holder, and the payor does not have actual knowledge that you are a United States person, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

ESTATE TAX

     Common stock held by an individual Non-United States holder at the time of death will be included in that holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts of common stock in the open market may adversely affect the market price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, as described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have 85,543,056 shares of common stock outstanding. Of the shares of common stock to be outstanding, the 8,500,000 shares offered hereby will be available for immediate sale in the public market as of the date of this prospectus, except that any shares acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act, generally may be resold in the public market only in compliance with the provisions of Rule 144 other than the holding period required by Rule 144.


     All the remaining 77,043,056 shares of common stock to be outstanding will be issued to Spencer Trask and to General Instrument in private transactions as part of our recapitalization. Accordingly, all of these shares, as well as the 8,480,102 shares of common stock issuable upon the exercise of warrants held by affiliates of Spencer Trask, will be "restricted securities," as that term is defined in Rule 144. As such, these shares generally may be resold in the public market only if registered under the Securities Act or sold in compliance with the provisions of Rule 144, including the one-year holding period required by Rule 144. Following the expiration of the one-year holding period, all of these shares will be available for sale in the public market, subject to compliance with the other provisions of Rule 144. In addition, General Instrument and Spencer Trask will be entitled to registration rights pursuant to which they may require that we register their shares under the Securities Act for sale in the public market prior to or following the expiration of the one-year holding period under Rule 144. For more information on these registration rights, see "Certain Relationships and Related Transactions -- Registration Rights Agreements."


     In addition to the legal restrictions on resale described above, each of General Instrument and Spencer Trask has entered into a lockup agreement with the underwriters pursuant to which they have agreed generally not to transfer or dispose of shares of common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. However, these lockups may be waived on behalf of the underwriters by Credit Suisse First Boston Corporation. For more information on these lockup agreements and those described below, see "Underwriting -- No Sales of Similar Securities."

STOCK OPTIONS

     Upon completion of this offering we will have outstanding employee stock options to purchase 12,319,748 shares of common stock. Immediately following the completion of this offering, options covering 5,728,160 shares will have vested and become exercisable. The holders of options to purchase 3,309,213 shares (of which options to purchase 2,926,559 shares will have vested upon completion of this offering) have entered into 365-day lockup agreements with the underwriters, and the holders of the remaining options to purchase 9,010,535 shares (of which options to purchase 2,801,601 shares will have vested upon completion of this offering) have entered into 180-day lockup agreements. Following completion of this offering, we intend to file with the SEC a registration statement covering the shares issuable upon the exercise of our outstanding employee options as well as shares reserved for issuance under our employee stock option and stock purchase plans. Accordingly, subject to vesting provisions and, in the case of affiliates, the provisions of Rule 144 other than the holding period, the shares of common stock issuable upon the exercise of our outstanding employee options will be eligible for sale into the public market after the expiration of the lockups. The lockups may be waived on behalf of the underwriters by Credit Suisse First Boston Corporation.

RULE 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above.

                                  UNDERWRITING

GENERAL

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation, who are acting as joint book-running managers, and Lehman Brothers Inc., Warburg Dillon Read LLC and Volpe Brown Whelan & Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement dated
             , 1999 between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc.........................................
Warburg Dillon Read LLC.....................................
Volpe Brown Whelan & Company, LLC...........................
                                                              ---------
              Total.........................................  8,500,000
                                                              =========

     In the underwriting agreement, the several underwriters have agreed to purchase all of the shares of our common stock being sold under the terms of the agreement if any of the shares of common stock are purchased, other than those shares covered by the over-allotment option described below. Under the underwriting agreement, if an underwriter defaults, the commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Lehman Brothers Inc., one of the representatives of the underwriters, recently served as financial advisor to us and received a customary fee from us for its services.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers at
such price less a concession not in excess of $     per share of common stock.
The underwriters may allow, and such dealers may allow, a discount not in excess
of $     per share of common stock to other dealers.

After the initial public offering, the public offering price and the concession and discount may be changed.

     The following table summarizes the compensation and expenses we will pay with respect to the shares to be issued under the underwriting agreement. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                       PER SHARE                           TOTAL
                            -------------------------------   -------------------------------
                               WITHOUT            WITH           WITHOUT            WITH
                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                            --------------   --------------   --------------   --------------
Underwriting discounts and
commissions paid by us....      $                $              $                $
Expenses payable by us....      $                $              $                $

     The expenses of this offering, exclusive of the underwriting discount, are estimated at $2.8 million and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 1,275,000 shares of our common stock at the initial public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 765,000 of the shares offered hereby to be sold to some of our employees, management, directors and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same terms as the other shares.

NO SALES OF SIMILAR SECURITIES

     We, our executive officers and directors and all of our stockholders and optionholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days (or, in the case of Peter W. Keeler and Thomas R. Eames, 365 days) after the date of this prospectus, except, in our case, issuances in connection with this offering or our recapitalization or pursuant to our employee stock option and stock purchase plans.

DETERMINATION OF OFFERING PRICE; QUALIFIED INDEPENDENT UNDERWRITER

     Before this offering, there has been no market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenues, the present state of our development, the percentage interest of us being sold as compared to our valuation and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because Spencer Trask Securities, Inc., one of the selling group members, is an affiliate of Spencer Trask Investments LLC, which beneficially owns 10% or more of our common stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston Corporation.

NASDAQ NATIONAL MARKET LISTING

     We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "NXTV."

SALES TO DISCRETIONARY ACCOUNTS

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PENALTY BIDS

     The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws. These will vary depending on the relevant jurisdiction and may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice before any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that: (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under such securities laws; (ii) where required by law, the purchaser is purchasing as principal and not as agent; and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California will pass upon the validity of the common stock we are offering pursuant to this prospectus. Simpson Thacher & Bartlett, New York, New York will pass upon certain other legal matters for us. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The financial statements of Next Level Communications L.P. as of December 31, 1997 and 1998 and September 30, 1999 and for each of three years in the period ended December 31, 1998, and for the nine months ended September 30, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to additional funding requirements). The balance sheet of Next Level Communications, Inc. as of August 24, 1999 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors as stated in their report appearing herein. Such financial statements and balance sheet have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. Prior to this offering we were not required to file reports with the SEC. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Complete exhibits have been filed with the registration statement.

     The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are available at the web site maintained by the SEC on the worldwide web at www.sec.gov.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NEXT LEVEL COMMUNICATIONS L.P.:
Independent Auditors' Report................................   F-2
Balance Sheets as of December 31, 1997 and 1998, September
  30, 1999 and Pro Forma as of September 30, 1999
  (unaudited)...............................................   F-3
Statements of Operations for the Years Ended December 31,
  1996, 1997 and 1998 and for the Nine Months Ended
  September 30, 1998 (unaudited) and 1999...................   F-4
Statements of Partners' Deficit/Stockholder's Deficit for
  the Years Ended December 31, 1996, 1997 and 1998 and the
  Nine Months Ended
  September 30, 1999........................................   F-5
Statements of Cash Flows for the Years Ended December 31,
  1996, 1997 and 1998 and the Nine Months Ended September
  30, 1998 (unaudited) and 1999.............................   F-6
Notes to Financial Statements...............................   F-7

NEXT LEVEL COMMUNICATIONS, INC.:
Independent Auditors' Report................................  F-19
Balance Sheet as of August 24, 1999.........................  F-20
Notes to Balance Sheet......................................  F-21

                          INDEPENDENT AUDITORS' REPORT

Next Level Communications L.P.:

     We have audited the accompanying balance sheets of Next Level Communications L.P. (formerly Next Level Communications) as of December 31, 1997 and 1998 and September 30, 1999 and the related statements of operations, partners' deficit/stockholder's deficit and cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Next Level Communications L.P. as of December 31, 1997 and 1998 and September 30, 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999 in conformity with generally accepted accounting principles.

     As discussed in Note 2, Next Level Communications L.P. has incurred operating losses and negative cash flows and is dependent upon obtaining additional capital to fund its operations and meet its obligations.

DELOITTE & TOUCHE LLP

SAN FRANCISCO, CALIFORNIA
OCTOBER 15, 1999

                         NEXT LEVEL COMMUNICATIONS L.P.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                    PRO FORMA
                                            DECEMBER 31,                          SEPTEMBER 30,
                                       -----------------------    SEPTEMBER 30,       1999
                                         1997           1998          1999          (NOTE 3)
                                       ---------      --------    -------------   -------------
                                                                                   (UNAUDITED)
Current Assets:
  Cash and cash equivalents..........  $     377      $ 28,983       $12,499         $12,499
  Trade receivables, less allowance
    for doubtful accounts of $170,
    $490 and $1,237, respectively....      4,745        11,068        14,343          14,343
  Other receivables..................      3,470         5,023         1,685           1,685
  Inventories........................     13,384        20,670        25,493          25,493
  Receivable from General
    Instrument.......................         --         3,350         3,575           3,575
  Other current assets...............      4,844           735         1,319           1,319
                                       ---------      --------       -------         -------
Total current assets.................     26,820        69,829        58,914          58,914
Property and equipment, net..........     18,020        21,558        22,955          22,955
Intangibles less accumulated
  amortization of $739, $1,940 and
  $2,841, respectively...............      7,467         6,266         5,365           5,365
Other assets.........................        382           118            --              --
                                       ---------      --------       -------         -------
Total assets.........................  $  52,689      $ 97,771       $87,234         $87,234
                                       =========      ========       =======         =======

               LIABILITIES AND PARTNERS' DEFICIT/STOCKHOLDER'S EQUITY (DEFICIT)

Current Liabilities:
  Payable to General Instrument......  $  41,077      $     --       $    --         $    --
  Accounts payable...................      9,326        16,467        12,145          12,145
  Other accrued liabilities..........      5,780        10,697        12,300          12,300
  Deferred revenue...................        208         3,705        16,442          16,442
  Current portion of capital lease
    obligations......................         --           396           668             668
                                       ---------      --------       -------         -------
Total current liabilities............     56,391        31,265        41,555          41,555
Note payable to General Instrument...         --        80,940        85,950              --
Long-term capital lease
  obligations........................         --           335           446             446
Commitments and contingencies (Note
  12)
Partners' Deficit/Stockholder's
  Equity (Deficit):
  Partners' deficit..................         --       (14,769)      (40,717)             --
  Common stock -- 100 shares
    authorized, 100 shares issued and
    outstanding......................    379,876            --            --              --
  Accumulated deficit................   (383,578)           --            --              --
  Pro forma common stock -- $.01 par
    value, 77,043,056 shares.........         --            --            --             770
  Additional paid-in capital.........         --            --            --          44,463
                                       ---------      --------       -------         -------
  Total partners'
    deficit/stockholder's equity
    (deficit)........................     (3,702)      (14,769)      (40,717)         45,233
                                       ---------      --------       -------         -------
Total liabilities and partners'
  deficit/stockholder's equity
  (deficit)..........................  $  52,689      $ 97,771       $87,234         $87,234
                                       =========      ========       =======         =======

                       See notes to financial statements.

                         NEXT LEVEL COMMUNICATIONS L.P.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                   NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                -------------------------------   -------------------
                                  1996        1997       1998       1998       1999
                                ---------   --------   --------   --------   --------
                                                                (UNAUDITED)
Revenues:
Equipment.....................  $      --   $  6,045   $ 39,243   $ 17,732   $ 29,848
  Software....................         --      2,266      4,587      3,476      2,582
                                ---------   --------   --------   --------   --------
Total revenues................         --      8,311     43,830     21,208     32,430
Cost of revenues:
  Equipment...................         --     10,954     43,172     21,555     29,741
  Software....................         --        306        261        221        228
                                ---------   --------   --------   --------   --------
Total cost of revenues........         --     11,260     43,433     21,776     29,969
                                ---------   --------   --------   --------   --------
Gross profit (loss)...........         --     (2,949)       397       (568)     2,461
Operating expenses:
  Research and development....     17,102     37,064     47,086     32,493     35,861
  Selling, general and
     administrative...........     15,850     26,414     26,248     19,906     22,220
  Litigation..................    141,000         --      5,000      5,000         --
                                ---------   --------   --------   --------   --------
Total operating expenses......    173,952     63,478     78,334     57,399     58,081
                                ---------   --------   --------   --------   --------
Operating loss................   (173,952)   (66,427)   (77,937)   (57,967)   (55,620)
Other income (expense), net...         48         (2)     2,241      2,103        853
Interest expense..............         --         --     (6,035)    (4,418)    (5,181)
                                ---------   --------   --------   --------   --------
Net loss......................  $(173,904)  $(66,429)  $(81,731)  $(60,282)  $(59,948)
                                =========   ========   ========   ========   ========

                       See notes to financial statements.

                         NEXT LEVEL COMMUNICATIONS L.P.

             STATEMENTS OF PARTNERS' DEFICIT/STOCKHOLDER'S DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               GENERAL     LIMITED
                               PARTNER     PARTNER       COMMON STOCK
                               CAPITAL     CAPITAL    ------------------     UNEARNED     ACCUMULATED
                              (DEFICIT)   (DEFICIT)   SHARES    AMOUNT     COMPENSATION     DEFICIT       TOTAL
                              ---------   ---------   ------   ---------   ------------   -----------   ---------
Balance, January 1, 1996....   $    --    $     --      100    $ 141,845     $(1,166)      $(143,245)   $  (2,566)
Amortization of unearned
compensation................        --          --       --           --         505              --          505
  Net loss..................        --          --       --           --          --        (173,904)    (173,904)
                               -------    --------     ----    ---------     -------       ---------    ---------
Balance, December 31,
  1996......................        --          --      100      141,845        (661)       (317,149)    (175,965)
  Contribution of capital...        --          --       --      238,031          --              --      238,031
  Amortization of unearned
    compensation............        --          --       --           --         661              --          661
  Net loss..................        --          --       --           --          --         (66,429)     (66,429)
                               -------    --------     ----    ---------     -------       ---------    ---------
Balance, December 31,
  1997......................        --          --      100      379,876          --        (383,578)      (3,702)
  Conversion of predecessor
    corporation into partnership...       --   (3,702)  (100)   (379,876)         --         383,578           --
  Partner capital
    contributions...........    10,000      60,664       --           --          --              --       70,664
  Net loss..................    (8,990)    (72,741)      --           --          --              --      (81,731)
                               -------    --------     ----    ---------     -------       ---------    ---------
Balance, December 31,
  1998......................     1,010     (15,779)      --           --          --              --      (14,769)
  Partner capital
    contributions...........        --      34,000       --           --          --              --       34,000
  Net loss..................    (5,755)    (54,193)      --           --          --              --      (59,948)
                               -------    --------     ----    ---------     -------       ---------    ---------
Balance, September 30,
  1999......................   $(4,745)   $(35,972)      --    $      --     $    --       $      --    $ (40,717)
                               =======    ========     ====    =========     =======       =========    =========

                       See notes to financial statements.

                         NEXT LEVEL COMMUNICATIONS L.P.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                             --------------------------------   -------------------
                                               1996        1997        1998       1998       1999
                                             ---------   ---------   --------   --------   --------
                                                                              (UNAUDITED)
OPERATING ACTIVITIES:
Net loss...................................  $(173,904)  $ (66,429)  $(81,731)  $(60,282)  $(59,948)
Adjustments to reconcile net loss to net
  cash used in operating activities:
    Depreciation and amortization..........      2,212       8,324     10,733      8,846      6,504
    Loss on disposal of assets.............         --         385      1,162        825        300
    Changes in assets and liabilities:
      Trade receivables....................         --      (3,486)    (6,323)    (9,298)    (3,275)
      Inventories..........................     (2,031)    (11,341)    (7,286)    (7,464)    (4,823)
      Other current assets.................     (1,428)     (2,797)    (4,683)    (4,755)     2,567
      Bank overdraft.......................      1,853      (1,068)      (785)      (785)        --
      Accrued interest payable to General
         Instrument........................         --          --      5,940      4,370      5,010
      Accounts payable.....................      1,298       6,552      7,926      3,083     (5,053)
      Accrued liabilities and deferred
         revenue...........................    139,029    (138,667)     8,414      2,443     14,340
                                             ---------   ---------   --------   --------   --------
Net cash used in operating activities......    (32,971)   (208,527)   (66,633)   (63,017)   (44,378)
                                             ---------   ---------   --------   --------   --------
INVESTING ACTIVITIES:
Purchases of property and equipment........     (9,621)     (9,882)    (9,612)    (7,178)    (6,186)
Proceeds from notes receivable.............        306         110        264        240         80
                                             ---------   ---------   --------   --------   --------
Net cash used in investing activities......     (9,315)     (9,772)    (9,348)    (6,938)    (6,106)
                                             ---------   ---------   --------   --------   --------
FINANCING ACTIVITIES:
Limited Partner capital contribution.......         --     141,000     19,587      3,975     34,000
General Partner capital contribution.......         --          --     10,000     10,000         --
Net increase in payable to General
  Instrument...............................     41,687      77,676         --                    --
Proceeds from note payable to General
  Instrument...............................         --          --     75,000     75,000         --
                                             ---------   ---------   --------   --------   --------
Net cash provided by financing
  activities...............................     41,687     218,676    104,587     88,975     34,000
                                             ---------   ---------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents..............................       (599)        377     28,606     19,020    (16,484)
Cash and cash equivalents, beginning
  of period................................        599          --        377        377     28,983
                                             ---------   ---------   --------   --------   --------
Cash and cash equivalents, end of period...  $      --   $     377   $ 28,983   $ 19,397   $ 12,499
                                             =========   =========   ========   ========   ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
Net assets acquired from contribution of
  Telenetworks.............................  $      --   $  14,224   $     --   $     --         --
Equipment acquired under capital leases....         --          --        930        930        871
Conversion of payable to General Instrument
  to stockholder's equity..................         --      82,807     41,077     41,077         --
Conversion of stockholder's net deficit to
  partnership deficit......................         --          --     (3,702)    (3,702)        --

                       See notes to financial statements.

                         NEXT LEVEL COMMUNICATIONS L.P.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Next Level Communications L.P. (the "Partnership") is a leading provider of broadband communications systems that enable telephone companies and other emerging communications service providers to cost effectively deliver voice, data and video services over the existing copper wire telephone infrastructure.

     Next Level Communications ("NLC" or the "Limited Partner") was incorporated as a California corporation on June 22, 1994 and commenced operations in July 1994. In September 1995, NLC was acquired by General Instrument Corporation ("General Instrument").

     In January 1998, NLC transferred its net assets, management and workforce to a newly formed limited partnership, Next Level Communications L.P., in exchange for an 89% limited partnership interest. The Partnership recorded the net assets transferred at their historical cost. At the same time, Spencer Trask (the "General Partner") acquired an 11% general partner interest in the Partnership in exchange for a $10.0 million cash contribution.

     Net losses have been allocated to the partners based on their respective partnership percentages. Upon the Partnership's conversion to a corporation (the "Successor Corporation") in conjunction with an initial public offering, each partner will receive voting common stock of the Successor Corporation based on their respective partnership percentages. The General Partner has an option, which expires on January 13, 2003, to acquire from the Limited Partner, up to 11% of the Successor Corporation common stock. This option is exercisable after an IPO or in connection with a merger or sale of the Successor Corporation. Upon dissolution of the Partnership, the assets would be used to pay all liabilities of the Partnership and any remaining assets, after establishment of reserves, would be distributed to the partners in accordance with their respective partnership percentages.

     On August 24, 1999 the Partnership formed a wholly owned subsidiary, Next Level Communications, Inc., a Delaware corporation.

     In anticipation of the Recapitalization (see note 3), management of NLC effected a 1-for-3 reverse stock split on October 14, 1999. All share amounts in the accompanying financial statements have been restated to give effect to the reverse stock split.

     The accompanying financial statements represent those of the Partnership for 1998 and the nine months ended September 30, 1998 (unaudited) and 1999 and those of NLC for 1997 and 1996. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results expected for the full year.

2. RESULTS OF OPERATIONS FOR 1999, 1998, 1997 AND 1996 AND MANAGEMENT PLANS FOR 2000 AND 1999

     The Partnership incurred net losses of $59.9 million, $81.7 million, $66.4 million, and $173.9 million in the nine months ended September 30, 1999 and the fiscal years ended December 31, 1998, 1997 and 1996, respectively, as a result of substantial research and

                         NEXT LEVEL COMMUNICATIONS L.P.

development expenditures and litigation expenses. Net cash used in operating activities was $44.4 million, $66.6 million, $208.5 million and $33.0 million in the nine months ended September 30, 1999 and the fiscal years ended December 31, 1998, 1997 and 1996, respectively. At September 30, 1999, partners' deficit was $40.7 million.

     The Partnership has prepared cash flow projections for 1999 that indicate additional capital will be required during the latter part of 1999 to fund its operations and meet its obligations. The Partnership believes that it has several alternatives available to it to obtain the required capital, including additional equity contributions from its partners, private placement financing and/or an IPO. Management of the Partnership believes that cash and cash equivalents at September 30, 1999 and additional capital from the sources noted above will enable the Partnership to fund its operations and meet its obligations through at least September 30, 2000.

3. SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES -- The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

     INTERIM FINANCIAL INFORMATION (UNAUDITED) -- The financial statements for the nine months ended September 30, 1998 are unaudited, and in the opinion of management, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such period.

     PRO FORMA INFORMATION (UNAUDITED) -- The unaudited pro forma balance sheet as of September 30, 1999 presents the Partnership's balance sheet as if the following (the "Recapitalization") had occurred on September 30, 1999:

     (i) the $75.0 million note and accrued interest thereon payable to General Instrument was contributed by General Instrument to Next Level Communications, Inc., a newly formed Delaware corporation ("NLC Delaware"); and

     (ii)  the Partnership and NLC were merged into NLC Delaware.

     (iii) in conjunction with the transactions described in (i) and (ii) above and based upon an assumed initial public offering price of $11.00 per share, the General Partner received 5,863,329 shares of common stock and the Limited Partner received 71,179,727 shares of common stock.

     Pro forma basic and diluted net loss per share, discussed below, is computed by dividing the pro forma net loss by the pro forma shares outstanding for the period giving effect to the Recapitalization as if it had occurred on January 1, 1998. The pro forma shares outstanding exclude warrants held by affiliates of the General Partner to purchase approximately 8,480,102 shares of common stock, employee stock options to purchase 6,964,904 shares of common stock as of September 30, 1999 and options to purchase

                         NEXT LEVEL COMMUNICATIONS L.P.

5,354,844 shares of common stock that the Company anticipates will be granted in October 1999. Shares under these options and warrants were not included in the computation of pro forma diluted net loss per common share since the inclusion of these shares would be antidilutive.

     Pro forma basic and diluted net loss per share of $0.98 and $0.71 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, give effect to the contribution of the note and accrued interest thereon payable to General Instrument and the related elimination of interest expense of $5.9 million and $5.0 million for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. Pro forma shares outstanding were 77,043,056 for the pro forma periods presented.

     REVENUE RECOGNITION -- The Partnership recognizes revenue from equipment sales when the product has been shipped. Sales contracts do not permit the right of return of product by the customer. Amounts received in excess of revenue recognized are recorded as deferred revenue. As of September 30, 1999 deferred revenue primarily relates to advance payments received on equipment sales.

     Software license revenues are recognized when software revenue recognition criteria have been met, pursuant to Statement of Position ("SOP") 97-2, Software Revenue Recognition. Under SOP 97-2, license revenue is recognized when a noncancelable license agreement has been signed, delivery has occurred, the fees are fixed and determinable and collection is probable. The portion of revenues from new license agreements which relate to the Partnership's obligations to provide customer support are deferred, based upon the price charged for customer support when it is sold separately, and recognized ratably over the maintenance period.

     PRODUCT WARRANTY -- The Partnership provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related equipment revenue. Actual warranty costs incurred are charged against the accrual when paid.

     CASH EQUIVALENTS -- The Partnership considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

     INVENTORIES -- Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method. Useful lives range from the shorter of five to ten years or the lease term for leasehold improvements and two to seven years for machinery and equipment.

     INTANGIBLE ASSETS -- Intangible assets consist principally of goodwill, which is being amortized on a straight-line basis over seven years. Management continually reassesses the appropriateness of both the carrying value and remaining life of the intangible assets by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis, and other factors. Management believes that the carrying value and remaining lives of these assets are appropriate.

                         NEXT LEVEL COMMUNICATIONS L.P.

     LONG-LIVED ASSETS -- Whenever events indicate that the carrying values of long-lived assets or identifiable intangibles may not be recoverable, the Partnership evaluates the carrying values of such assets using future undiscounted cash flows. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, the Partnership will recognize an impairment loss equal to the difference between the fair value and carrying value of such asset.

     OTHER INCOME (EXPENSE), NET -- Other income (expense), net consists primarily of interest income.

     INCOME TAXES -- Income taxes are not included in the 1998 or 1999 financial statements since income taxes on the Partnership's income are the responsibility of the partners.

     For the years ended December 31, 1996 and 1997, NLC accounted for income taxes using the asset and liability method. Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. The accompanying financial statements for 1996 and 1997 present NLC's income taxes on a separate company basis. In 1996 and 1997, the results of NLC were included in the consolidated tax returns of General Instrument, and NLC's net operating losses were utilized by General Instrument in its tax returns. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. At December 31, 1997, and 1996 there was a 100% valuation allowance provided for these deferred tax assets due to the uncertainty of realizing future tax benefits from these deferred tax assets on a stand-alone NLC basis.

     At December 31, 1997, NLC had no amounts due to or from General Instrument related to income taxes. For the years ended December 31, 1996 and 1997, there was no current or deferred tax expense or benefit recorded by NLC.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt is based upon current interest rates for debt instruments with comparable maturities and characteristics.

     COMPREHENSIVE INCOME -- Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. There were no items of other comprehensive income (loss) and therefore comprehensive loss was the same as net loss for all periods presented.

     SEGMENT REPORTING -- SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information establishes standards for the reporting of information about operating segments, including related disclosures about products and services, geographic areas and major customers, and requires selected information about operating segments in interim financial statements. The Partnership operates in only one reportable segment and one geographic area and therefore additional information is not required to be presented. For the nine months ended September 30, 1999, revenues attributable to the Partnership's

                         NEXT LEVEL COMMUNICATIONS L.P.

two largest customers were 61% and 14%, respectively, of total revenues. In 1998 these same customers accounted for 68% and 20%, respectively, of total revenues. In 1997 these same customers accounted for 17% and 55%, respectively, of total revenues.

     CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES -- Two customers comprised substantially all of the Partnership's revenue from equipment sales in 1997 and 1998. As of September 30, 1999 and December 31, 1998, 80% and 84%, respectively, of the Partnership's trade accounts receivable were derived from these two customers. The loss of either of these customers or any substantial reduction in orders by either of these customers could have a material adverse affect on the Partnership's operating results. Additionally, the Partnership relies on certain contract manufacturers to perform substantially all of its manufacturing activities. The inability of its contract manufacturers to fulfill their obligations to the Partnership could adversely impact future results.

     The Partnership performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The Partnership maintains allowances for potential losses, and has not incurred any significant losses to date. Allowance for doubtful accounts activity consisted of (in thousands):

                                         BALANCE AT   ADDITIONS                 BALANCE AT
                                         BEGINNING     CHARGED                     END
                                         OF PERIOD    TO EXPENSE   DEDUCTIONS   OF PERIOD
                                         ----------   ----------   ----------   ----------
Year-Ended December 31, 1997...........     $ --         $170           --        $  170
Year-Ended December 31, 1998...........     $170         $320           --        $  490
Nine Months Ended September 30, 1999...     $490         $797         $(50)       $1,237

     NEW ACCOUNTING PRONOUNCEMENT -- SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Partnership is currently evaluating what impact, if any, SFAS No. 133 may have on its financial statements.

4. ACQUISITION OF TELENETWORKS

     In September 1997, General Instrument acquired all of the outstanding capital stock of Telenetworks, a specialized data protocol communications software company. The purchase price was approximately $7.0 million in cash. The acquisition was accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The $6.9 million excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. In January 1998, in conjunction with the formation of the Partnership, the Limited Partner contributed the assets and liabilities of Telenetworks to the Partnership at its cost. For financial statement purposes, Telenetworks' assets, liabilities and results of operations have been included in the accompanying financial statements since September 1, 1997.

                         NEXT LEVEL COMMUNICATIONS L.P.

     In conjunction with the acquisition in September 1997, General Instrument granted approximately 358,000 shares of restricted common stock of General Instrument valued at $7.0 million in total to certain Telenetworks employees. The restricted shares were valued at the quoted market price of $19.56 per share of General Instrument's common stock at the date of grant. The restrictions on the common stock of General Instrument lapsed over a 270-day period which ended on May 31, 1998. Since this common stock was payable based solely on the continued employment of the individuals, prepaid compensation of $7.0 million was recorded and amortized to compensation expense over the life of the restrictions. Compensation expense of $3.9 million and $3.1 million was recorded in 1998 and 1997.

     In June 1998, the Partnership issued approximately $2.9 million in loans to former Telenetworks employees due to certain tax liabilities associated with the restricted stock, $2.5 million of which was outstanding at December 31, 1998 and recorded in other receivables. The loans were due in April 1999, and were collateralized by the common stock of General Instrument held by such employees. As of September 30, 1999 such loans were fully repaid.

5. INVENTORIES

     Inventories consist of (in thousands):

                                                     DECEMBER 31,
                                                   -----------------   SEPTEMBER 30,
                                                    1997      1998         1999
                                                   -------   -------   -------------
Raw materials....................................  $ 7,152   $ 7,203      $ 7,323
Work-in-process..................................    1,453     1,157          563
Finished goods...................................    4,779    12,310       17,607
                                                   -------   -------      -------
     Total.......................................  $13,384   $20,670      $25,493
                                                   =======   =======      =======

6. PROPERTY AND EQUIPMENT

     Property and equipment consists of (in thousands):

                                                     DECEMBER 31,
                                                  ------------------   SEPTEMBER 30,
                                                   1997       1998         1999
                                                  -------   --------   -------------
Machinery and equipment.........................  $20,030   $ 28,315     $ 34,439
Leasehold improvements..........................    3,817      4,457        5,068
                                                  -------   --------     --------
     Total......................................   23,847     32,772       39,507
Less accumulated depreciation and
  amortization..................................   (5,827)   (11,214)     (16,552)
                                                  -------   --------     --------
Property and equipment -- net...................  $18,020   $ 21,558     $ 22,955
                                                  =======   ========     ========

Machinery and equipment includes assets acquired under capital leases of $930,000 and $1,801,000 and related accumulated depreciation and amortization of $208,000 and $668,000 at December 31, 1998 and September 30, 1999, respectively.

                         NEXT LEVEL COMMUNICATIONS L.P.

7. OTHER ACCRUED LIABILITIES

     Other accrued liabilities consists of (in thousands):

                                                      DECEMBER 31,
                                                    ----------------   SEPTEMBER 30,
                                                     1997     1998         1999
                                                    ------   -------   -------------
Accrued payroll and related expenses..............  $4,346   $ 4,767      $ 6,320
Other accrued expenses............................   1,434     5,930        5,980
                                                    ------   -------      -------
     Total........................................  $5,780   $10,697      $12,300
                                                    ======   =======      =======

8. RELATED PARTY TRANSACTIONS WITH GENERAL INSTRUMENT

     In January 1998, in conjunction with the formation of the Partnership, General Instrument advanced $75.0 million to the Partnership in exchange for a note (the "Note") bearing interest at a rate of 8%. The Note includes certain covenants including limitations on borrowings, and is due in 2005. The Note provides for the deferral of scheduled interest payments under certain circumstances. Deferred interest payments bear interest at 10% and are not payable until certain earnings levels, as defined, are met. The Partnership or the Successor Corporation has an option, upon an IPO of the Successor Corporation, to repay the Note, together with accrued interest, in shares of stock of the Successor Corporation. At December 31, 1998, the Partnership owed General Instrument $80.9 million under this Note, including accrued interest of $5.9 million. The fair value of the Note, computed based upon current interest rates for debt instruments with comparable maturities and characteristics, as at December 31, 1998 was approximately $62.5 million. At September 30, 1999, the Partnership owed General Instrument $86.0 million under this note, including accrued interest of $11.0 million.

     At December 31, 1997 NLC had a payable to General Instrument of $41.1 million representing net advances to it during 1997. This amount was contributed to the Partnership in 1998. During 1998, an additional $19.6 million was contributed to the Partnership by the Limited Partner.

     In 1999, the Limited Partner provided an additional $34.0 million of capital contributions and increased its Partnership interest to 90.4%.

     In 1996 and 1997, General Instrument allocated the cost of certain corporate general and administrative services and shared services (primarily certain legal and other costs related to the litigation discussed in Note 12) to NLC. Such allocations were based upon General Instrument's estimates of the incremental costs of providing such services. Management believes that the method used by General Instrument to determine the allocated expenses was reasonable. The allocated expenses were $3.0 million and $1.0 million in 1996 and 1997, respectively. It is not practicable to determine the actual costs that would have been incurred if NLC operated on a stand-alone basis; accordingly such allocations may not necessarily be indicative of the level of expenses which would have been incurred had it been operating as a separate stand-alone entity through December 31, 1997. Since January 1, 1998, all costs to operate on a stand-alone basis were incurred by the Partnership and have been reflected in the accompanying financial statements. Accordingly, no costs were allocated to the Partnership during such periods.

                         NEXT LEVEL COMMUNICATIONS L.P.

9. STOCK OPTION PLANS

     Certain employees of the Partnership have been granted contingently exercisable stock options (included in the table which follows) in NLC which vest over a period of two to three years and which expire in ten years. Such options are exercisable only in the event of an IPO or a change in control of NLC (the "Event"). Compensation expense will be recognized on the date of the Event based on the difference between the exercise price of the options and the fair value of the common stock of a successor corporation on the date of the Event. Management believes that the compensation expense will be material.


     In addition, in January 1997, as part of a tandem stock option grant, certain employees of NLC were granted options at $1.11 per share for a total of
1.9 million shares of common stock of NLC, or options at $15.75 per share for a total of 1.5 million shares of General Instrument common stock (the "GI Options"). Under the terms of the grant, the exercise of options on either NLC or General Instrument common stock results in the cancellation of options in the other company's common stock at a ratio of approximately 1.4 shares of NLC common stock to 1 share of General Instrument common stock. The NLC options are exercisable only upon the Event. The options have a ten-year life and vest over three years. If the GI options are more likely to be exercised no compensation expense will be recognized. If it becomes more likely that the NLC options will be exercised, compensation expense will be recognized at such time, based upon the difference between the exercise price of the NLC options and the fair market value of the NLC common stock on the date of the Event. Management believes that such compensation expense, if the NLC options are more likely to be exercised, will be material.


     The following table summarizes stock option activity relating to NLC's stock option plan (including those granted as part of the tandem stock option grant):

                                                             WEIGHTED AVERAGE
                                               SHARES         EXERCISE PRICE
                                           ---------------   ----------------
                                           (IN THOUSANDS)
Balance at December 31, 1996.............          --                --
Granted..................................       6,914             $0.98
                                               ------
Balance at December 31, 1997.............       6,914              0.98
Granted..................................         179              5.74
Canceled.................................          (4)             1.11
                                               ------
Balance at December 31, 1998 (none
  exercisable)...........................       7,089              1.10
                                               ======

     In the nine months ended September 30, 1999, options to purchase 112,750 shares were granted at an exercise price of $9.66 per share and options to purchase 237,000 shares were canceled.

                         NEXT LEVEL COMMUNICATIONS L.P.

     The following table summarizes information about NLC stock options outstanding at December 31, 1998:

                                 OUTSTANDING                                EXERCISABLE
              -------------------------------------------------   -------------------------------
                  NUMBER           WEIGHTED                           NUMBER
              OUTSTANDING AT       AVERAGE          WEIGHTED      EXERCISABLE AT      WEIGHTED
 EXERCISE      DECEMBER 31,     REMAINING LIFE      AVERAGE        DECEMBER 31,       AVERAGE
  PRICES           1998           (IN YEARS)     EXERCISE PRICE        1998        EXERCISE PRICE
-----------   ---------------   --------------   --------------   --------------   --------------
              (IN THOUSANDS)
$0.84-$1.53        6,927             8.8             $0.98             --              $  --
      $6.18          162             9.8              6.18             --                 --
                  ------
                   7,089
                  ======

     Stock-based awards granted to employees are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees. SFAS No. 123, Accounting For Stock Based Compensation, requires the disclosure of pro forma net income (loss) using the fair value method.

     The estimated fair value of an option grant is based, in part, on the estimated term of the option. NLC options granted under the NLC Plan are not exercisable unless an Event occurs. As a result, it is not practicable to determine the expected term of NLC options and therefore it is not possible to estimate the fair value of such options. The weighted average fair value of the GI options granted during 1997 was $5.70.

     Had compensation cost been determined under SFAS 123 for the GI Options under the tandem stock option grant, the Partnership's net loss would have been changed to the pro forma amounts indicated below (in thousands):

                                             YEAR ENDED         NINE MONTHS
                                            DECEMBER 31,           ENDED
                                         -------------------   SEPTEMBER 30,
                                           1997       1998         1999
                                         --------   --------   -------------
Net loss:
As reported............................  $(66,429)  $(81,731)     $(59,948)
  Pro forma............................   (69,190)   (84,494)      (62,020)

     The fair value of the GI options granted under the tandem stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Dividend yield...........................   0.0%
Volatility...............................  35.0%
Risk free interest.......................   6.4%
Expected terms (years)...................   4.0

                         NEXT LEVEL COMMUNICATIONS L.P.

10. EMPLOYEE BENEFIT PLANS

     Employees of the Partnership, who meet certain eligibility requirements are able to participate in the General Instrument 401(k) Plan. Employees may contribute up to 10% of their annual compensation, subject to the legal maximum. The Partnership, contributes an amount equal to 50% of the first 6% of the employee's salary that the employee contributes. The Partnership's expense related to the 401(k) Plan was $430,000, $513,000, $409,000 and $213,000 for the
nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996, respectively.

     The Partnership employees participate in the General Instrument Pension Plan. The Partnership expensed $360,000, $419,000, $229,000 and $210,000 related to these plans for the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996, respectively.

11. CAPITAL LEASE OBLIGATIONS

     The Partnership leases certain equipment under capital leases. Leases expire at various dates from 1999 to 2001 and all contain purchase options.

     Future minimum lease payments at September 30, 1999 are as follows (in thousands):

Years ending December 31:
1999...........................................  $  378
  2000.........................................     684
  2001.........................................     367
                                                 ------
          Total................................   1,429
Less amounts representing interest.............    (315)
                                                 ------
Present value of net minimum lease payments....  $1,114
                                                 ======

12. COMMITMENTS AND CONTINGENCIES

     The Partnership leases its facilities and certain equipment under operating leases. Leases expire at various dates from 1999 to 2006 and certain facilities leases have renewal options.

     During 1998 the Partnership entered into an operating lease for one of its buildings which expires in 2004. The lease provides for a purchase option but does not allow for renewal options. General Instrument has provided a residual value guarantee to the lessor of approximately 82% of the total building cost at inception. The table of future minimum operating lease payments below excludes any payments related to the residual guarantee. Rent expense recorded under the lease was $0.8 million in 1998 and $1.0 million in the nine months ended September 30, 1999.

                         NEXT LEVEL COMMUNICATIONS L.P.

     Future minimum lease payments at December 31, 1998 are as follows:

Years ending December 31:
1999..................................  $ 3,154
  2000................................    2,943
  2001................................    2,357
  2002................................    2,181
  2003................................    2,098
  Thereafter..........................    2,548
                                        -------
          Total.......................  $15,281
                                        =======

     Rent expense was $0.4 million in 1996, $1.1 million in 1997, $3.8 million in 1998, and $3.2 million in the nine months ended September 30, 1999.

     The Partnership has a commitment with a supplier to purchase approximately $2.1 million of components in the 12 months following the release of certain products for sale and approximately $4.3 million in the subsequent 12 months. In addition, the Partnership has a commitment to purchase $2.4 million of components prior to September 2002 with a minimum purchase of $0.5 million each 12-month period following the release of the certain products for sale. The Partnership has a commitment to another supplier to purchase approximately $14.7 million of components prior to December 2001.

     In May 1998, actions by BroadBand Technologies, Inc. against General Instrument and by Next Level Communications against BroadBand Technologies, pending in the United States District Court for the Eastern District of North Carolina, were dismissed with prejudice. The action brought by BroadBand related to fiber optic communications systems for delivering television signals and a patent held by BroadBand. The action brought by Next Level Communications involved contentions that BroadBand infringed two patents held by Next Level Communications relating to video compression and signal processing and that BroadBand had violated antitrust laws. These dismissals were entered pursuant to a settlement agreement under which, among other things, Next Level Communications L.P. paid BroadBand Technologies $5.0 million, which was expensed in 1998, and BroadBand Technologies and Next Level Communications L.P. have entered into a perpetual cross-license of patents applied for or issued currently or through May 2003.

     In April 1995, DSC Communications Corporation and DSC Technologies Corporation (collectively, "DSC") brought suit against NLC and the founders of NLC. In June 1996, a final judgement against NLC and the individual defendants was entered in favor of DSC, and an expense for the expected final award of $141.0 million was recorded. General Instrument paid the $141.0 million judgement in 1997 as required by the 1995 agreement for the acquisition of NLC; accordingly, the $141.0 million has been shown as a capital contribution in 1997.

     On March 5, 1998, an action entitled DSC Communications Corporation and DSC Technologies Corporation v. Next Level Communications, L.P., Spencer Trask Investors LLC, General Instrument Corporation and Spencer Trask & Co., Inc. was filed in the Superior Court of the State of Delaware in and for New Castle County (the "Delaware Action"). In that action, DSC alleged that in connection with the formation of the

                         NEXT LEVEL COMMUNICATIONS L.P.

Partnership and the transfer of the switched digital video technology, the Partnership and Spencer Trask Investors LLC misappropriated DSC's trade secrets; that General Instrument improperly disclosed trade secrets when it conveyed such technology to the Partnership; and that Spencer Trask conspired to misappropriate DSC's trade secrets. The plaintiffs sought actual damages for the defendants' purported unjust enrichment, disgorgement of consideration, exemplary damages and attorney's fees, all in unspecified amounts. In April 1998, General Instrument and the other defendants filed an action in the United District Court for the Eastern District of Texas, requesting that the federal court preliminarily and permanently enjoin DSC from prosecuting the Delaware Action because by pursuing such action, DSC effectively was trying to circumvent and relitigate the Texas federal court's November 1997 judgment in a previous lawsuit involving DSC. On May 14, 1998, the United States District Court for the Eastern District of Texas granted a preliminary injunction preventing DSC from proceeding with the Delaware Action. On July 6, 1998, the defendants filed a motion for summary judgement with the Texas Court requesting a permanent injunction preventing DSC from proceeding with this litigation. In June 1999 the United States Court of Appeals for the Fifth Circuit affirmed the judgment of the Texas court. On July 15, 1999, the Texas federal court granted the Delaware defendants' motion for summary judgement and issued its final judgement permanently enjoining DSC from prosecuting and continuing the Delaware action.

                          INDEPENDENT AUDITORS' REPORT

Next Level Communications, Inc.:

     We have audited the accompanying balance sheet of Next Level
Communications, Inc. as of August 24, 1999 (date of incorporation). This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Next Level Communications, Inc. as of August 24, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

SAN FRANCISCO, CALIFORNIA
AUGUST 25, 1999 (OCTOBER 11, 1999 AS TO NOTES 2 AND 3)

                        NEXT LEVEL COMMUNICATIONS, INC.

                                 BALANCE SHEET
                                AUGUST 24, 1999
                            (DATE OF INCORPORATION)

Assets
Cash........................................................  $    1
                                                              ======
Stockholder's Equity
  Common Stock, $.01 par value, 1,000 shares authorized, 100 issued and
     outstanding............................................  $    1
                                                              ======

                          See notes to balance sheet.

                        NEXT LEVEL COMMUNICATIONS, INC.
                             NOTES TO BALANCE SHEET

1. ORGANIZATION AND BUSINESS PURPOSE

     Next Level Communications, Inc. (the "Company") is a wholly-owned subsidiary of Next Level Communications L.P. The Company is a Delaware corporation formed on August 24, 1999 for the purpose of merging with Next Level Communications L.P. to effect an initial public offering (the "offering").

2. RECAPITALIZATION

     Immediately prior to the completion of this offering, the following interdependent recapitalization transactions will occur:

     - the Next Level Communications L.P. $75.0 million note and accrued interest thereon payable to General Instrument will be contributed by General Instrument to Next Level Communications, Inc., in exchange for a number of shares of common stock equal to the aggregate amount owed under the note divided by the initial offering price (which would be 7,813,636 shares based upon $86.0 million owed as of September 30, 1999 and an assumed initial offering price of $11.00 per share); and

     - Next Level Communications L.P. and Next Level Communications, a wholly owned subsidiary of General Instrument and the limited partner of Next Level Communications L.P., each will be merged into Next Level Communications, Inc. As part of these mergers:

        - Spencer Trask, the general partner of the partnership, will receive 5,863,329 shares of common stock for its 9.6% general partnership interest;


        - General Instrument will receive a number of shares of common stock, for Next Level Communications' 90.4% limited partnership interest and other interests under the partnership agreement, equal to 55,366,091 plus a number equal to $88.0 million divided by the initial offering price (which would be 8,000,000 shares based upon an assumed initial offering price of $11.00 per share)(the $88 million is the value receivable by us from affiliates of Spencer Trask with respect to their warrants as described below);


        - options granted to employees of the partnership to purchase shares of Next Level Communications will become options to purchase a total of 6,964,904 shares of common stock on a one for one basis; and

        - the option currently held by affiliates of Spencer Trask to purchase shares of the partnership's successor under the partnership agreement will become warrants to purchase from the Company 8,480,102 shares of common stock at an exercise price of $10.38 per share.

     The recapitalization will be accounted for at historical cost.

3. EMPLOYEE STOCK PLANS

  1999 STOCK PLAN

     Our board of directors adopted our 1999 Stock Plan effective October 1, 1999. Our stockholder also approved this plan. We have reserved 6,000,000 shares of our common stock for grants under the 1999 Stock Plan. If options or shares awarded under the 1999 Stock Plan are forfeited, then those options or shares will become available for new awards. Before this offering is completed, we expect to grant options covering 5,354,844 shares of our common stock under the 1999 Stock Plan. These options will have an exercise price equal to $11.00 per share, and they will become exercisable with respect to 25% of the shares after 12 months of service and the remaining 75% in equal monthly installments over the next 36 months of service. We will make no awards under the 1999 Stock Plan after this offering.

     Participants in the plan may include employees, consultants and members of the board of directors who are not employees. The board may grant options to purchase shares of our common stock, or it may grant restricted shares of our common stock. Options may be incentive stock options, which may qualify for favorable tax treatment and which have a minimum exercise price equal to 100% of the fair market value of the underlying stock on the date of grant. Options may also be nonstatutory stock options, which cannot qualify for favorable tax treatment and which have a minimum exercise price equal to 85% of the fair market value of the underlying stock on the date of grant. Options expire not later than 10 years after the date of grant, and they expire earlier if the optionee's service ends earlier.

  1999 EQUITY INCENTIVE PLAN

     Our board of directors adopted our 1999 Equity Incentive Plan on October 10, 1999. Our stockholder also approved this plan. We have reserved 4,000,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan. In addition, any shares reserved under the 1999 Stock Plan for options not granted at the time of this offering will become available for grants under the 1999 Equity Incentive Plan. In general, if options or shares awarded under the 1999 Stock Plan or the 1999 Equity Incentive Plan are forfeited, then those options or shares will again become available for awards under the 1999 Equity Incentive Plan. We have not yet granted any options under the 1999 Equity Incentive Plan, and none will be granted until after this offering.

     The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. Options expire not later than 10 years after the date of grant.

     1999 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted our 1999 Employee Stock Purchase Plan on October 10, 1999. Our stockholder also approved this plan. Our 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 1,000,000 shares of our common stock for issuance under the plan. On November 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically be increased by 1,000,000 shares or 1% of the shares then outstanding, whichever is less.

     All of our employees are eligible to participate. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period.

Each offering period lasts 24 months. Overlapping offering periods start on May 1 and November 1 of each year. However, the first offering period will start on the effective date of this offering and end on October 31, 2001.

     The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of:

     - the fair market value per share of common stock on the date immediately before the first day of the applicable offering period; or

     - the fair market value per share of common stock on the purchase date;

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - the price per share to the public in this offering; or

     - the fair market value per share of common stock on the purchase date.

                        [Next Level Communications Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee.......................................  $   34,750
NASD fee...................................................      13,000
Nasdaq National Market listing fee.........................      95,000
Printing and engraving expenses............................     400,000
Legal fees and expenses....................................   1,600,000
Accounting fees and expenses...............................     500,000
Blue sky fees and expenses.................................       5,000
Transfer agent fees........................................      15,000
Miscellaneous fees and expenses............................     137,250
                                                             ----------
          Total............................................  $2,800,000
                                                             ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law." Reference is made to Section 6 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Within the last three years, a predecessor to the Registrant sold securities in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act of 1933, as amended.

     In January 1998, Next Level Communications, a subsidiary of General Instrument, acquired an 89% limited partner interest in Next Level Communications L.P. (the "Partnership") in exchange for the net assets, management and workforce of Next Level Communications.

     In January 1998, General Instrument advanced $75.0 million to the Partnership in exchange for a note convertible by the partnership into shares. The Partnership used these funds for general working capital.

     From November 1998 through May 1999, Next Level Communications has provided an additional $50.0 million of capital contribution in return for an increase in its partnership interest from 89% to 90.4%. The Partnership used these funds for general working capital.

     The sale of the above securities was deemed to be exempt from registration under the Act in reliance upon Section 4(2) of the Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities used in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


      EXHIBIT
       NUMBER                                 DESCRIPTION
      -------                                 -----------
       1.1***    --   Form of Underwriting Agreement (preliminary form).
       2.1**     --   Form of Merger Agreement among General Instrument
                      Corporation, Spencer Trask Investors LLC, Next Level
                      Communications, Next Level Communications L.P. and
                      Registrant.
       3.1**     --   Form of Restated Certificate of Incorporation to be filed
                      upon the closing of this offering.
       3.2**     --   Bylaws of the Registrant.
       4.1       --   Reference is made to Exhibits 3.1 and 3.2
       4.2**     --   Form of Registration Rights Agreement among General
                      Instrument Corporation, Spencer Trask Investors LLC and
                      Registrant.
       4.3*      --   Specimen Common Stock certificate.
       5.1***    --   Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
                      Hachigian, LLP.
       9.1**     --   Form of Voting Trust Agreement among General Instrument
                      Corporation, Registrant and Chase Mellon Shareholder
                      Services LLC.
      10.1**     --   Form of Indemnification Agreement.

      EXHIBIT
       NUMBER                                 DESCRIPTION
      -------                                 -----------
      10.2**     --   Form of Corporate and Intercompany Agreement between General
                      Instrument Corporation and Registrant.
      10.3**     --   1999 Equity Incentive Plan.
      10.4**     --   1999 Employee Stock Purchase Plan.
      10.5***    --   Patent and Technical Information Cross-License Agreement.
      10.8+**    --   Agreement between U S WEST Communications, Inc. and the
                      Registrant.
      10.9+**    --   Agreement by and among Telesector Resources Group, Inc.,
                      General Instrument Corporation and the Registrant.
      10.10+**   --   Agreement between the Registrant and SCI Technology, Inc.
      10.11+**   --   Agreement between the Registrant and CMC Mississippi, Inc.
      10.12**    --   1999 Stock Plan.
      23.1***    --   Independent Auditors' Consent.
      23.2**     --   Consent of Counsel. Reference is made to Exhibit 5.1.
      24.1**     --   Power of Attorney (see page II-5).
      27.1**     --   Financial Data Schedule.
      99.1**     --   Consent of Lynn Forester filed pursuant to Rule 438 under
                      the Securities Act.
      99.2**     --   Consent of John McCartney filed pursuant to Rule 438 under the Securities Act.
      99.3**     --   Consent of Paul S. Latchford filed pursuant to Rule 438
                      under the Securities Act.


---------------
*   To be supplied by amendment.

**  Previously filed.

*** Filed herewith.

+ Confidential treatment has been requested for certain portions which have been blacked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.

(b) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rohnert Park, State of California, on this 29th day of October, 1999.


                                       NEXT LEVEL COMMUNICATIONS, INC.

                                       By:       /s/ JAMES T. WANDREY*
                                          --------------------------------------
                                                     James T. Wandrey
                                                  Senior Vice President
                                               and Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


/s/ PETER W. KEELER*                          Chief Executive Officer,    October 29, 1999
------------------------------------------      (Principal Executive
Peter W. Keeler                               Officer) Chairman of the
                                                       Board
                                                   and President

/s/ JAMES T. WANDREY                         Senior Vice President and    October 29, 1999
------------------------------------------    Chief Financial Officer
James T. Wandrey                              (Principal Financial and
                                                Accounting Officer)

/s/ RICHARD C. SMITH*                                 Director            October 29, 1999
------------------------------------------
Richard C. Smith

        *By: /s/ JAMES T. WANDREY
   ------------------------------------
             James T. Wandrey
             Attorney-in-fact

                                 EXHIBIT INDEX


      EXHIBIT
       NUMBER                                 DESCRIPTION
      -------                                 -----------
       1.1***    --   Form of Underwriting Agreement (preliminary form).
       2.1**     --   Form of Merger Agreement among General Instrument
                      Corporation, Spencer Trask Investors LLC, Next Level
                      Communications, Next Level Communications L.P. and
                      Registrant.
       3.1**     --   Form of Restated Certificate of Incorporation to be filed
                      upon the closing of this offering.
       3.2**     --   Bylaws of the Registrant.
       4.1       --   Reference is made to Exhibits 3.1 and 3.2.
       4.2**     --   Form of Registration Rights Agreement among General
                      Instrument Corporation, Spencer Trask Investors LLC and
                      Registrant.
       4.3*      --   Specimen Common Stock certificate.
       5.1***    --   Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
                      Hachigian, LLP.
       9.1**     --   Form of Voting Trust Agreement among General Instrument
                      Corporation, Registrant and Chase Mellon Shareholder
                      Services LLC.
      10.1**     --   Form of Indemnification Agreement.
      10.2**     --   Form of Corporate and Intercompany Agreement between General
                      Instrument Corporation and Registrant.
      10.3**     --   1999 Equity Incentive Plan.
      10.4**     --   1999 Employee Stock Purchase Plan.
      10.5***    --   Patent and Technical Information Cross-License Agreement.
      10.8+**    --   Agreement between U S WEST Communications, Inc. and the
                      Registrant.
      10.9+**    --   Agreement by and among Telesector Resources Group, Inc.,
                      General Instrument Corporation and the Registrant.
      10.10+**   --   Agreement between the Registrant and SCI Technology, Inc.
      10.11+**   --   Agreement between the Registrant and CMC Mississippi, Inc.
      10.12**    --   1999 Stock Plan.
      23.1***    --   Independent Auditors' Consent.
      23.2**     --   Consent of Counsel. Reference is made to Exhibit 5.1.
      24.1**     --   Power of Attorney (see page II-5).
      27.1**     --   Financial Data Schedule.
      99.1**     --   Consent of Lynn Forester filed pursuant to Rule 438 under
                      the Securities Act.
      99.2**     --   Consent of John McCartney filed pursuant to Rule 438 under the Securities Act.
      99.3**     --   Consent of Paul S. Latchford filed pursuant to Rule 438
                      under the Securities Act.


---------------
*   To be supplied by amendment

**  Previously filed.

*** Filed herewith.

+ Confidential treatment has been requested for certain portions which have been blacked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.